                    AS FILED WITH THE SECURITIES AND EXCHANGE
                         COMMISSION ON MARCH 16, 1999.

                                                  REGISTRATION NO. 333-_____


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              Lowestfare.com, Inc.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                             7389                      88-0407016
(STATE OR OTHER JURISDICTION OF   (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)     CODE CLASSIFICATION NUMBER)    IDENTIFICATION NUMBER)



                             980 KELLY JOHNSON DRIVE
                             LAS VEGAS, NEVADA 89119

                                 (702) 260-3600

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               KENNETH G. SWANTON
                             CHIEF EXECUTIVE OFFICER
                             980 KELLY JOHNSON DRIVE
                             LAS VEGAS, NEVADA 89119
                                 (702) 260-3600
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)


                                   COPIES TO:
       MARC WEITZEN, ESQ.                         LUCI STALLER ALTMAN, ESQ.
      GORDON ALTMAN BUTOWSKY                       MATTHEW B. SWARTZ, ESQ.
      WEITZEN SHALOV & WEIN                    BROBECK, PHLEGER & HARRISON LLP
       114 WEST 47TH STREET                       1633 BROADWAY, 47TH FLOOR
     NEW YORK, NEW YORK 10036                      NEW YORK, NEW YORK 10019
         (212) 626-0800                                 (212) 581-1600

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box./ /

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering./ /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering./ /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box./ /

                         CALCULATION OF REGISTRATION FEE


                 TITLE OF EACH CLASS OF                           PROPOSED MAXIMUM                      AMOUNT OF
               SECURITIES TO BE REGISTERED                 AGGREGATE OFFERING PRICE (1)(2)           REGISTRATION FEE
               ---------------------------                 -------------------------------           ----------------
Common Stock, $.01 par value.............................           $138,000,000                         $38,364
========================================================= ================================= ==================================

(1) Includes shares which the Underwriters have the option to purchase from the Company solely to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(o) of the Securities Act of 1933, as amended, solely for the purpose of calculating the amount of the registration fee.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MARCH __, 1999


                           LOWESTFARE.COM, INC. [LOGO]

                              [___________] SHARES

                                  COMMON STOCK


        Lowestfare.com, Inc. is offering _____ shares of its common stock. This is Lowestfare.com's initial public offering. We have applied for approval for quotation on the Nasdaq National Market under the symbol "FARE" for the shares we are offering. We anticipate that the initial public offering price will be between $____ and $____ per share.


                  INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                                                PER SHARE          TOTAL
                                                                ---------          -----
Public Offering Price.....................................          $                $
Underwriting Discounts and Commissions ...................          $                $
Proceeds to Lowestfare.com................................          $                $


         THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Lowestfare.com has granted the underwriters a 30-day option to purchase
up to an additional            shares of common stock to cover over-allotments.
BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock
to purchasers on                   , 1999.


BANCBOSTON ROBERTSON STEPHENS             BEAR, STEARNS & CO. INC.

                 The date of this prospectus is             , 1999

                            [Inside front-cover page]


[PICTURE OF THE LOWESTFARE.COM HOME PAGE AND DESCRIPTION OF WEB SITE FEATURES ]

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK. UNLESS OTHERWISE INDICATED, ALL REFERENCES IN THIS PROSPECTUS TO "LOWESTFARE.COM," "OUR COMPANY," THE "COMPANY," "WE," "US" AND "OUR" REFER TO LOWESTFARE.COM, INC., TOGETHER WITH ITS CONSOLIDATED SUBSIDIARIES.

         UNTIL                , 1999, ALL DEALERS THAT BUY, SELL OR TRADE OUR
COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                TABLE OF CONTENTS

                                                                                                 Page
                                                                                                 ----
Prospectus Summary.................................................................................    4
Risk Factors.......................................................................................    7
Forward-Looking Statements.........................................................................   23
Summary of Organizational Restructuring............................................................   24
Use of Proceeds....................................................................................   25
Dividend Policy....................................................................................   25
Capitalization.....................................................................................   26
Dilution...........................................................................................   27
Selected Combined Financial Data...................................................................   28
Management's Discussion and Analysis of Financial Condition and Results of Operations..............   29
Business...........................................................................................   39
Management.........................................................................................   54
Certain Transactions...............................................................................   62
Principal Stockholders.............................................................................   64
Description of Capital Stock.......................................................................   65
Shares Eligible for Future Sale....................................................................   67
Underwriting.......................................................................................   69
Legal Matters......................................................................................   71
Experts ...........................................................................................   71
Where You Can Find Additional Information..........................................................   71
Index to Financial Statements......................................................................  F-1


        Lowestfare.com and the Lowestfare.com logo are trademarks of our company for which a trademark application is pending. This prospectus also contains the trademarks, tradenames and service marks of other companies which are the property of their respective owners.

        Our principal executive offices are located at 980 Kelly Johnson Drive, Las Vegas, Nevada 89119 and our telephone number is (702) 260-3600. Our Web site address is www.Lowestfare.com. THE INFORMATION ON OUR WEB SITE IS NOT INCORPORATED BY REFERENCE INTO THIS PROSPECTUS AND SHOULD NOT BE CONSIDERED A PART OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

         This summary highlights information contained elsewhere in this prospectus. This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the Financial Statements and related Notes, before making an investment decision. Unless otherwise indicated, all information in this prospectus assumes: (1) the acquisitions in connection with the organizational restructuring to occur prior to the closing of this offering of Global Discount Travel Services LLC and Global Travel Marketing Services, Inc. by Lowestfare.com, Inc.; (2) the filing of our Amended and Restated Certificate of Incorporation which, among other things, will authorize 5,000,000 shares of undesignated preferred stock; and (3) that the underwriters do not elect to exercise their over-allotment option. See "Underwriting."

                              LOWESTFARE.COM, INC.


         Lowestfare.com is a leading full-service provider of discount travel products and services to the leisure and small business traveler. We offer our customers a reliable source for discounted travel products and services through our agreements with selected travel providers such as America West Airlines, Northwest Airlines, Trans World Airlines (the "Contracting Airline"), Virgin Atlantic Airways, Hertz Rent-a-Car, Stratosphere Hotel and Casino and Carnival Cruise Lines. In addition, we offer our customers the ability to make reservations on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators. Our travel product and service offerings are available to our customers through: (1) our Web site (www.Lowestfare.com), (2) our toll-free telephone reservation and customer service center (1-888-777-2222) and (3) our affiliations with more than 800 travel agencies which are authorized to sell discount airline tickets on the Contracting Airline. Our user-friendly Web site enables our customers to quickly and easily search for information regarding their travel needs, securely book trips, access a variety of helpful travel-related content and receive customer support 24 hours a day, 7 days a week. We have established strategic marketing relationships with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com and Frommers to increase our access to Internet customers and build brand awareness. We commenced our operations in August 1995 and launched our original Web site in October 1996. However, we first sought to capitalize on the growing popularity and potential of the Internet in June 1998 with the launch of our redesigned Web site. This redesigned Web site features a broad array of travel product offerings, an attractive user interface, an easy-to-use interactive booking engine and other travel-related content. Since our inception through February 28, 1999, we have conducted over 2 million travel-related transactions for our customers. Our total gross bookings have grown from $116.9 million in 1996 to $232.7 million in 1998, while our Internet gross bookings, our fastest growing segment, have grown from $12,000 in 1996 to $13.2 million in 1998.

         The Internet has experienced tremendous growth in usage in recent years and this growth is expected to continue. The Internet has emerged as an attractive medium for consumer use, enabling users to gather a broad array of comparative purchasing data, to shop in a more convenient manner and to interact with sellers in new ways. According to Forrester Research, online leisure travel bookings are expected to grow from approximately $3 billion in 1998 to over $29 billion in 2003. Consumers are attracted by the convenience of purchasing travel products and services via the Internet and seek online travel sites that are easy-to-use, have compelling travel offerings and provide a high level of consistent service both online and over the telephone. Travel consumers are increasingly seeking a reliable online source of discounted travel products and services which are free of significant restrictions and are also accessible through traditional means such as a travel agent or a toll-free number.

         We provide access to our travel product and service offerings through:

         -   our Web site (www.Lowestfare.com);

         - our toll-free telephone reservation and customer service center (1-888-777-2222), which has approximately 300 specially trained service representatives and is available 24 hours a day, 7 days a week; and


         - our affiliations with more than 800 travel agencies which are authorized to sell discount airline tickets on the Contracting Airline.

         We are committed to providing our customers with the highest level of service. This commitment is evidenced by an ongoing customer survey conducted by Lowestfare.com, in which approximately 98% of all respondents as of January 1999 indicated that they would feel comfortable recommending Lowestfare.com to others.

         Our agreement with the Contracting Airline enables us to consistently offer significantly discounted airline tickets to our customers through September 2003 without severe restrictions such as blackout periods, long advance or last minute purchase requirements and without the loss of frequent flyer benefits. In addition, we provide our customers with discounted air travel on several other airlines, as well as discounts for car rentals, hotels, cruises and tour packages.

         Customers accessing our Web site are provided with a variety of choices to meet their travel needs, including travel reservation information, destination content from Frommers and weather and mapping information. We provide easy-to-use navigational tools which quickly guide customers through our Web site. In addition to extensive online help, our Web site customers have access to e-mail and toll-free telephone support around-the-clock to assist them with their travel needs before, during and after their purchase and while traveling.

         Our objective is to be the leading full-service provider of discount travel products and services to the leisure and small business traveler. In order to continue to deliver compelling value to our customers, we intend to implement the following strategies:


         - raise consumer awareness of the Lowestfare.com brand name and our Web site primarily by significantly expanding our advertising efforts;


         - continue to broaden our discount travel product and service offerings by establishing discount relationships with additional airlines, hotels, car rental companies, cruise lines and tour package operators;

         - maintain and establish additional strategic marketing relationships with leading Internet sites to help increase our brand recognition and expand our customer base;

         - pursue opportunities to generate additional sources of revenues, such as banner advertising; and

         - continue to invest in technology to enhance our service and customer satisfaction.

         Lowestfare.com, Inc. was incorporated in August 1998 under the laws of the State of Delaware. Global Discount Travel Services LLC was organized in July 1995 under the laws of the State of Nevada. Global Travel Marketing Services, Inc. was incorporated in June 1995 under the laws of the State of Nevada. Immediately prior to the closing of this offering, we will effect an organizational restructuring whereby Global Discount Travel and its marketing affiliate, Global Travel Marketing, will become wholly-owned subsidiaries of Lowestfare.com.

                                  THE OFFERING

Common stock offered by Lowestfare.com................  __________ shares
Common stock to be outstanding after this offering....  __________ shares
Use of proceeds.......................................  For expansion of our sales and marketing
                                                        capabilities, brand
                                                        name promotion,
                                                        investments in our
                                                        technology
                                                        infrastructure and
                                                        general corporate
                                                        purposes, including
                                                        working capital.

Proposed Nasdaq National Market symbol...............   FARE

         The total shares to be outstanding after this offering do not include outstanding options at February 28, 1999 to purchase a total of approximately 2,208,263 shares of common stock at a weighted average exercise price of $5.07 per share and an additional 1,291,737 shares reserved for future grants under our 1999 Stock Option Plan.

                         SUMMARY COMBINED FINANCIAL DATA
                    (Dollars in thousands, except share data)

                                                                                        December 31,
                                                                -----------------------------------------------------------------
                                                                    1995(1)              1996             1997            1998
                                                                ------------      ------------      ------------     ------------
STATEMENT OF OPERATIONS DATA:
   Revenues ...............................................     $     13,782      $    116,917      $    200,711     $    224,422
   Gross profit ...........................................            3,323            29,943            52,290           59,348
   Net income (loss) ......................................           (1,054)           (1,069)            8,004           13,721
PRO FORMA STATEMENT OF OPERATIONS DATA(2):
   Net income .............................................                                                                13,721
   Pro forma income tax expense ...........................                                                                 4,665
                                                                                                                     ------------
   Pro forma net income ...................................                                                          $      9,056
                                                                                                                     ============
   Pro forma net income per common share(3)
     Basic ................................................                                                          $       0.32
     Diluted ..............................................                                                          [          ]
   Weighted average shares used in per share calculation(3)
     Basic ................................................                                                            28,600,000
     Diluted ..............................................                                                          [          ]
SUPPLEMENTAL FINANCIAL DATA (UNAUDITED):
   Gross bookings(4) ......................................     $     13,782      $    116,917      $    201,016     $    232,714
                                                                ============      ============      ============     ============

                                                                                               December 31, 1998
                                                                                         ---------------------------------
BALANCE SHEET DATA:                                                                       ACTUAL           AS ADJUSTED(6)
                                                                                         --------          ---------------
   Cash and cash equivalents(5)................................................          $11,427
   Working capital.............................................................           16,386
   Total assets................................................................           47,828
   Long-term liabilities.......................................................              162
   Stockholders'/members' equity...............................................           19,702

---------------------

(1)  Reflects the results of operations from July 13, 1995 (date of inception).

(2) Represents pro forma information for Lowestfare.com, Inc. as if the organizational restructuring had taken place on January 1, 1998. Net income and related per share amounts reflect adjustments for federal income taxes as if Global Discount Travel had been taxed as a C corporation rather than a limited liability company.

(3) Please refer to note 4 to the Lowestfare.com, Inc. financial statements for the calculation of income per share, including an explanation of the number of shares used in computing the amount of basic and diluted income per share.

(4) Represents the aggregate retail value charged by Lowestfare.com for travel products and services sold. This presentation of gross bookings does not affect Lowestfare.com's operating results. Management believes that gross bookings provide a more consistent comparison between historical periods than do revenues. Gross bookings are not required to be disclosed by generally accepted accounting principles, GAAP, and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP.

(5) Does not include restricted cash of $29.9 million at December 31, 1998. Please refer to note 1 to the Global Discount Travel Services LLC and Global Travel Marketing Services, Inc. combined financial statements for the description of restricted cash.

(6) As adjusted to give effect to the issuance and sale of the common stock offered hereby at an assumed initial public offering price of $____ per share, and the application of the estimated net proceeds as set forth under "Use of Proceeds."

                                  RISK FACTORS

         Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones faced by our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

         This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risk factors described below and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

WE HAVE A LIMITED OPERATING HISTORY AND A LIMITED INTERNET OPERATING HISTORY

         We initiated our operations in August 1995 and began our Internet operations in October 1996. As a result, we have only a limited operating history on which you can base an evaluation of our business and prospects. An investor in our common stock must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in an early stage of development, particularly companies engaged in new and rapidly evolving markets such as online commerce. Some of these risks include:

         -  reliance on travel suppliers, particularly the Contracting Airline;

         - need to expand the number and variety of our discount travel product and service offerings;

         - ability to maintain our current and enter into additional strategic marketing relationships;

         - extent to which the Internet is used for the purchase of discount travel products and services;

         -  ability to adapt and respond to competition;

         -  need to maintain and expand our brand recognition;

         -  need to continue to develop and design our technology;

         - ability to recruit, retain and motivate qualified personnel and dependence upon key officers and personnel;

         - need to anticipate and adapt to the changing market for online services;

         -  need to manage changing operations; and

         -  perceived security of our services, technology and infrastructure.

         We also depend on the growing use of the Internet for commerce and communications and on general economic conditions. The number of Internet users may not continue to grow and/or use of the Internet may not become more widespread. We may not be successful in addressing these risks and uncertainties or in executing our business strategy and the failure to do so would materially and adversely affect our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE DEPEND HEAVILY UPON OUR CONTRACT WITH THE CONTRACTING AIRLINE

         Our business depends heavily on our ticket program agreement with the Contracting Airline. Sales of tickets purchased from the Contracting Airline pursuant to the agreement accounted for approximately 96.9% of our revenues in 1998, approximately 98.8% of our revenues in 1997 and approximately 99.3% of our revenues in 1996. The agreement, which was entered into in June 1995, prior to our formation, gives us the right to purchase tickets from the Contracting Airline at a significant discount from the applicable published fare, for all seats and fare classes. This discount applies to all flights operated by the Contracting Airline (other than travel originating or terminating in St. Louis, Missouri). We are permitted to resell these tickets to the public, subject to certain limitations contained in the agreement. The ticket program agreement terminates in September 2003, we have no right to renew this agreement and we do not anticipate renewing this agreement.

         The discount pricing provided to us by the ticket program agreement has enabled us to increase our revenues and achieve profitability. We cannot be sure that once this agreement terminates we will be able to sustain profitability or maintain our revenues. Our long-term viability depends upon our ability to obtain significant discount travel arrangements with travel suppliers in addition to the Contracting Airline, and thereby reduce our dependence on this agreement. We may not be able to obtain significant discount travel arrangements with additional travel suppliers on a timely basis or at all. Also, additional discount travel arrangements, if obtained, may not provide as significant a discount as the discount provided to us under the ticket program agreement. In this case, we will not achieve the same level of profitability and may not be profitable at all. In addition, we may not be able to compete successfully with our competitors.

         The value of the ticket program agreement to our company is largely dependent upon the business, results of operations and financial condition of the Contracting Airline. The public filings made by the Contracting Airline disclose that the Contracting Airline was reorganized under Chapter 11 of the United States Bankruptcy Code in 1993 and in 1995. The net loss applicable to common shares of the Contracting Airline was $321.5 million in 1996, $127.0 million in 1997 and $58.9 million for the nine-month period ended September 30, 1998. As of September 30, 1998, the Contracting Airline had $2,729.4 million in total assets, $634.3 million in long-term debt (less current maturities) and $170.2 million in obligations under capital leases (less current obligations). The value of this agreement to our company would be reduced if the Contracting Airline experienced any of the following:

         - any decline in its business, results of operations or financial condition;

         -  any decline in its reputation or market presence;

         - the curtailment, realignment or reduction of its current route structure;

         -  any work stoppage or strike by any of its unions; or

         -  fleet changes which result in reduced seat availability.

Any of these events would harm our business, and our results of operations and financial condition would be materially and adversely effected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Business--Travel Supplier Agreements."

LITIGATION BY THE CONTRACTING AIRLINE CONCERNING CERTAIN TICKET SALES UNDER THE TICKET PROGRAM AGREEMENT

         After we entered into the ticket program agreement in 1995, the Contracting Airline began to dispute our right, among other things, to sell certain types of tickets to leisure travelers.

         In March 1996, the Contracting Airline commenced litigation against us, Carl C. Icahn, Karabu Corp. and certain other entities affiliated with Mr. Icahn in the Circuit Court of St. Louis County, Missouri, seeking a declaration that we had breached the ticket program agreement by selling certain types of tickets to leisure travelers. The Contracting Airline also asserted additional claims for breach of contract, tortious interference with prospective and existing business relations and unjust enrichment. The Contracting Airline also sought approximately $300 million in liquidated, compensatory and punitive damages, costs and attorneys' fees. In December 1997, a non-jury trial commenced before the Missouri State Court. In May 1998, the Court denied the Contracting Airline's petition and found that our sales to leisure travelers did not breach the ticket program agreement.

         We moved along with Mr. Icahn and his related entities to amend or modify the Court's ruling to include a declaratory judgment that we are permitted to sell tickets to any person for any purpose, which could include use by the purchaser's family members or friends. The Contracting Airline opposed this motion and requested that the Court clarify the ruling to limit its scope, specifically that the leisure traveler purchasing a ticket must use the ticket (with certain enumerated exceptions) and may not purchase a ticket for any other person, including friends or family members. The Court denied both motions on June 25, 1998. The Contracting Airline has appealed the denial of its motion for clarification and the Court's original ruling.

         The Contracting Airline filed its appeal brief on February 26, 1999, which contains its arguments for overturning the Court's ruling. We plan to vigorously defend against the Contracting Airline's arguments on appeal, but there can be no assurance that we will succeed on all or part of the Contracting Airline's appeal. If the Contracting Airline succeeds on appeal and all or part of the lower court's decision in our favor is reversed or modified, we may lose our right to purchase certain types of tickets under the ticket program agreement and may be required to pay damages to the Contracting Airline, which could be substantial. Loss of our right to purchase tickets under the ticket program agreement would materially and adversely affect our business, results of operations and financial condition. Even if we are successful on the appeal, our defense will be expensive, time-consuming, and could distract management. This could hurt our business. See "Business--Legal Proceedings--Litigation with the Contracting Airline."

OUR QUARTERLY RESULTS OF OPERATIONS MAY FLUCTUATE AND OUR FUTURE REVENUES AND PROFITABILITY ARE UNCERTAIN

         Our revenues, gross margins and operating results have fluctuated significantly in the past and are expected to continue to fluctuate significantly in the future due to a variety of factors. These factors, many of which are outside of our control include, among others:

         - changes in our ability to sell tickets under the ticket program agreement or any other reduction in the value of the ticket program agreement;

         - our ability to retain existing customers, attract new customers and maintain customer satisfaction;

         -  the termination of the ticket program agreement in September 2003;

         - seasonal fluctuations in consumer spending patterns and Internet usage;

         - our ability to negotiate discount travel arrangements with travel suppliers other than the Contracting Airline;

         - the amount and timing of costs relating to potential expansion of our business;

         -  changes in pricing by airlines and other travel suppliers;

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
         - the announcement or introduction of new Internet sites, services and products by our competitors or increased competition;

         - the level of use of commercial Internet services and consumer acceptance of our Internet products and services;

         -  the mix of our products and services sold during a quarter;

         -  the success of our brand building and marketing campaign;

         - the timing of releases of new and enhanced technology or other third-party software products;

         -  changes in our personnel;

         - our success in assimilating the operations and personnel of any acquired business; and

         - general economic conditions and economic conditions specific to the travel industry and online commerce.

Any change in one or more of these factors could materially and adversely affect our results of operations in future periods.

         Our gross margins may be impacted by a number of different factors, including: (a) the mix of revenues derived from our Web site, our toll-free telephone reservation and customer service center and our affiliated travel agencies, (b) the mix of commission revenues derived from the sale of cruises, tour packages, car rentals and hotel bookings, (c) the mix of travel products and services sold, (d) the mix of airline ticket commissions (which vary from airline to airline) and (e) the amount of override commissions and the margins we derive from our consolidator and wholesale contracts with certain airlines, including the Contracting Airline.

         We currently intend to substantially increase our operating expenses to:

         -  develop and offer new and expanded travel products and services;

         - expand our sales and marketing capabilities and brand name promotion;

         -  expand our customer service operations; and

         -  enhance our technology and transaction-processing systems.

To the extent these expenses precede or are not subsequently followed by increased revenues, our quarterly revenues, gross margins and results of operations will fluctuate and net profits, if any, in a given quarter may be less than expected.

         As a result of these fluctuations, our annual or quarterly results of operations may be below the expectations of securities analysts and investors. In this event, the price of our common stock could decline. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Quarterly Results of Operations."

OUR BUSINESS DEPENDS ON THE TRAVEL INDUSTRY

         The future success of our business is dependent on the travel industry. We currently earn all of our revenue from the travel industry, especially airline tickets for leisure travel. The travel industry, particularly airline tickets for leisure travel, is highly sensitive to personal discretionary spending levels and changes in economic conditions. Consumer demand tends to decline during general economic downturns and recessions. The travel industry is also highly susceptible to unforeseen events, such as political instability, regional hostilities, terrorism, fuel price escalation, travel-related accidents, unusual weather patterns, airline or other travel-related strikes and other adverse occurrences. These events would likely result in decreased travel and our business, results of operations and financial condition would be materially and adversely affected.

OUR BUSINESS IS SUBJECT TO SEASONAL FLUCTUATIONS

         Our business is seasonal due to fluctuations in our customers' travel patterns and general Internet usage. In the past, we have experienced an increase in travel bookings during the first and second calendar quarters and a decrease during the third and fourth quarters and we expect that this trend will continue in the future. We expect that Internet usage may decline during the summer. In addition, seasonal trends affect the inventory made available to us by third-party suppliers. Airlines, for example, typically experience higher demand for tickets through traditional distribution channels for travel during Thanksgiving and the year-end holiday period. As a result, during these periods, airlines may have less need to sell discount tickets and packages through our company. Seasonality in the travel industry and variability in Internet usage will likely cause quarterly fluctuations in our results of operations and our financial performance could be materially and adversely affected.

WE RELY ON TRAVEL SUPPLIERS

         We depend on airlines and other travel suppliers in order to offer our customers a broad selection of travel products and services. We currently have discount travel agreements with only the Contracting Airline and four other airlines. Our agreements with these four airlines generally:

         -  do not require the airlines to deal exclusively with us;

         - do not require the airlines to provide any specific quantity of tickets;

         -  are effective for only a one year period; and

         -  can be terminated upon thirty days' notice.

Our other travel suppliers may be unable to or choose not to make their inventory of services and products available to us, or may terminate any discount arrangements that we have obtained. This could significantly decrease the amount or breadth of our inventory of available travel offerings and our business, results of operations and financial condition may be materially and adversely affected.

         In addition, a portion of our revenues is dependent on the commissions paid by travel suppliers for bookings made through our travel service. In recent years, airlines have significantly reduced their typical commission rate structure several times, including a reduction of the commission rate payable for Internet reservations. Travel suppliers may further reduce their commission rates or eliminate such commissions entirely, which could materially and adversely effect our business, results of operations and financial condition.

         Further, due to our dependence on the airline industry, we could be adversely affected by changes in the industry, including the grounding of popular aircraft models or fleet changes made by particular airlines. We would have no control over these changes. For example, in 1998 the Contracting Airline discontinued use of its largest airplane, the Boeing 747. As a result, there was a reduction in the number of seats available for sale to us by the Contracting Airline. Consequently, we experienced a decrease in our sales of such seats. Any similar decision made in the future by the Contracting Airline or any other airline could cause our revenue to decrease and our business, results of operations and financial condition could be materially and adversely affected. Further, we would be adversely affected by the bankruptcy, insolvency, or other adverse change in the business or financial condition of one or more airlines whose tickets we sell. We could also be adversely affected by the acquisition of one of our current discount travel suppliers by a travel supplier with whom we do not have a relationship. See "Business--Travel Supplier Agreements."

THERE IS SIGNIFICANT COMPETITION IN THE TRAVEL INDUSTRY, INCLUDING THE ONLINE TRAVEL INDUSTRY

         The market for travel products and services is extremely competitive. We compete primarily with: (a) traditional travel agencies such as American Express Travel Related Services, Carlson Wagonlit Travel and Uniglobe Travel,
(b) individual airlines, hotels, car rental companies, cruise lines and tour package operators and other travel suppliers, (c) online travel reservation services such as Biztravel.com, Cheap Tickets, Expedia which is operated by Microsoft, Internet Travel Network, Preview Travel, Priceline.com, The Trip.com and Travelocity which is operated by The SABRE Group and (d) consolidators and wholesalers of airline tickets and other travel products.

         Most travel suppliers sell their services through travel agencies and directly to customers, mainly by telephone. Also, most major airlines and hotels offer travel products and services directly to consumers through their own Web sites, and some include travel products and services of other travel suppliers. This reduces the need to pay commissions to third parties, such as our company. We are unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that our Web site, toll-free telephone reservation and customer service center and affiliated travel agency operations will compete successfully with any current or future competitors.

         Some of our current and potential competitors have competitive advantages due to various factors, which include, among others:

         -  greater brand recognition;

         -  longer operating histories;

         -  larger customer bases;

         -  significantly greater financial, marketing and other resources;

         - strategic or commercial relationships with larger, more established and well-financed companies; and

         - ability to secure discount product and services from travel suppliers on more favorable terms.

         In addition, we may face competitive pressure due to the expansion of current and the creation of new technologies. Increased competition could reduce our operating margins and profitability, result in loss of market share and diminish our brand recognition, which would materially and adversely affect our business, results of operations and financial condition. See "Business--Competition."

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR POTENTIAL GROWTH

         We have rapidly and significantly expanded our operations and anticipate further significant expansion will be required to realize our growth strategy. We have also recently added a number of key managerial and technical employees and we expect to add additional key officers and personnel in the future. This expansion has placed, and is expected to continue to place, significant demands on our management, operational and financial resources. To manage our future growth, we will need to recruit, retain and motivate highly skilled officers and personnel and improve existing systems and/or implement new systems for:

         -  transaction processing;

         -  operational and financial management; and

         -  training, integrating and managing our growing employee base.

Our operations are headquartered in Las Vegas, Nevada, where the market for employees is highly competitive. Our inability to attract employees could materially harm our business, results of operations and financial condition.

         Our current and planned personnel, systems, procedures and controls may be inadequate to support our planned growth. If we cannot manage our growth effectively, our business could be harmed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

WE DEPEND ON CONSUMER ACCEPTANCE OF THE LOWESTFARE.COM BRAND

         We believe that a favorable consumer perception and enhanced recognition of the Lowestfare.com brand are critical to our future success. Accordingly, we will continue to promote the Lowestfare.com brand which will depend largely on: (a) our ability to consistently provide discount airline tickets on desirable routes, (b) our success in providing a high quality online experience supported by excellent customer service, (c) the breadth and success of our advertising and promotional efforts and (d) our financial commitment to creating and maintaining strong brand loyalty among customers. If we: (a) lose current discount arrangements or fail to obtain additional discount arrangements, (b) are unable to provide high-quality online services or customer support, (c) fail to promote and enhance our brand or (d) substantially increase advertising expenses in an attempt to promote and enhance our brand and these expenses do not result in sufficient increases in revenues, our business, results of operations and financial condition could be materially and adversely affected.

WE DEPEND ON KEY OFFICERS AND PERSONNEL FOR OUR FUTURE SUCCESS AND CERTAIN OF OUR OFFICERS ARE NEW TO OUR COMPANY

         We rely on our key management personnel and believe that our future success will depend upon our ability to recruit, retain and motivate highly skilled officers and personnel. Our business could be harmed if any of our officers or key employees leaves our company.

         Several members of our senior management group have recently been hired, including Kenneth G. Swanton, our Chief Executive Officer, and Denise Barton, our Chief Financial Officer, each of whom was hired in 1999. These individuals are in the process of integrating with the existing management team. Our future success depends upon the ability of these individuals to work effectively with the existing management team and successfully manage the growth of our company. See "Management."

         Although none of our employees is represented by a labor union, it is common for employees in the hospitality industry in Las Vegas to belong to a union. We cannot be certain that our employees will not join or form a labor union or that our company, for certain purposes, will not be required to become a union signatory.

THERE ARE RISKS ASSOCIATED WITH OFFERING NEW PRODUCTS AND SERVICES

         We plan to introduce new and expanded products and services. For example, we began offering hotel and car rental reservations in June 1998. We may not be able to offer these products and services in a cost-effective or timely manner and our efforts may not be successful. Further, any new product or service that is not favorably received by customers could damage our reputation or brand name. Expansion of our products and services could also require significant additional expenses and may strain our management, financial and operational resources. Our inability to generate revenues from expanded products or services sufficient to offset their development or marketing costs could hurt our business.

WE RELY ON STRATEGIC MARKETING RELATIONSHIPS

         We have entered into agreements with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com and Frommers in order to increase our access to online customers, build brand recognition and expand our online presence. We are obligated to make payments totaling approximately $21.9 million under these agreements through the period ending September 2001. Our failure to make any of the required payments or to renew any of these agreements may hurt our business. In addition, we cannot be certain that we will be able to renew these contracts as they come due or that such renewal will be available on favorable terms and conditions. Further, we intend to seek to enter into additional strategic marketing agreements which would result in additional payment obligations.

         Our significant investment in relationships with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com and Frommers is based on the continued positive market presence, reputation and anticipated growth of these companies, as well as the commitment by each of them to deliver specified numbers of page views or impressions. Any decline in the market presence, business or reputation of these companies, or the failure of these companies to perform under the agreements, will reduce the value of these strategic agreements to us and our business, results of operations and financial condition could be materially and adversely affected. Any termination of any or all of our agreements with these companies could hurt our business.

         We currently have no other strategic marketing arrangements with any Internet portals, communities, other service providers or commercial online services and accordingly, we must rely on search engines, consumer marketing, directories and other navigational tools to direct traffic to our Web site. If we are unable to maintain our strategic marketing relationships, unable to develop additional relationships with portals, communities and other Internet sites on acceptable commercial terms or if our competitors are better able to secure such relationships, our business, results of operations and financial condition could be materially and adversely affected. See "Business--Strategic Marketing Relationships."

WE RELY ON THIRD-PARTY SYSTEMS

         We rely on certain third-party computer systems and third-party service providers, including: (a) the travel industry's global distribution systems to make airline ticket, hotel room and car rental reservations, (b) computer systems to print our airline tickets and (c) Exodus Communications which hosts our online system's infrastructure, internet and database servers.

         We use an internally developed system for our Web site and substantially all aspects of transaction processing. We currently rely on The SABRE Group for our general reservations system, including customer profiling, making reservations and credit card verification and confirmations. Currently, the majority of our computing transactions are processed through the SABRE system. If we or SABRE elect not to renew the existing relationship, we would be forced to convert to another provider. This conversion would require a substantial commitment of time and resources, which would hurt our business.

         Any interruption in these third-party services or a deterioration in their performance could seriously disrupt our business. If our arrangements with any of these third parties are terminated, we may not find an alternative source of systems support on a timely basis or on commercially reasonable terms, which could materially harm our business. See "Business--Technology."

OUR FUTURE SUCCESS DEPENDS ON CONTINUED GROWTH IN USE AND IMPROVEMENT OF THE INTERNET

         Our business strategy depends on the continued expansion and widespread acceptance of the Internet as a medium for commerce by consumers. Online commerce is a new market and there has been dramatic growth in the use of the Internet as a means of accessing information and effecting commercial transactions. The pace of this growth may slow considerably or may not continue. Demand for and consumer acceptance of new Internet services and products are extremely uncertain. In order for our strategy to be successful, a sufficiently broad base of consumers must adopt and use the Internet and commercial online services as a means of conducting business. In particular, convincing consumers to purchase travel services online may be difficult because consumers have traditionally relied on human interaction with travel agents for advice and recommendations on destinations and accommodations as well as bookings.

         There has been significant growth in the number of users and the amount of traffic on the Internet over the past few years, and this growth is expected to continue. Our success depends upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. The improvement of the Internet in response to increased demands will require a reliable communications network with the necessary speed, data capacity and security, coupled with the timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services.

         The Internet has already experienced certain outages and delays as a result of software and hardware failures and could face outages and delays in the future. We risk losses in orders and sales from the failure of any subsystem, component or software as well as from a power or telecommunication failure. Outages are likely to affect the level of Internet usage and the processing of transactions on our Web site. It is unlikely that the level of orders lost in those circumstances could be made up by increased phone orders. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of traffic or due to increased government regulation. The adoption of new standards or government regulation may require us to incur substantial compliance costs. Any of these events could hurt our business.

THE INTERNET INVOLVES RAPID TECHNOLOGICAL CHANGE

         The market in which we compete is characterized by: (a) rapidly changing technology, (b) changing consumer demands, (c) frequent introductions of new and/or enhanced products and services and (d) evolving industry standards and practices. Our future success will depend upon our ability to adapt quickly to changing technologies and industry standards, to continually improve the performance, features and reliability of our service in response to competitive service and product offerings and changing consumer demands. In addition, we may be required to incur substantial costs to modify or adapt our services or infrastructure in response to technological changes such as new Internet, networking or telecommunications technologies.

PROBLEMS RELATED TO YEAR 2000 ISSUES COULD AFFECT OUR BUSINESS

        The risks posed by Year 2000 issues could adversely affect our business in a number of significant ways. Our information technology systems could be substantially impaired or cease to operate due to Year 2000 problems. Additionally, we rely on information technology supplied by third parties, and our participating travel suppliers are also heavily dependent on information technology systems and on their own third-party vendors' systems. Year 2000 problems experienced by us or any of such third parties could materially and adversely affect our business. Additionally, the Internet could face serious disruptions arising from Year 2000 problems.

         We cannot guarantee that our own systems will be Year 2000 compliant in a timely manner, that any of our participating travel suppliers or Web site vendors will be Year 2000 compliant in a timely manner, or that there will not be significant interoperability problems among information technology systems. We also cannot guarantee that consumers will be able to visit our Web site without serious disruptions arising from Year 2000 problems, or that disruptions in other industries and market segments will not adversely affect our business.

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
         Finally, Year 2000 issues may impact other entities with which we do business, including, for example, those responsible for maintaining telephone and Internet communications. Accordingly, we cannot predict the effect of Year 2000 problems on such entities. If these other entities fail to take preventive or corrective actions in a timely manner, Year 2000 issues could hurt our business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Impact of Year 2000."

ONLINE COMMERCE AND DATABASES INVOLVE SECURITY RISKS

         The secure transmission of confidential information over the Internet is essential in maintaining consumer and supplier confidence in our Web site service. We currently require customers to purchase our Web site product offerings with their credit card (either online or through our toll-free telephone reservation and customer service center). We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

         We incur substantial expense to protect against and remedy security breaches and their consequences. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. We cannot guarantee that our security measures will prevent security breaches.

         We also face risks associated with security breaches affecting third parties conducting business over the Internet. Consumers generally are concerned with security and privacy on the Internet. Any publicized security problems could inhibit the growth of the Internet as a means of effecting commercial transactions and, thus the growth and usage of our Web site services. This could hurt our business.

THERE IS A RISK OF SYSTEM FAILURE AND OUR SYSTEMS ARE NOT COMPLETELY REDUNDANT

         We depend upon the efficient and uninterrupted operation of our computer and communications hardware systems to receive and fulfill orders through our toll-free telephone reservation and customer service center and our Web site. Our call-in center and post-transaction processing hardware and software systems are located at a single facility in Las Vegas, Nevada. Our Web site is hosted at Exodus Communications which operates redundant Web site facilities in Santa Clara, California and Jersey City, New Jersey. These systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events.

         Even though we back-up data on a regular basis, we do not have a formal disaster recovery plan. Also, despite our adoption of network security measures, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These types of events could lead to interruptions, delays, loss of data or the inability to accept and confirm customer reservations and our business, results of operations and financial condition could be materially and adversely affected.

THERE ARE RISKS OF CAPACITY CONSTRAINTS AND SYSTEM DEVELOPMENT RISKS

         Our revenues depend on the number of customers who use our Web site and toll-free telephone reservation and customer service center, and who purchase tickets through our affiliated travel agencies. Accordingly, the satisfactory performance, reliability and availability of our Web site, our toll-free telephone reservation and customer service center and our affiliated travel agencies, transaction-processing systems and network infrastructure are critical to our results of operations, as well as our ability to attract and retain customers and maintain adequate customer service levels. Any system interruptions that result in the unavailability of our Web site or reduced performance of the reservation system would impair our ability to provide our products and services and this could materially and adversely affect our business, results of operations and financial condition.

         We use both externally and internally developed automated systems for our Web site and substantially all aspects of transaction processing, including customer profiling, making reservations, credit card verification and confirmations. We have experienced periodic system interruptions, which we believe will continue to occur from time to time. We have experienced and expect to continue to experience temporary capacity constraints due to sharply increased traffic during "fare wars" or other promotions, which may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of reservations and confirmations and delays in reporting accurate financial information. If we experience a substantial increase in our Web traffic or in reservations beyond expected levels, we may need to expand and upgrade our technology, transaction-processing systems and network infrastructure. If we fail to expand and upgrade in a timely manner, our business could be hurt. We believe that our contemplated systems enhancements will be sufficient to handle increases in expected demand, but we may not be able to:

         -  project accurately the rate or timing of such increases;

         - upgrade our systems and infrastructure to accommodate future traffic levels;

         - integrate successfully any newly developed or purchased technology with our existing systems; or

         -  upgrade and expand our systems in a timely or efficient manner.

Our inability to do so could hurt our business.

THERE ARE UNCERTAINTIES REGARDING TAXES

         Potential Federal Air Transportation Tax Liability. Currently, a federal air transportation tax is imposed upon the amount paid for airline transportation and generally is collected by the airlines selling the tickets. The tax is based upon a percent of the cost of transportation, which was 10% for periods prior to October 1, 1997, except for certain periods in which the tax had expired, 9% for periods beginning after September 30, 1997 and before October 1, 1998, 8% for periods beginning after September 30, 1998 and before October 1, 1999 and 7.5% thereafter. Pursuant to our arrangements with certain airlines, we purchase airline tickets and then resell them to customers at a higher price. It is not clear how this federal tax should be calculated when these ticket sales are made by our company. We have been calculating this tax based on the price charged to us by the airline for a ticket, rather than the price paid to us by the customer. There is a significant risk that current law requires computation of the tax based on the price paid by the customer to our company.

         If it is ultimately determined that our method of calculating the tax is incorrect, we believe that we would potentially owe approximately $8.2 million in additional taxes through the period ending December 31, 1998. We have accrued this amount which includes interest in our combined balance sheet as of December 31, 1998 and on an ongoing basis. The potential liability for additional tax plus interest has been and will continue to be taken into account in calculating our earnings. In the event that it is ultimately determined that additional tax is due, there is a possibility that the Internal Revenue Service may assert that penalties should be imposed. Our balance sheet accruals and earnings calculations do not include any potential penalties. In the event it is determined that we must ultimately pay significant amounts of tax, interest or penalties, such payment could adversely affect our cash flow and may harm our results of operations.

         State Taxes. We file tax returns in certain states based on applicable statutory requirements. In addition, we do not collect sales or other similar taxes with respect to transactions conducted through our Web site. However, one or more states could seek to impose additional income tax obligations or sales tax collection obligations on out-of-state companies, such as ours, which engage in or facilitate online commerce.

A number of proposals have been made at state and local levels that could impose these taxes on the sale of products and services through the Internet or the income derived from such sales. These proposals, if adopted, could substantially impair the growth of online commerce. This could materially and adversely affect our business, results of operations and financial condition.

         Legislation limiting the ability of the states to impose taxes on Internet-based transactions recently has been enacted by the United States Congress. However, this legislation, known as the Internet Tax Freedom Act, imposes only a three-year moratorium (commencing October 1, 1998 and ending on October 21, 2001) on state and local taxes on (a) online commerce where such taxes are discriminatory and (b) Internet access unless such taxes were generally imposed and actually enforced prior to October 1, 1998. Currently, we do not pay any such taxes. It is possible that the tax moratorium could fail to be renewed prior to October 21, 2001. Failure to renew this legislation would allow various states to impose taxes on online commerce. The imposition of such taxes could materially and adversely affect our results of operations.

WE MAY BE LIABLE FOR INTERNET CONTENT

         Since we publish and distribute content on our Web site, we may be potentially liable for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute. These claims have been brought, and sometimes successfully pressed, against online services. In addition, we do not screen the content generated by our users on our Web site bulletin board. We could be exposed to liability with respect to such content. Our general liability insurance may not cover claims of these types or may not be adequate to indemnify us for all liability that may be imposed. In this event, our reputation, business, results of operations and financial condition could be materially and adversely affected.

PROTECTION OF OUR INTELLECTUAL PROPERTY IS UNCERTAIN AND THERE ARE RISKS REGARDING THIRD-PARTY LICENSES

         We regard our domain name, trademarks, copyright, service marks, and similar intellectual property as critical to our success. We rely on a combination of laws and contractual restrictions, including trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to establish and protect our proprietary rights. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. We have filed a request with the U.S. Patent and Trademark Office to register the "Lowestfare.com" mark. However, effective trademark, service mark, and copyright protection may not be available. Also, such protection may not be available or sought by us in every country in which our products and services are made available online. Our failure to protect our intellectual property could materially harm our business.

         In the future, litigation may be necessary to enforce our intellectual property and contractual rights, or determine the validity and scope of the proprietary rights of others. Such litigation, regardless of the outcome, could result in substantial costs and diversion of management and technical resources, either of which could materially harm our business.

         We also rely on certain third-party licensed technology for our computer systems and content for our Web site. These third-party licenses may not continue to be, and those which we may seek to obtain in the future may not be, available to us on commercially reasonable terms or at all. The loss or inability to obtain any of these licenses could result in delays in Web site development or services until equivalent content, if available, is identified, licensed and integrated. Any such delays in site development or services could materially harm our business.

         We may from time to time be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by our company. These claims, even if not meritorious, could be time-consuming, result in costly litigation and diversion of management and technical resources or cause delays in Web site development or the introduction of new services, which could materially harm our business.

WE ARE SUBJECT TO GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES

         Our products, services and business practices are subject to regulation by federal and state governments and we expect this will continue to be regulated in the future.

         Travel Services. We are subject to various federal and state laws regulating the offer and/or sale of travel services. For example, we are subject to United States Department of Transportation regulations prohibiting unfair and deceptive practices and Airline Reporting Corporation regulations which require us to provide them with a weekly report, and a record of, every airline ticket sold since the previous report. We are also required to register as a seller of travel pursuant to the Seller of Travel Act enacted in certain states, comply with certain disclosure requirements and participate in restitution funds.

         Department of Transportation regulations concerning the display and presentation of information that are currently applicable to airline booking services such as SABRE could be extended to our company in the future, as well as other laws and regulations aimed at protecting consumers accessing online travel services or otherwise.

         Consumer Protection and Related Laws. All of our services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. We are also subject to related "plain language" statutes in place in many jurisdictions, which require the use of simple, easy-to-read, terms and conditions in contracts with consumers. These consumer protection laws could result in substantial compliance costs and interfere with the conduct of our business.

         Although there are very few laws and regulations directly applicable to the protection of consumers with respect to online commerce, it is possible that legislation will be enacted in this area and could cover such topics as permissible online content and user privacy (including the collection, use, retention and transmission of personal information provided by an online user). Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies, which could harm our business.

         Potential Telecommunications Regulation. Several telecommunications carriers have asked the Federal Communications Commission, FCC, to regulate telecommunications over the Internet. Because the increasing use of the Internet has burdened the existing telecommunications infrastructure, local telephone carriers have asked the FCC to regulate Internet service providers and impose access fees on those providers. If the FCC grants these requests, the costs of communicating on the Internet could increase substantially, which could slow the growth of adoption and usage of the Internet. Any actions taken by the FCC could harm our business.

         Business Qualification Laws. It is possible that some states may claim that we are required to qualify to do business as a foreign corporation in their state because our service is available over the Internet in all states, and because we sell to numerous consumers resident in most states. We are qualified to do business in a limited number of states, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to so qualify.

PRESERVATION OF OUR DOMAIN NAME IS SUBJECT TO INTERNET REGULATION

         We currently hold the Internet domain name "www.Lowestfare.com," as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain the "www.Lowestfare.com" domain name in all of the countries in which we conduct business.

         The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is still evolving. Therefore, we may be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

WE ARE CONTROLLED BY OUR PRINCIPAL STOCKHOLDER

         Carl C. Icahn, our principal stockholder, possesses and will possess after the offering significant influence over our company which will enable him to, among other things, elect a majority of our board of directors and approve significant corporate transactions. Upon completion of the offering, Mr. Icahn, through his affiliates, will beneficially own an aggregate of approximately ___% of the outstanding common stock. This common stock ownership may also have the effect of delaying or preventing a change in control of Lowestfare.com, impeding a merger, consolidation, takeover or other business combination involving Lowestfare.com or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of Lowestfare.com. These factors could cause the market price of our common stock to decline. See "Principal Stockholders."

WE MAY NEED TO RAISE CAPITAL IN THE FUTURE

         We believe that the net proceeds of the offering, together with our existing cash, cash equivalents and anticipated cash flows, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and increased advertising expenses through at least 2000. However, we may need to raise additional capital in the future in order to fund additional strategic arrangements, develop new or enhanced services and technological improvements, respond to competitive pressures or to acquire complementary businesses. If we raise funds through the issuance of equity or convertible debt securities, the percent ownership of the stockholders of Lowestfare.com will be diluted. Also, these securities may have rights, preferences or privileges senior to those of the rights of the common stock.

         We currently do not have any commitments for additional financing. We cannot be certain the additional financing will be available when and to the extent required or that, to the extent available, it will be available on favorable terms and conditions. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop new or enhanced services, respond to competitive pressures or take advantage of unanticipated acquisition opportunities. This inability could materially and adversely effect our business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

THERE ARE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

         In the future, we may broaden the scope and content of our business through the acquisition of existing complementary businesses. For instance, we may consider the acquisition of companies providing similar services in international markets or in other sectors of the travel industry. Although we are not currently contemplating any such acquisitions, future acquisitions would expose us to increased risks. These include risks associated with:

         -  the integration of new operations, sites and personnel;

         -  the diversion of resources from our existing business;

         - the inability to generate revenues sufficient to offset associated acquisition costs;

         - the maintenance of uniform standards, controls, procedures and policies; and

         - the impairment of relationships with employees and customers as a result of integration of new businesses.

         Acquisitions may also result in additional expenses associated with amortization of acquired intangible assets or potential businesses. We may not be successful in overcoming these risks or any other problems encountered in connection with such acquisitions, and our inability to manage these risks could materially and adversely affect our business, results of operations and financial condition.

THERE IS NO PRIOR PUBLIC MARKET FOR OUR COMMON STOCK AND MARKET VOLATILITY MAY IMPACT OUR COMMON STOCK PRICE

         Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or how liquid that market may become. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of the market price for the common stock that will prevail in the trading market. The market price of the common stock may decline below the initial public offering price. The stock market has experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile. In the past, securities class action litigation has often been instituted against a company following periods of volatility in the market price of such company's securities. If instituted against us, regardless of the outcome, such litigation could result in substantial costs and diversion of our management's attention and resources and have a material adverse effect on our business, financial condition and results of operations. See "Underwriting."

MANAGEMENT HAS BROAD DISCRETION OVER USE OF PROCEEDS

         We plan to use the proceeds from this offering for investments in our online capabilities, including expanding our sales and marketing capabilities and brand name promotion, investment in our technology infrastructure, and general corporate purposes. Therefore, we will have discretion as to how we will spend the proceeds, which could be in ways with which our stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds."

THE RIGHTS OF SHAREHOLDERS MAY BE ADVERSELY AFFECTED BY CERTAIN CHARTER
PROVISIONS

         The board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price and terms, including, among others, preferences and voting rights, of those shares without stockholder approval. The rights of the holders of common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of Lowestfare.com without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock, which could have an adverse impact on the market price of our common stock. We have no present plans to issue shares of preferred stock. Further, certain provisions of our charter documents may have the effect of delaying or preventing changes in control or management of our company, which could have an adverse effect on the market price of our common stock. See "Description of Capital Stock."

FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR COMMON STOCK PRICE

         The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that such sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have outstanding ________ shares of common stock. Of these shares, the ________ shares being offered hereby are freely tradeable. This leaves ________ shares eligible for sale in the public market as follows:


      APPROXIMATE
   NUMBER OF SHARES            DESCRIPTION
   ---------------            -----------
     [      ]            After the date of this prospectus
     [      ]            After 180 days from the date of this prospectus
                         (subject, in some cases, to volume limitations)
     [      ]            At various times after 180 days from the date of this
                         prospectus

         Our directors and officers and all of our current stockholders have agreed that they will not sell, directly or indirectly, any common stock without the prior written consent of BancBoston Robertson Stephens Inc. for a period of 180 days from the date of this prospectus.

         Certain stockholders, representing approximately ________ shares of common stock, have the right, subject to conditions, to include their shares in certain registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have an adverse effect on our ability to raise needed capital. See "Principal Stockholders," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

INVESTORS IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION

         The initial public offering price is expected to be substantially higher than the book value per share of the outstanding common stock. Investors purchasing shares of common stock in this offering at an assumed offering price of $______ will therefore incur immediate substantial dilution in the amount of $______ per share. In addition, investors purchasing shares of common stock in the offering will incur additional dilution to the extent outstanding options are exercised. See "Dilution."


                           FORWARD-LOOKING STATEMENTS

         Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

         In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor anyone else assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                     SUMMARY OF ORGANIZATIONAL RESTRUCTURING

         Prior to the closing of this offering, we will effect an organizational restructuring whereby Global Discount Travel Services LLC and its marketing affiliate, Global Travel Marketing Services, Inc., will become wholly-owned subsidiaries of Lowestfare.com., Inc. Set forth below is a summary of this restructuring:

        - Prior to the closing of this offering, all of the outstanding member interests in Global Discount Travel and all of the outstanding common stock of Global Travel Marketing will be contributed by Vauxhall LLC, an entity wholly-owned by Mr. Icahn, to Lowestfare.com, Inc. in exchange for 28,599,900 shares of common stock of Lowestfare.com, Inc. As a result, Global Discount Travel and Global Travel Marketing will become wholly-owned subsidiaries of Lowestfare.com, Inc.

         The historical cost basis in the net assets of Global Discount Travel and Global Travel Marketing will not change as a result of this restructuring and no goodwill or other intangible assets will be recorded.

         The following charts illustrate the equity ownership, before and after the restructuring, of each entity that is a party to the restructuring, without giving effect to this offering:


                  [Before & After Organizational Restructuring Flow Charts]

                                 USE OF PROCEEDS

         The net proceeds we will receive from the sale of the __________ shares of common stock offered by us are estimated to be $__________, or $__________ if the underwriters' over-allotment option is exercised in full, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us and assuming a public offering price of $_____ per share.

         We intend to use the net proceeds of the offering for expansion of our sales and marketing capabilities, brand name promotion, investments in our technology infrastructure and general corporate purposes, including working capital. In addition, we may use a portion of the net proceeds from this offering to license and acquire content for our Web site, to establish additional distribution channels, or to acquire or invest in complementary businesses, products, services or technologies. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds to be received upon completion of this offering. Accordingly, our management will have broad discretion in the application of the net proceeds.

         Pending such uses, we intend to invest such funds in investment grade, interest-bearing obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


                                 DIVIDEND POLICY

         We have not declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends on the common stock in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Future dividends, if any, will be determined by our board of directors.

                                 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 1998 on an actual combined basis for Global Discount Travel and Global Travel Marketing and the pro forma capitalization of Lowestfare.com on an as adjusted basis to reflect the sale of the shares of common stock offered hereby and the application of the estimated net proceeds therefrom.


                                                                                    DECEMBER 31, 1998
                                                                              -----------------------------
                                                                                 Actual         As Adjusted
                                                                              -------------     -----------
                                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                                      SHARE DATA)
Preferred stock, $.01 par value:  5,000,000 shares authorized; no shares
   issued and outstanding ..................................................     $   --
Common stock, $.01 par value:  2,500 shares authorized, issued and outstanding, actual 75,000,000 shares authorized; and
   issued and outstanding, as adjusted (1) .................................           1
Additional paid-in capital .................................................         100
Retained earnings ..........................................................      19,601
   Total stockholders'/members' equity and capitalization ..................     $19,702
                                                                                 =======        ===========

(1) The total shares to be outstanding after this offering do not include outstanding options as of February 28, 1999 to purchase a total of approximately 2,208,263 shares of common stock at a weighted average exercise price of $5.07 per share and an additional 1,291,737 shares reserved for future grants under our 1999 Stock Option Plan.

                                    DILUTION

        The pro forma net tangible book value of Lowestfare.com, Inc., giving effect to the organizational restructuring, as of December 31, 1998 was $
million, or $       per share of common stock. The pro forma net tangible book value per share represents the amount of Lowestfare.com, Inc.'s pro forma total tangible assets reduced by the amount of Lowestfare.com, Inc.'s pro forma total liabilities, divided by the pro forma number of shares of common stock
outstanding. After giving effect to our sale of         shares of common stock
in this offering (at an assumed initial public offering price of $    per
share) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by Lowestfare.com, Inc. and the application of the net proceeds therefrom, Lowestfare.com, Inc.'s pro forma net tangible book value as adjusted at December 31, 1998 would have been
approximately $    million, or $        per share. This represents an immediate
increase in pro forma net tangible book value of $           per share to
Lowestfare.com, Inc.'s existing shareholders and an immediate dilution of
$         per share to new investors purchasing shares of common stock in this offering.

        As of the date of this prospectus, stock options outstanding for 2,208,263 shares of common stock are outstanding at a weighted average exercise price of $5.07 per share. To the extent that any outstanding options are exercised, new investors may experience further dilution. The following table does not give effect to the issuance of these shares. See "Management--1999 Stock Option Plan" and "--Employment Contracts."

The following table illustrates the per share dilution:

Assumed initial public offering price per share......................................              $
   Pro forma net tangible book value per share at December 31, 1998.................. $
   Increase attributable to new investors............................................
                                                                                      ---------
Pro forma net tangible book value per share after the offering.......................              -----------
Dilution per share to new investors .................................................              $
                                                                                                   ===========

        The following table sets forth on a pro forma basis, as of December 31, 1998, the number of shares of common stock issued, the total consideration received by or assigned to us and the average price per share received by or assigned to us by existing shareholders and by investors purchasing shares of common stock offered hereby, before deducting estimated underwriting discounts and commissions and estimated offering expenses of this offering:

                                   SHARES PURCHASED            TOTAL CONSIDERATION      AVERAGE PRICE
                                  -----------------------     -------------------      --------------
                                    NUMBER        PERCENT       AMOUNT     PERCENT         PER SHARE
                                  ------------   ---------    ---------   ---------     ------------
Existing stockholders(1).......                          %    $                  %       $
New investors(2)...............                          %                       %       $
                                  ------------   ---------    ---------   ---------     ------------
   Total.......................                          %    $                  %
                                  ============   =========    =========   =========

----------------------
(1) Includes 28,599,900 shares of common stock issued for the acquisitions of Global Discount Travel and Global Travel Marketing by Lowestfare.com, Inc. in connection with the organizational restructuring which will occur immediately prior to this offering.

(2) If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to
           % of the total number of shares of common stock to be outstanding after this offering, and will increase the number of shares of common stock
     held by the new investors to        shares, or         % of the total
     number of shares of common stock to be outstanding immediately after this offering. See "Principal Stockholders."

                        SELECTED COMBINED FINANCIAL DATA

        The following selected combined financial data should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements, related Notes and other financial information included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1996, 1997 and 1998, and the balance sheet data at December 31, 1997 and 1998 are derived from the Combined Financial Statements included elsewhere in this prospectus which have been audited by KPMG LLP, independent auditors, as set forth in their report therein. The statement of operations for the period ended December 31, 1995 and the balance sheet data at December 31, 1995 and 1996 are derived from audited financial statements not included herein.

                                                                   YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------------------------
                                                   1995(1)            1996             1997              1998
                                               -------------     ------------       ----------       -----------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues .................................     $     13,782      $    116,917      $    200,711     $    224,422
Cost of revenues .........................           10,459            86,974           148,421          165,074
                                               ------------      ------------      ------------     ------------
   Gross profit ..........................            3,323            29,943            52,290           59,348

Operating expenses:
   Commissions ...........................            1,423            11,658            20,022           17,997
   Salaries, wages and benefits ..........            1,081             9,146            10,605           11,774
   Selling, general and administrative ...            1,937            11,371            17,134           18,062
                                               ------------      ------------      ------------     ------------
      Total operating expenses: ..........            4,441            32,175            47,761           47,833
                                               ------------      ------------      ------------     ------------

   Operating income (loss) ...............           (1,118)           (2,232)            4,529           11,515

Other income, net ........................               64             1,163             3,475            2,206
                                               ------------      ------------      ------------     ------------

   Net income (loss) .....................     $     (1,054)     $     (1,069)     $      8,004     $     13,721
                                               ============      ============      ============     ============

PRO FORMA STATEMENT OF OPERATIONS DATA(2):
Net income ...............................                                                          $     13,721
Pro forma income tax expense .............                                                                 4,665
                                                                                                    ------------
Pro forma net income .....................                                                          $      9,056
                                                                                                    ============
Pro forma net income per share(3):
   Basic .................................                                                          $       0.32
   Diluted ...............................                                                          [           ]
Weighted average shares outstanding(3):
   Basic .................................                                                            28,600,000
   Diluted ...............................                                                          [           ]
SUPPLEMENTAL FINANCIAL DATA (UNAUDITED):
  Gross bookings(4) ......................     $     13,782      $    116,917      $    201,016     $    232,714
                                               ============      ============      ============     ============

                                                            DECEMBER 31,
                                            -------------------------------------------------
                                                1995        1996           1997        1998
                                               ------      ------         ------       -----
                                                              (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents(5) ..........     $    789      $ 10,119      $ 12,919     $ 11,427
Current assets ........................       12,536        28,992        39,821       43,990
Total assets ..........................       12,919        33,233        45,424       47,828
Current liabilities ...................       13,872        34,867        39,173       27,964
Stockholders'/members' equity (deficit)         (953)       (2,023)        5,981       19,702


--------

(1)   Reflects the results of operations from July 13, 1995 (date of inception).

(2) Represents pro forma information for Lowestfare.com, Inc. as if the organizational restructuring had taken place on January 1, 1998. Net income and related per share amounts reflect adjustments for federal income taxes as if Lowestfare.com had been taxed as a C corporation rather than a limited liability company.

(3) Please refer to note 4 to the Lowestfare.com, Inc. financial statements for the calculation of income per share, including an explanation of the number of shares used in computing the amount of basic and diluted income per share.

(4) Represents the aggregate retail value charged by Lowestfare.com for travel products and services sold. This presentation of gross bookings does not affect Lowestfare.com's operating results. Management believes that gross bookings provide a more consistent comparison between historical periods than do revenues. Gross bookings are not required to be disclosed by generally accepted accounting principles, GAAP, and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP.

(5) Does not include restricted cash of $10.8 million, $15.7 million, $24.4 million and $29.9 million at December 31, 1995, 1996, 1997 and 1998, respectively. Please refer to note 1 to the Global Discount Travel Services LLC and Global Travel Marketing Services, Inc.
      combined financial statement for the description of restricted cash.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

        The following discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, among others, words such as "anticipates," "expects," "intends," "plans," "believe," "seeks," "estimates," and similar expressions. Our actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. The following discussion and analysis should be read in conjunction with "Selected Combined Financial Data," and our Combined Financial Statements and Notes thereto, appearing elsewhere in this prospectus.

OVERVIEW

        Lowestfare.com, Inc., through its wholly-owned subsidiary Global Discount Travel Services LLC, is a leading full-service provider of discount travel products and services for the leisure and small business traveler. Since our inception through February 28, 1999, we have completed more than 2 million travel-related transactions on behalf of our customers.

        The ticket program agreement, dated June 14, 1995, between the Contracting Airline and Karabu Corp., an entity controlled by Mr. Icahn, enables us to purchase tickets from the Contracting Airline at significant pre-determined discounts through September 2003. Global Discount Travel was organized as a limited liability company on July 13, 1995. In August 1995, Global Discount Travel was joined as a party to the ticket program agreement in order to facilitate the sale of tickets purchased from the Contracting Airline. The discount provided by the ticket program agreement is off of the lowest published base fare on all available seats, in all fare classes, on all flights operated by the Contracting Airline, other than travel originating or terminating in St. Louis, Missouri. We pass on to our customers a significant portion of this discount. Revenues derived from this agreement were $217.5 million, or 96.9%, of total revenue in 1998. The high ticket volume generated by this agreement has facilitated the establishment of discount air travel programs with America West Airlines, China Southern Airlines, Northwest Airlines and Virgin Atlantic Airways.

        Initially, we operated as a travel company offering a limited number of travel products and services to the consumer mainly through our toll-free telephone reservation and customer service center and our affiliations with travel agencies. Since inception we have developed relationships with more than 800 travel agencies which are authorized to sell our discount tickets on the Contracting Airline. To date, all revenues generated by the travel agencies have been derived from the sale of airline tickets on the Contracting Airline.

        In October 1996, in response to the online demand for discount travel products and services, we established a one page Web site (www.Lowestfare.com) as a means of booking tickets solely with the Contracting Airline. However, we first sought to capitalize on the growing popularity and potential of the Internet in June 1998, with the launch of our redesigned Web site. This redesigned Web site features a broad array of travel product offerings, an attractive user interface, an easy-to-use interactive booking engine and other travel-related content. Beginning September 1998, we began to pursue strategic marketing arrangements with Internet portals, communities and other sites, and to date, have established agreements with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com, and Frommers.

        Our revenues are derived from the following segments:

        -  Internet
        -  call-in
        -  agency

       In 1998, Internet revenues, call-in revenues and agency revenues were $8.6 million, $64.0 million and $151.8 million, which represented 3.8%, 28.5% and 67.7% of total revenues. Internet revenues are expected to represent a significantly increasing portion of revenues in future periods. Revenues are predominantly derived from the sale of airline tickets, although hotel reservations, car rentals, cruises and other travel products are also sold. Our gross bookings represent the aggregate retail value charged by Lowestfare.com for travel products and services purchased by our customers. Gross bookings are not required by GAAP and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Gross bookings are used by management for various measurement and forecasting purposes including, among others, budget preparation, success of marketing efforts and trend analysis. The difference between our gross bookings and revenues as reported in our statement of operations is due to the manner in which our revenues are recognized. We act as the credit card merchant of record for the majority of our revenues. The retail value of the travel product charged by our company is recorded as revenues where we act as the merchant of record and is recorded at the time of ticketing. Our remaining revenues, where we are not the merchant of record, are recognized at the commission amount upon receipt of such commissions. We are the credit card merchant of record for transactions with the Contracting Airline, as well as certain other suppliers. As the merchant of record, we assume responsibility for collection of the credit card charges from our customers. In the future, we expect sales for which we are the merchant of record to account for a decreasing portion of our revenues.

       Our cost of revenues consists of the amount paid to the travel supplier to acquire the travel products for the transactions where we are the merchant of record. Our cost of revenues are minimal for transactions where we are not the merchant of record. Our revenues and gross margins are dependent on a variety of factors including, among others, the mix of travel services sold, changes in pricing by airlines and other travel suppliers, the mix of Internet revenues, call-in revenues and agency revenues, general economic conditions and economic conditions specific to the travel industry and online commerce. Our operating expenses include advertising, employee compensation, commissions, credit card fees, occupancy cost, ticket fulfillment costs and other corporate expenses. A key component of our strategy is to significantly increase our advertising efforts through campaigns conducted online and through traditional media in order to expand our brand awareness. Operating expenses are expected to increase significantly as a result.

       Historically, Global Discount Travel has operated as a limited liability company and has not been subject to federal or state income taxes. Global Travel Marketing has operated as a C corporation and has been subject to federal income taxes, however these amounts have been minimal. From and after the closing of this offering, Lowestfare.com will operate as a C corporation and will be subject to federal and applicable state income taxes.

       Lowestfare.com was incorporated in August 1998 under the laws of the State of Delaware. Global Discount Travel was organized in July 1995 under the laws of the State of Nevada. Global Travel Marketing was incorporated in June 1995 under the laws of the State of Nevada. Immediately prior to the closing of this offering, we will effect an organizational restructuring whereby Global Discount Travel and its marketing affiliate, Global Travel Marketing, will become wholly-owned subsidiaries of Lowestfare.com. Accordingly, the financial statements of Global Discount Travel and Global Travel Marketing are presented on a combined basis for all relevant periods. The financial statements of Lowestfare.com are also presented, which contain only the initial transactions related to its incorporation. In addition, Lowestfare.com has presented pro forma information within its financial statements giving effect to the organizational restructuring.

RESULTS OF OPERATIONS

        The following discussion of our results of operations for the years ended December 31, 1996, 1997 and 1998 is based upon data derived from the statements of operations data contained in our audited Combined Financial Statements appearing elsewhere in this prospectus. The following table sets forth this data as a percent of total revenues:


                                                  YEAR ENDED DECEMBER 31,
                                             ---------------------------------
                                               1996         1997         1998
                                             ------       ------       ------
Revenues ...............................      100.0%       100.0%       100.0%
Cost of revenues .......................       74.4%        73.9%        73.6%
                                             ------       ------       ------
     Gross profit ......................       25.6%        26.1%        26.4%

Operating expenses:
     Commissions .......................       10.0%        10.0%         8.0%
     Salaries, wages and benefits ......        7.8%         5.3%         5.2%
     Selling, general and administrative        9.7%         8.5%         8.1%
                                             ------       ------       ------
        Total operating expenses .......       27.5%        23.8%        21.3%
                                             ------       ------       ------

     Operating income (loss) ...........       (1.9)%        2.3%         5.1%

Other income (expense):
     Interest income ...................        1.0%         1.8%         1.2%
     Interest expense ..................        0.0%        (0.1)%       (0.2)%
                                             ------       ------       ------
        Total other income (expense) ...        1.0%         1.7%         1.0%
                                             ------       ------       ------

     Net income (loss) .................       (0.9)%        4.0%         6.1%
                                             ======       ======       ======

Pro forma information:
     Net income (loss), as presented ...                                  6.1%
     Pro forma income taxes ............                                  2.1%
                                                                       ------
         Pro forma net income (loss) ...                                  4.0%
                                                                       ======

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997

       Revenues. Revenues increased $23.7 million or 11.8% to $224.4 million in 1998 from $200.7 million in 1997 primarily due to an increase in our customer base as a result of additional advertising expenditures. Internet revenues increased $6.9 million or 414.4% to $8.6 million in 1998 from $1.7 million in 1997 as a result of the launch of our redesigned Web site in June 1998. Call-in revenues increased $17.2 million or 36.7% to $64.0 million in 1998 from $46.8 million in 1997 due to increased awareness of our product and service offerings resulting from our increased advertising efforts. Agency revenues decreased $401,000 or 0.3% to $151.8 million in 1998 from $152.2 million in 1997 as a result of our strategic decision to restructure the discount and commission structure paid to travel agencies.

       Cost of revenues. Cost of revenues includes the cost of airline tickets where we are the merchant of record including associated taxes, fuel surcharges and flight interruption costs and the cost of other travel products. Cost of revenues increased $16.7 million or 11.2% to $165.1 million in 1998 from $148.4 million in 1997 as a result of increased transaction volume. Cost of revenues as a percent of total revenues decreased 0.3% to 73.6% in 1998 from 73.9% in 1997. Cost of Internet revenues as a percent of Internet revenues increased to 73.8% in 1998 from 71.7% in 1997. Cost of call-in revenues as a percent of call-in revenues increased to 73.1% in 1998 from 72.0% in 1997. Cost of agency revenues as a percent of agency revenues decreased to 73.7% in 1998 from 74.6% in 1997.

       Commissions. Commissions expense consist of amounts paid to our affiliated travel agencies pursuant to agency specific contracts based on ticket sales volume. Commissions decreased $2.0 million or 10.1% to $18.0 million in 1998 from $20.0 million in 1997, as a result of a reduction in our commission and discount rate structure. Commissions as a percent of total revenues decreased to 8.0% in 1998 from 10.0% in 1997 as a result of reduced commissions paid to travel agencies and a decrease in agency revenues as of percent of our total revenues.

       Salaries, wages and benefits. Salaries, wages and benefits consist of payroll and related benefits for our operations, administration, sales and marketing and technology personnel. Salaries, wages and benefits increased $1.2 million or 11.0% to $11.8 million in 1998 from $10.6 million in 1997 as a result of increased staffing at our toll-free telephone reservation and customer service center and our Internet help desk. As a percent of total revenues, salaries, wages and benefits decreased to 5.2% in 1998 from 5.3% in 1997 due to increased productivity resulting from the automation of our ticket fulfillment and quality control processes.

       Selling, general and administrative expenses. Selling, general and administrative expenses include merchant fees, Internet advertising expenditures, traditional advertising expenditures, telephone charges, third-party reservation costs, maintenance fees and content acquisition costs and other general corporate expenses. Selling, general and administrative expenses increased $1.0 million or 5.4%, to $18.1 million in 1998 from $17.1 million in 1997. The increase was primarily a result of Internet advertising costs, offset by reductions in legal expenses, traditional advertising costs and other expenses. As a percent of total revenues, selling, general and administrative expenses decreased to 8.0% in 1998 from 8.5% in 1997 as a result of increased revenue growth and economies of scale.

       Net interest income. Net interest income decreased $969,000 or 27.0% to $2.7 million in 1998 from $3.6 million in 1997 as a result of a decrease in average cash balances.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996

       Revenues. Revenues increased $83.8 million or 71.7% to $200.7 million in 1997 from $116.9 million in 1996 primarily as a result of increased brand awareness from our increased advertising and continued development of our affiliations with travel agencies. Internet revenues increased $1.7 million to $1.7 million in 1997 from $12,000 in 1996 as a result of the launch of our initial one page Web site in October 1996 and increased brand awareness. Call-in revenues increased $20.0 million or 74.8% to $46.8 million in 1997 from

$26.8 million in 1996 due to our increased advertising expenditures. Agency revenues increased $62.1 million or 68.9% to $152.2 million in 1997 from $90.1 million in 1996 as a result of our continued development of our affiliations with travel agencies.

       Cost of revenues. Cost of revenues increased $61.4 million or 70.6% to $148.4 million in 1997 from $87.0 million in 1996 as a result of increased transaction volume. Cost of revenues as a percent of total revenues decreased 0.5% to 73.9% in 1997 from 74.4% in 1996. Cost of Internet revenues as a percent of Internet revenues decreased to 71.7% in 1997 from 75.0% in 1996. Cost of call-in revenues as a percent of call-in revenues decreased to 72.0% in 1997 from 74.4% in 1996. Cost of agency revenues as a percent of agency revenues increased to 74.6% in 1997 from 74.4% in 1996.

       Commissions. Commissions expense increased $8.3 million or 71.7% to $20.0 million in 1997 from $11.7 million in 1996, as a result of increased revenues. Commissions as a percent of total revenues remained constant at 10.0%

       Salaries, wages and benefits. Salaries, wages and benefits increased $1.5 million or 16.0% to $10.6 million in 1997 from $9.1 million in 1996. This increase was as a result of increased staffing at our toll-free telephone reservation and customer service center, offset by staff reductions as a result of the automation of the ticket fulfillment process. As a percent of total revenues, salaries, wages and benefits decreased to 5.3% in 1997 from 7.8% in 1996 as a result of the automation of our ticket fulfillment and quality control processes.

       Selling, general and administrative expenses. Selling, general and administrative expenses increased $5.7 million or 50.7% to $17.1 million in 1997 from $11.4 million in 1996. This was primarily a result of increased credit card merchant fees, third-party reservation expenses and advertising costs and the expansion of our toll-free telephone reservation and customer service center. As a percent of total revenues, selling, general and administrative expenses decreased to 8.5% in 1997 from 9.7% in 1996 as a result of increased revenue growth and economies of scale.

       Net interest income. Net interest income increased $2.4 million or 203.7% to $3.6 million in 1997 from $1.2 million in 1996 as a result of higher average cash balances.

QUARTERLY FINANCIAL INFORMATION AND SEASONALITY

       Our business is seasonal due to fluctuations in our customers' travel patterns and general Internet usage. In the past, we have experienced an increase in travel bookings during the first and second calendar quarters and a decrease during the third and fourth quarters and we expect that this trend will continue in the future. We expect that Internet usage may decline during the summer. In addition, seasonal trends affect the inventory made available to us by third-party suppliers. Airlines, for example, typically experience higher demand for tickets through traditional distribution channels for travel during Thanksgiving and the year-end holiday period. As a result, during these periods, airlines may have less need to sell discount tickets and packages through our company. Seasonality in the travel industry and variability in Internet usage will likely cause quarterly fluctuations in our results of operations and our financial performance.

QUARTERLY RESULTS OF OPERATIONS

       The following table sets forth certain unaudited quarterly statement of operations data for each of the eight quarters ended December 31, 1998, as well as such data expressed as a percent of our total revenues for the periods indicated. This data has been derived from unaudited quarterly financial statements that, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with our annual audited Financial Statements and Notes thereto. Our results of operations are not necessarily indicative of the results to be expected in any future period.

                                                                                   QUARTER ENDED
                                            -------------------------------------------------------------------------
                                             MARCH 31,      JUNE 30,         SEPT. 30,     DEC. 31,       MARCH 31,
                                               1997          1997              1997         1997           1998
                                              ------        ------           ------       ------         ------
                                                                                 (IN THOUSANDS)
Revenues ................................     $ 45,748       $ 58,641       $ 52,596       $ 43,726       $ 64,651
Cost of revenues ........................       33,552         43,225         38,722         32,922         47,762
                                              --------       --------       --------       --------       --------
         Gross profit ...................       12,196         15,416         13,874         10,804         16,889

Operating expenses:
      Commissions .......................        4,947          6,011          5,272          3,792          5,585
      Salaries, wages and benefits ......        2,267          2,519          2,842          2,977          2,950
      Selling, general and administrative        4,130          4,678          3,987          4,339          3,758
                                              --------       --------       --------       --------       --------
        Total operating expenses ........       11,344         13,208         12,101         11,108         12,293
                                              --------       --------       --------       --------       --------

    Operating income (loss) .............          852          2,208          1,773           (304)         4,596

Other income (expense)
      Interest income ...................          500          1,000          1,278            824            610
      Interest expense ..................          (14)           (19)           (36)           (58)           (77)
                                              --------       --------       --------       --------       --------
        Total other income (expense) ....          486            981          1,242            766            533
                                              --------       --------       --------       --------       --------
Net income ..............................     $  1,338       $  3,189       $  3,015       $    462       $  5,129
                                              ========       ========       ========       ========       ========
Gross bookings ..........................     $ 45,771       $ 58,661       $ 52,625       $ 43,959       $ 65,037
                                              ========       ========       ========       ========       ========

                                                                   PERCENT OF TOTAL REVENUES
                                              ---------------------------------------------------------------------
Revenue .................................        100.0%         100.0%         100.0%         100.0%         100.0%
Cost of revenues ........................         73.3%          73.7%          73.6%          75.3%          73.8%
                                              --------       --------       --------       --------       --------
        Gross profit ....................         26.7%          26.3%          26.4%          24.7%          26.2%

Operating expenses:
      Commissions .......................         10.8%          10.3%          10.0%           8.7%           8.6%
      Salaries, wages and benefits ......          5.0%           4.3%           5.4%           6.8%           4.6%
      Selling, general and administrative          9.0%           7.9%           7.6%           9.8%           5.8%
                                              --------       --------       --------       --------       --------
        Total operating expenses ........         24.8%          22.5%          23.0%          25.3%          19.0%
                                              --------       --------       --------       --------       --------

      Operating income (loss) ...........          1.9%           3.8%           3.4%          (0.6)%          7.2%

Other income (expense)
        Interest income .................          1.1%           1.7%           2.4%           1.9%           0.9%
        Interest expense ................         --             --             (0.1)%         (0.1)%         (0.1)%
                                              --------       --------       --------       --------       --------
          Total other income (expense) ..          1.1%           1.7%           2.3%           1.8%           0.8%
                                              --------       --------       --------       --------       --------
Net income ..............................          3.0%           5.5%           5.7%           1.2%           8.0%
                                              ========       ========       ========       ========       ========

                                                           QUARTER ENDED
                                            ----------------------------------------
                                                JUNE 30,      SEPT. 30,       DEC. 31,
                                                 1998          1998            1998
                                                ------        ------          -----
Revenues ................................       $ 70,164       $ 45,961       $ 43,646
Cost of revenues ........................         51,489         33,411         32,412
                                                --------       --------       --------
         Gross profit ...................         18,675         12,550         11,234

Operating expenses:
      Commissions .......................          5,563          3,327          3,522
      Salaries, wages and benefits ......          3,002          2,987          2,835
      Selling, general and administrative          4,506          4,512          5,286
                                                --------       --------       --------
        Total operating expenses ........         13,071         10,826         11,643
                                                --------       --------       --------

    Operating income (loss) .............          5,604          1,724           (409)

Other income (expense)
      Interest income ...................            742            703            578
      Interest expense ..................            (90)          (118)          (142)
                                                --------       --------       --------
        Total other income (expense) ....            652            585            436
                                                --------       --------       --------
Net income ..............................       $  6,256       $  2,309       $     27
                                                ========       ========       ========
Gross bookings ..........................       $ 71,607       $ 48,814       $ 47,256
                                                ========       ========       ========

                                                      PERCENT OF TOTAL REVENUE
                                            ----------------------------------------
Revenue .................................          100.0%         100.0%         100.0%
Cost of revenues ........................           73.4%          72.7%          74.3%
                                                --------       --------       --------
        Gross profit ....................           26.6%          27.3%          25.7%

Operating expenses:
      Commissions .......................            7.9%           7.2%           8.1%
      Salaries, wages and benefits ......            4.3%           6.5%           6.5%
      Selling, general and administrative            6.4%           9.9%          12.1%
                                                --------       --------       --------
        Total operating expenses ........           18.6%          23.6%          26.7%
                                                --------       --------       --------

      Operating income (loss) ...........            8.0%           3.7%          (1.0)%

Other income (expense)
        Interest income .................            1.1%           1.5%           1.3%
        Interest expense ................           (0.1)%         (0.3)%         (0.3)%
                                                --------       --------       --------
          Total other income (expense) ..            1.0%           1.2%           1.0%
                                                --------       --------       --------
Net income ..............................            9.0%           4.9%           0.0%
                                                ========       ========       ========

LIQUIDITY AND CAPITAL RESOURCES

        As of December 31, 1998, we had cash and cash equivalents of $11.4 million, restricted cash of $29.9 million, capital lease obligations of $162,000 and no other long term debt. In order to execute our growth strategy, we have entered into certain strategic marketing agreements which require financial commitments of approximately $22.3 million through the period ending September 2001.

        Cash used in operating activities for 1998 of $1.1 million was a result of net income of $13.7 million, offset by repayment of amounts due to affiliates of $11.6 million and an increase in restricted cash of $5.5 million. Restricted cash consists of amounts held by our merchant bank as security for collection of credit card payments for which we are the merchant of record. Approximately 50% of the funds are released upon utilization of the airline ticket by the customer and the remaining amount is released upon completion of the customer's travel itinerary. Cash provided by operating activities in 1997 of $3.8 million was primarily a result of net income of $8.0 million, increases in accrued expenses of $5.8 million, offset by an increase in restricted cash of $8.7 million. Cash provided by operating activities for 1996 of $10.3 million was primarily a result of an increase in amounts payable for tickets of $11.9 million, offset by an increase in restricted cash and accounts receivable aggregating $7.0 million. Deposits increased as a result of a $2.0 million requirement by a credit card issuer in order to allow customers to utilize this method of payment.

        Cash used in investing activities consisted of acquisitions of property and equipment of $338,000 in 1998, $933,000 in 1997 and $1.2 million 1996. The
1996 acquisition was offset by the sale of equipment in the amount of $223,000. Management estimates capital expenditures in 1999 in the amount of $3.4 million.

        Cash used in financing activities consisted of payments on capital lease obligations of $99,000 in 1998, $109,000 in 1997 and $35,000 in 1996.

        No adjustment has been made to give effect to Global Discount Travel's earned and undistributed taxable limited liability company earnings through the limited liability company termination date, which would be distributed as part of the limited liability company distribution. On March 10, 1999, Global Discount Travel distributed approximately $7.2 million and intends to distribute $1.2 million prior to the organizational restructuring, to its members for payment of their income tax liability for the year ended December 31, 1998 and for the two months ended February 28, 1999.

        We believe that the net proceeds of the offering, together with our existing cash and cash equivalents and anticipated cash flows, will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and increased advertising expenses through at least 2000.

RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 is not expected to have a material impact on the combined financial statements.

        In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosure About Segments of an Enterprises and Related Information. SFAS No. 131 established additional standards for segment reporting in the financial statements and is effective for fiscal years beginning after December 15, 1997. We operate in three distinct segments: Internet, call-in and agency. Management reviews financial data for all three segments and evaluates the results of each segment separately. SFAS No. 131 has been implemented by us effective with the December 31, 1998 combined financial statements.

        The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998 and require that certain direct costs associated with such development are capitalized and amortized and all remaining costs must be expensed when incurred. Management is currently evaluating the impact of SOP No. 98-1.

IMPACT OF YEAR 2000

        Many currently installed computer systems and software products are coded to accept or recognize only two-digit entries in the date field code. These systems may recognize a date using "00" as the year 1900 rather than the year 2000. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

        State of Readiness

        We are taking steps to address potential Year 2000 problems. We have established a Year 2000 readiness plan and formed a project team from our technology and operations departments which is responsible for implementing the plan. The Year 2000 readiness plan will be implemented in five phases:

        -  identifying the systems and products affected;
        -  assessment of repair or replacement requirements;
        -  repair or replacement;
        -  implementation and testing; and
        -  creation of contingency plans in the event of Year 2000 failures.

The scope of our compliance program includes:

        -  information technology systems (computer hardware and software);
        -  non-information technology systems; and
        - significant third-party vendors who, among other things, provide airline ticketing information, facilitate the booking process and retain customer history records.

        Information Systems

        Our critical information systems include:

        - Reservation database systems. Reservation database systems involve computer programs and products responsible for airline, cruise, car and hotel reservations and other transactional systems. SABRE is our primary global distribution system. Other global distribution systems used for ticketing airline reservations are Apollo, Worldspan and Amadeus.

        The project team has completed all phases of the readiness plan for the SABRE global distribution system. SABRE has informed us that their host mainframe computer system is Year 2000 compliant. In addition, we have completed all changes required by SABRE to be Year 2000 compliant.

        The assessment of the database reservation systems provided by Apollo, Worldspan and Amadeus is currently in the repair and replacement phase. We anticipate that all phases will be completed by September 1999.

        - Web server transaction systems. The Web server transaction systems include our Web site and travel booking engine applications. The project team is currently in the repair and replacement phase. We anticipate all phases will be completed by September 1999.

        - Post-transaction processing systems. The post transaction processing systems include credit card processing, automated ticketing, quality control, payroll and accounting. The project team has completed all phases of the readiness plan for these post-transaction processing systems with the exception of automated ticketing. The project team is currently in the assessment of repair or replacement requirements phase with respect to the automated ticketing system and anticipates that all phases will be completed by September 1999. Payroll services and payroll software is provided to us by Automated Data Processing. Automated Data Processing has informed us that the payroll software is Year 2000 compliant.

        - PC Local Area Network system. PC Local Area Network system is the main computer system for our toll-free telephone reservation and customer service center and post-transaction processing systems. The project team has completed all phases of the readiness plan regarding this system.

        Non-Information Systems

        Non-information systems include the facility's two telecommunication systems. The project team has completed all phases of the readiness plan regarding non-information systems.

        Third-Party Vendors

        We have identified all vendors of material hardware and software components of our information and non-information technology systems, and have contacted our principal vendors of hardware, software and data, and are in the process of working with these vendors to assure that we are prepared for the Year 2000. However, failure by third parties to provide fixes, upgrades or modifications in the products we use could disrupt our operations.

        Costs to Address Year 2000 Issues

        To date, we have not incurred any material costs in implementing our Year 2000 readiness plan. Most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by the project team in the evaluation process and Year 2000 compliance matters generally. The additional cost necessary to make the remaining systems Year 2000 compliant will be expensed as incurred. Although we do not anticipate that these expenses will be material, these expenses, if higher than anticipated, could materially and adversely affect our business, results of operations and financial condition.

        Risks Associated with Year 2000 Compliance

        Notwithstanding our readiness plan, there can be no assurance that we will not discover Year 2000 problems that will require substantial revisions or replacements. In addition, there can be no assurance that, despite assurances, our third-party suppliers and vendors will be Year 2000 compliant. Moreover, our failure to adequately address Year 2000 issues could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could materially and adversely affect our business, results of operations and financial condition.

        In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies and others outside of our control will be Year 2000 compliant. The failure of these entities to be Year 2000 compliant could result in systematic failure beyond our control, including, for example, prolonged Internet, telecommunications or electrical failure, any of which could materially and adversely affect our business, results of operations and financial condition. For example, the Year 2000 readiness of the Federal Aviation Administration could have a significant impact on air travel on or about January 1, 2000 and for an uncertain period of time thereafter. Air travel could be impacted by both travelers' safety fears and by actual disruption caused by the lack of Year 2000 readiness. Further, fear by travelers of disruption could result in reduced reservations for year-end flights and possibly less leisure travel generally at year-end. In addition, if such fears develop, airlines may lower prices generally or engage in fare wars to attract customers. If airlines did engage in such behavior, our business could be hurt.

        Contingency Plan

        We are in the process of formulating our contingency plans. Our inability to correct a material Year 2000 problem, if one develops, could result in an interruption in, or a failure of, certain of our normal business activities or operations. In addition, a significant Year 2000 problem concerning our Web site or our toll-free telephone reservation and customer service center could cause our customers to seek alternative providers of discount travel. Any material Year 2000 problem could require us to incur significant unanticipated expenses to remedy and could divert our management's time and attention, either of which could materially and adversely affect our business, results of operations and financial condition.

                                    BUSINESS

OVERVIEW

        Lowestfare.com is a leading full-service provider of discount travel products and services to the leisure and small business traveler. We offer our customers a reliable source for discounted travel products and services through our agreements with selected travel providers such as America West Airlines, Northwest Airlines, the Contracting Airline, Virgin Atlantic Airways, Hertz Rent-a-Car, Stratosphere Hotel and Casino and Carnival Cruise Lines. In addition, we offer our customers the ability to make reservations on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators. Our travel product and service offerings are available to our customers through: (1) our Web site (www.Lowestfare.com), (2) our toll-free telephone reservation and customer service center (1-888-777-2222) and (3) our affiliations with more than 800 travel agencies which are authorized to sell discount airline tickets on the Contracting Airline. Our user-friendly Web site enables our customers to quickly and easily search for information regarding their travel needs, securely book trips, access a variety of helpful travel-related content and receive customer support 24 hours a day, 7 days a week. We have established strategic marketing relationships with Yahoo!, Tripod, Looksmart, MiningCo, theglobe.com and Frommers to increase our access to Internet customers and build brand awareness. We commenced our operations in August 1995 and launched our original Web site in October 1996. However, we first sought to capitalize on the growing popularity and potential of the Internet in June 1998 with the launch of our redesigned Web site. This redesigned Web site features a broad array of travel product offerings, an attractive user interface, an easy-to-use interactive booking engine and other travel-related content. Since our inception through February 28, 1999, we have conducted over 2 million travel-related transactions for our customers. Our total gross bookings have grown from $116.9 million in 1996 to $232.7 million in 1998, while our Internet gross bookings, our fastest growing segment, have grown from $12,000 in 1996 to $13.2 million in 1998.

INDUSTRY BACKGROUND

        Rapid Growth of the Internet Usage and Electronic Commerce

        The Internet has experienced tremendous growth in recent years and this growth is expected to continue. International Data Corporation estimates that the number of Internet users in the U.S. will grow from approximately 51.6 million in 1998 to approximately 135.9 million in 2002. The Internet has emerged as an attractive medium for consumer use, enabling users to electronically gather a broad array of comparative purchasing data, to shop in a more convenient manner and to interact with sellers in new ways. The Internet's ease of use, ease of access (24 hours a day, 7 days a week), global reach and extensive content creates a powerful tool for consumers to compare and contrast product and vendor offerings. International Data Corporation estimates that U.S. Internet commerce revenue will increase from approximately $26.5 billion in 1998 to approximately $268.8 billion in 2002. This growth is expected to be driven by, among other factors: (1) the growing number and decreasing cost of personal computers in homes and offices, (2) technological innovations providing easier, faster and cheaper access to the Internet and (3) the rapidly expanding availability of online content and commerce offerings. The Internet provides sellers of goods and services with the opportunity to reach a global audience, to target communication to specific audiences, to dynamically change pricing and to operate with reduced infrastructure and overhead costs and greater economies of scale. As the number of online content and commerce providers expands, strong brand recognition becomes a critical element for success in the Internet marketplace. Brand development is especially important for online retailers due to the need to establish trust and loyalty among consumers in the absence of face-to-face interaction.

        Travel Industry

        The U.S. travel industry is large and growing. Consumers in the United States spent $126 billion on travel through travel agencies in 1997, up from $101 billion in 1995, according to the Travel Weekly 1998 U.S. Travel Agency Survey. Airline travel (including leisure and business travel) represents the largest


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
segment by dollar volume of the travel industry and constituted $70.5 billion, or 56% of total travel dollar volume booked through travel agencies in 1997, as stated in the survey. Historically, airlines, cruise lines, tour operators and, to a lesser extent, hotels and rental car agencies have relied on internal sales departments and travel agencies as their primary distribution channels. The traditional travel agency channel is highly fragmented, with few nationally recognized brands. According to the Airline Reporting Company, there are over 23,000 travel agencies operating in more than 33,000 locations in the United States. Beginning in 1995, most major U.S. airlines began to place caps on per-ticket commissions payable to travel agencies. Since then, these airlines have reduced their typical commission rate structure several times. We believe that the reduced commission rates paid to traditional travel agencies may cause these agencies to charge service fees to their customers, shift their focus to higher margin non-air travel services or reduce their level of customer service in an effort to lower costs and remain profitable.

        Customers traditionally have relied on travel agents to access and interpret the large amounts of rapidly changing and complex information relating to travel products. In many cases, the ability of customers to obtain the most favorable schedules and fares has been subject to the skill and experience of individual travel agents. However, consumers are increasingly seeking alternative means to access complete travel information and the ability to make informed autonomous travel-related purchases.

        Growth in Internet Travel Services

        The traditional travel industry is one in which the consumer is faced with a multiplicity of choices relating to schedules, prices and reservation availability. This market complexity makes the Internet a particularly well suited medium for the consumer to use to conduct real-time research and make informed buying decisions. According to Forrester Research, online leisure travel bookings are expected to grow from $3 billion in 1998 to over $29 billion in 2003. The purchase of travel products requires easy access to a vast amount of data regarding pricing, scheduling and availability and other travel information. This data changes frequently and consumers are increasingly seeking more convenient access to this information and the ability to comparison shop for travel products. Additionally, the existing travel agency infrastructure is highly fragmented and is under economic pressure which may require travel agencies to reduce their service and institute or increase their service fees. Consequently, consumers have thus far been receptive to initial offerings of travel services on the Internet and online travel bookings have become one of the largest categories of electronic commerce. Consumers have been attracted by the convenience of purchasing travel products and services via the Internet and to date have sought online travel sites that are easy-to-use and that have compelling travel-related content.

        Demand for Consistent Source of Discounted Prices

        As the online travel market has developed, consumers have begun to seek ways to differentiate among travel Web sites. Online travel consumers are looking for a single source of consistent discounted travel offerings, while still receiving the high level of convenience and service that they demand. Online travel consumers are increasingly seeking:

        - a reliable source of discounts off published prices on travel products and services which are free of significant restrictions and advance or last minute purchase requirements;

        - an easy-to-use Web site that provides intuitive and rapid access to an entire range of travel products and services, including, among others, airline tickets, hotel reservations, car rentals, cruises and tour packages;

        - the option to access discount travel products and services by traditional means, such as through a toll-free number or a travel agent, should their needs or desires require a non-electronic channel; and

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
        - a superior level of customer service and order fulfillment (before, during and after their purchase and while traveling), which includes around-the-clock access to trained customer assistance personnel both online and by telephone.

THE LOWESTFARE.COM SOLUTION

       Lowestfare.com is a leading full-service provider of discount travel products and services to the leisure and small business traveler. We offer discounts every day off of the published rates of several leading travel providers in addition to access to reservations on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators. Our travel product and service offerings are available to our customers through: (1) our Web site (www.Lowestfare.com), (2) our toll-free telephone reservation and customer service center and (3) our affiliations with more than 800 travel agencies which are authorized to sell discount tickets on the Contracting Airline. Our user-friendly Web site enables our customers to quickly and easily search for information regarding their travel needs, securely book trips, access a variety of helpful travel-related content and receive customer support 24 hours a day, 7 days a week. Lowestfare.com has become a recognized, reliable source of discount travel products and services. Since our inception in August 1995 through February 28, 1999, we have conducted over 2 million travel-related transactions for our customers. Internet gross bookings, our fastest growing segment, has grown from $12,000 in 1996 to over $13.2 million in 1998.

       The Lowestfare.com solution includes the following elements:

       Reliable Access to Discounted Fares. We are able to purchase airline tickets from the Contracting Airline at significant pre-determined discounts through September 2003. See "Risk Factors--We depend heavily upon our contract with the Contracting Airline." This discount is off the lowest published rates on all available seats, in all fare classes, on all flights operated by the Contracting Airline, other than travel originating or terminating in St. Louis, Missouri ("Covered Flights"). This arrangement enables us to offer our customers:

        - consistent, reliable discount airfares which have ranged between 17% and 30% off of the lowest published rate offered by the Contracting Airline on all Covered Flights; and

        - tickets without additional restrictions such as blackout periods, long advance or last minute purchase requirements, severe limitations on exchangeability or refundability, or loss of frequent flyer benefits.

       In addition, we provide our customers with discounts on several other airlines, as well as with car rentals, hotels, cruises and tour packages through our agreements with selected travel providers such as America West Airlines, Northwest Airlines, Virgin Atlantic Airways, Hertz Rent-a-Car, Stratosphere Hotel and Casino and Carnival Cruise Lines. Through our arrangements with the Contracting Airline and a variety of other travel suppliers, we believe that we are well-positioned to address the demands of the traveling public for a consistent source of discount travel products and services and to build significant brand recognition and customer loyalty. We also believe that our pricing structure will promote travel agency loyalty by providing them with access to significant travel discounts for their clients, as well as more favorable commissions compared to those typically offered by travel suppliers.

       One Source for All Travel Needs. We offer a broad range of travel products and services creating a "one-stop shopping" environment. We offer our customers the ability to make reservations on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators. Our Web site offers customers weather and mapping information and Frommers travel destination content which contains comprehensive guides for a wide variety of popular cities, including reviews and recommendations for restaurants and hotels and research information on sights and attractions.

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
       Multiple Ways to Access Lowestfare.com. In order to most effectively service our customers, access to our travel product and service offerings are available through three distribution channels:

        -  our Web site (www.Lowestfare.com);

        - our toll-free telephone reservation and customer service center (1-888-777-2222), which has approximately 300 specially trained service representatives and is available 24 hours a day, 7 days a week; and

        - our affiliations with more than 800 travel agencies which are authorized to sell discount airline tickets on the Contracting Airline.

       Excellent Customer Service. We have invested in technology, personnel and training to enhance our in-house customer service operations, which we believe is essential to establishing and maintaining long-term relationships with our customers. In an ongoing customer survey conducted by Lowestfare.com, approximately 98% of all respondents as of January 1999 have indicated that they would feel comfortable recommending Lowestfare.com to others. In addition to extensive online help, our customers have access to e-mail support and toll-free telephone support 24 hours a day, 7 days a week to help them with any problems or itinerary changes before, during or after their purchase and while traveling.

       User-Friendly Technology. Through our Web site, customers can easily access the wide selection of Lowestfare.com online travel products and services in order to shop for and book airline tickets, car rentals, hotels, cruises and tour packages. Visitors to our Web site are guided by an easy-to-use interactive booking engine and are provided travel options such as departure and destination cities, airline preference, class of service and hotel and car selection. Our booking engine processes this data and displays to users the lowest fare options based upon the selected search criteria. A key feature of our online service is the ability for customers to independently shop and compare many combinations of prices and schedules. This enables customers to maximize the value of their travel dollar.

STRATEGY

       Our objective is to be the leading full-service provider of discount travel products and services to the leisure and small business traveler. In order to continue to deliver compelling value to our customers, we intend to implement the following strategies:

        Expand Brand Awareness and Internet Presence. We intend to expand our position as a leading provider of discount travel products and services by raising consumer awareness of the Lowestfare.com brand name and our Web site, www.Lowestfare.com. The online market is one in which brand recognition is critical to attracting high quality vendors and generating a high level of customer traffic. We are currently in the process of redesigning our Web site and enhancing our technological capabilities in order to create a faster, more enjoyable experience for our Web site customers. Furthermore, we intend to significantly expand our advertising efforts by aggressively marketing Lowestfare.com and our Web site through campaigns conducted online and through traditional media. We will seek to expand our customer base and build strong customer loyalty by continuing to offer our discounted travel products and services and focusing on providing the highest level of customer service.

       Continue to Broaden Discount Travel Offerings. We intend to capitalize on our arrangement with the Contracting Airline, our brand awareness and our record of customer service satisfaction to attract and establish discount arrangements with additional travel suppliers and enhance our discounted travel offerings to include a broader selection of airlines, hotels, car rentals, cruises and tour packages. We believe that continuing to develop a wide-range of discount travel offerings is instrumental to retaining and attracting customers. We have capitalized on our existing relationship with the Contracting Airline to grow our business in an aggressive manner over a short period of time. Our gross bookings have grown from $13.8 million in

1995 to $232.7 million in 1998. This increase in gross bookings has facilitated the establishment of discount air travel programs with America West, China Southern Airlines, Northwest Airlines and Virgin Atlantic Airways. We also have discount car rental arrangements with Hertz Rent-a-Car and Dollar Rent-a-Car, discount hotel arrangements with the Excalibur Hotel & Casino, Hawaiiana Hotel, Luxor Hotel and Casino, Stratosphere Hotel and Casino and discount cruise programs with Carnival Cruise Lines, Holland America Cruise Lines and Royal Caribbean Cruise Lines. As we continue to build our brand identity and expand our business, we intend to use our competitive position to negotiate additional discounted arrangements with travel providers, including those that will permit us to benefit from the higher margins traditionally associated with sales of vacation packages.

       Leverage and Expand Strategic Marketing Relationships. We intend to continue to establish strategic marketing relationships with various Internet portals, search engines, content providers, communities and other Web sites to capitalize on their brand recognition and large customer base. To date, we have established strategic marketing relationships with several Internet industry leaders including, among others, Yahoo!, Tripod, Looksmart, MiningCo, and theglobe.com, as well as Frommers travel site. In addition, we are seeking to establish relationships with membership organizations, credit unions, colleges and universities and similar associations through which we could market discounted travel products and services to distinct target audiences.

       Pursue Opportunities for Incremental Revenue. We will pursue opportunities to generate additional sources of revenue as we continue to build brand loyalty and expand traffic to our Web site. For example, we currently plan to sell space for banner advertisements on our Web site by the third quarter of 1999. We use a variety of technologies that allow us to collect and examine information regarding customers who have utilized our services, whether at our Web site or otherwise. We believe that opportunities exist to utilize such data in ways that will generate additional revenues, including direct mailing programs and targeted travel promotion programs.

       Enhance Leadership in Technology and Infrastructure. We intend to continue to develop, acquire and implement technology-driven enhancements to our Web site and back-office systems in order to continue to improve our service and enhance customer service and satisfaction. We have developed with Automated Travel Systems Inc., a software development firm, highly scalable automated systems that enable us to perform efficient and cost effective, quality control, ticketing fulfillment and other back-office tasks previously conducted through human labor. We are currently co-developing an advanced software technology that is designed to provide our customers and employees with more rapid and easier access to pricing and itinerary information, thereby reducing both the time necessary to obtain information and our cost of processing a reservation. This advanced technology is designed to provide customers with a broader selection of pricing and scheduling information, thus enabling them to make more informed travel decisions. We also use industry-standard hardware and software that enable rapid deployment of additional capacity to satisfy increased customer demand. We believe that our continued leadership in technology and infrastructure will provide our customers with a better travel purchase experience and lead to greater customer satisfaction and loyalty.

PRODUCTS AND SERVICES

       We are a leading full-service provider of discount travel products and services to the leisure and small business traveler. We offer discounts every day off of the published rates of many leading travel providers in addition to the ability to make reservations 24 hours a day, 7 days a week on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, cruise lines and tour package operators.

       In order to most effectively service our customers, access to our travel product and service offerings is available through three distribution channels:

        -  our Web site (www.Lowestfare.com);

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
        - our toll-free telephone reservation and customer service center (1-888-777-2222), which has approximately 300 specially trained service representatives and is available 24 hours a day, 7 days a week; and

        - our affiliations with more than 800 travel agencies which are authorized to sell discount airline tickets on the Contracting Airline.

        In addition to extensive online help, our customers have access to e-mail support and toll-free telephone support to help them with any itinerary changes, cancellations, problems, and other miscellaneous service requests before, during or after their purchases and while traveling.

        Sources of Customer Access Channels

        - Web Site. Users currently accessing our Web site have the following choices:

         -- Quick Rez. Provides quick and easy access to travel reservations to destinations around the world on over 400 airlines, at more than 39,000 hotels and with most major car rental companies, including discount offerings to a variety of destinations through selected airlines, hotel operators and car rental companies;

         -- Hot Deals. Provides customers with timely selected city fare information on the latest travel bargains by highlighting daily listings of discounted airfares, cruises and tour packages;

         -- Vacations. Offers complete vacation packages (airline, hotel and car rental), and specialty tours, with an emphasis on providing value to customers;

         -- Cruises. Offers customers discounted cruises through selected leading cruise line operators;

         -- Getaways. Offers special discounted vacation packages; and

         -- Travel Talk. Provides, among other things, an opportunity for users to communicate with one another and exchange travel experiences, tips and ideas using our message boards.

        Using our "travel tools" users accessing our Web site currently have the following choices, among others:

         -- Destination Guides. Provides comprehensive destination guides for a wide variety of popular cities, with content from Frommers. Users can quickly access reviews and recommendations for the following categories: hotels and restaurants, shopping, things to see and night life.

         -- Maps. Enables users to quickly and easily generate destination maps and detailed driving directions using content from MapQuest.

         -- Weather. Offers quick access to information about current weather, weather forecasts and other related information using content from Journal Square Interactive.

       - Toll-Free Telephone Reservation and Customer Service Center. We operate a state-of-the-art toll-free telephone reservation and customer service center (1-888-777-2222) located at our headquarters in Las Vegas and are affiliated with a satellite center located in Miami, Florida which provides our customers with after-hours support. Customers are able to speak with our specially trained service representatives to receive travel information, book travel reservations and receive answers to their travel questions. Collectively, these call-in centers are staffed with approximately 300 specially trained service representatives. Our in-house


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
service representatives are required to complete our comprehensive four week training program and are monitored periodically to ensure that our customers continue to receive the highest level of service.

        - Travel Agencies. Through our agency sales force, we have established affiliations with more than 800 travel agencies. These relationships enable us to address the travel needs of the significant portion of the population who currently do not utilize online commerce or toll-free numbers for their travel purchases. In addition, many of these relationships are with small travel agencies who typically maintain a loyal customer base. Under our agreements with travel agencies, they agree to solicit individuals, corporations or associations to purchase tickets for travel on the Contracting Airline from Lowestfare.com. Typically, these travel agencies receive commissions on our discounted base fares (net of all taxes, fees or other charges) of up to 20%. We believe that our commission structure is highly favorable to travel agencies as compared to the commission structure traditionally offered by most major U.S. airlines. Typically, most major U.S. airlines pay an 8% commission, up to a maximum of $25 for one way, $50 for round trip tickets in domestic markets, and $50 and $100, respectively, in international markets.

        We have created a special Web site with a distinct Internet address for use by our affiliated travel agencies. Travel agencies are permitted to utilize this Web site for booking airline tickets on the Contracting Airline via the Internet. We believe that access to this Web site will enable medium- to small-sized agencies and those without automated travel reservation systems, such as corporations, to benefit from the economies and convenience of online commerce. Furthermore, travel agencies utilizing this Web site are not limited by the maximum $10 commission paid by most major U.S. airlines for tickets sold over the Internet.

RESERVATION PROCESSING

       All travel purchases utilize our technologically enhanced automated back-office processing systems located at our Las Vegas headquarters. Once the flight information, customer profile and other relevant information have been entered into our system, our automated quality control system conducts over 300 checks to ensure that all booking requirements have been met. Once the booking passes quality control, our automated credit card authorization system validates and charges the customer's credit card. Next, our automated ticketing engine generates either a paper ticket or an electronic ticket, based on the customer's preference. The entire automated quality control check, credit card authorization and ticket process is typically completed in approximately three minutes. If an electronic ticket is generated, the customer picks up the boarding pass at the airport upon departure (with proper identification). If a paper ticket is generated, we send the ticket out by UPS overnight delivery to ensure prompt delivery and receipt of the ticket.

STRATEGIC MARKETING RELATIONSHIPS

       We pursue strategic marketing relationships to increase our access to online customers, build brand recognition and expand our online presence. We have established strategic marketing relationships with various online search engines, content providers, communities and other Web sites which require financial commitments of approximately $22.3 million through the period ending September 2001 under these relationships. To date, we have entered into the following agreements, among others, for distribution and brand enhancement:

      - Yahoo!. Yahoo! is a global Internet media company that offers a branded network of comprehensive information, communication and shopping services to millions of users daily. The Yahoo! directory is the single largest navigational guide in terms of traffic, advertising, household and business user reach, and is one of the most recognized brands associated with the Internet. According to Media Metrix, the Yahoo! sites had approximately 29.5 million unique visitors in January 1999. In November 1998, we entered into an agreement with Yahoo! pursuant to which we received a certain number of banner impressions during December 1998. In January 1999, we entered into a subsequent six month agreement to purchase additional banner impressions across

         Yahoo!'s branded network of sites, including Yahoo! Travel and various travel-related content areas of the Yahoo! directory.

      - Tripod.com. Tripod, a subsidiary of Lycos, is a leading online community site which offers its users content, personal publishing tools and home page building opportunities. According to Media Metrix, its Web site had approximately 12.5 million unique visitors in January 1999. In October 1998, we entered into an agreement to be the exclusive sponsor of the "Travel Zone and Pod" on Tripod's Web site. In addition, we will receive a certain number of impressions through travel- related advertising and non-targeted advertising such as banners appearing on the home page and membership page of their Web site. The one year agreement may be renewed for an additional one year term with the consent of both parties and subject to certain conditions.

      - looksmart.com. Looksmart is a category-based Web directory with approximately one million Web sites indexed into 30,000 categories. According to Media Metrix, its Web site had approximately 4.9 million unique visitors in January 1999. In September 1998, we entered into an agreement with Looksmart to be the exclusive Internet-based airline ticket booking agency that advertises within the "Quick-Click Box" in the "Travel and Vacations" category on their Web Site. The agreement also provides for the placement of banner advertisements on their Web site and a minimum number of impressions through travel-related advertising and non-targeted advertising through a home page button and links. We may terminate the three year agreement at the end of the second year upon sixty days prior written notice. The agreement provides for automatic renewal for an additional three year term, except in the event of certain circumstances.

      - MiningCo.com. MiningCo is a leading Internet news, information and entertainment service. Their service is a network of over 600 Web sites, each of which focuses on a specific topic and is managed by a knowledgeable human guide. According to Media Metrix, its Web site had approximately 4.6 million unique visitors in January 1999. In September 1998, we entered into an agreement with MiningCo which entitles us to receive a certain number of advertising impressions on their Web site. MiningCo has agreed not to contract with certain of our competitors for advertising in their "Sponsorship Logo" location during the term of the agreement, and for a minimum of one year, not to contract with certain of our competitors for advertising in the "Marketplace Links" section on travel pages on MiningCo's Web site. We have sponsored a live travel chat with a MiningCo Guide and we have sponsored a sweepstakes offering on MiningCo's Web site. The two year agreement may be renewed for an additional one year term upon the agreement of both parties. After October 1, 1999, we may terminate the agreement upon sixty days' prior written notice.

      - theglobe.com. theglobe.com is a leading online community site that provides users with various free services, such as home page building, discussion forums, chat, e-mail and a marketplace. According to Media Metrix, its Web site had approximately 2.2 million unique visitors in January 1999. In September 1998, we entered into a three year agreement with theglobe.com pursuant to which we are the exclusive provider of travel-related services and travel content on their Web site, including weather, mapping, destination information and voice response e-mail, through a co- branded site sponsored by Lowestfare.com. Users of theglobe.com's Web site are linked to the co- branded site by contextual links, buttons and select pages of their Web site, including theglobe.com's "Travel" theme page, home page, and user registration page. We are also the sponsor of theglobe.com's quarterly registration sweepstakes that provides new members the chance to receive travel rewards. We are currently developing an affiliate program with theglobe.com whereby if a user of theglobe.com adds a linkable Lowestfare.com badge to their personal home page, the affiliate will receive incremental discounts or product savings for all ticket purchases that are generated from the affiliate's site.

         - Frommers.com. Frommers, a division of Macmillan Digital Publishing USA, is a travel site featuring Arthur Frommers BudgetTravel. In October 1998, we entered into an agreement with Frommers which allows us to be the official reservation booking provider for their Web site. Users are linked to our Web site from Frommers' Web site by either a fixed Lowestfare.com button featuring our logo or by the "Booking Travel--Reservations" button on Frommers' Web site to a site co-sponsored by Frommers and Lowestfare.com. We are guaranteed to receive a minimum number of banner impressions per month on Frommers' Web site under the agreement. We are also the sponsor of four "Hot Spot of the Month" promotions -- a feature promotion on Frommers' Web site highlighting a different vacation destination each month, related content and the opportunity to win a vacation package to the Hot Spot of the Month. As a sponsor, we are required to provide one vacation package to be given away for each month of sponsorship and in return we receive, among other things, a minimum number of impressions on Frommers' Web site and newsletter promotions. The one year agreement may be renewed for two additional years with the consent of both parties. Under a separate two year agreement with Macmillan Digital Publishing, we obtain destination content for our "Destination Guides" feature on our Web site.

TRAVEL SUPPLIER AGREEMENTS

        Contracting Airline

        On June 14, 1995, the Contracting Airline and Karabu Corp., an entity controlled by Carl C. Icahn, entered into a ticket program agreement, pursuant to which Karabu Corp. may purchase tickets for passenger travel on the Contracting Airline at significant pre-determined discounts from published fares through September 2003. By agreement dated August 14, 1995, Global Discount Travel, our wholly-owned operating subsidiary, was joined as a party to the ticket program agreement.

        Pursuant to the ticket program agreement, Global Discount Travel may purchase an unlimited number of system tickets. System tickets are tickets for all applicable classes of service and may be purchased by Global Discount Travel from the Contracting Airline at a discount from the Contracting Airline's published fare. In addition to system tickets, Global Discount Travel may also purchase domestic consolidator tickets, which are tickets issued at bulk fare rates subject to the terms set forth in the ticket program agreement, are limited to certain origin/destination city markets and do not permit the holder to modify or refund a purchased ticket. Our purchase of domestic consolidator tickets is subject to a cap of $70 million per year based on the full retail price of the tickets.

        The ticket program agreement excludes tickets for travel which originates or terminates in St. Louis, Missouri. Tickets are subject to the Contracting Airline's normal seat assignment and boarding pass rules and regulations, are non-assignable to any other carrier and are non-endorsable. No commissions are paid to us by the Contracting Airline for tickets sold under the ticket program agreement. See "Risk Factors--We depend heavily upon our contract with the Contracting Airline;--Litigation by the Contracting Airline concerning certain ticket sales under the ticket program agreement."


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
        Other Travel Suppliers

        In addition to our contract with the Contracting Airline, we have entered into relationships with the following travel suppliers which enable us to purchase their travel products at favorable rates:


Airlines                    Hotels                         Cruise Lines
America West Airlines       Excalibur Hotel & Casino       Carnival Cruise Lines
China Southern Airlines     Hawaiiana Hotel                Holland America Cruise Lines*
Northwest Airlines          Luxor Hotel & Casino           Royal Caribbean Cruise Lines*
Virgin Atlantic Airways     Stratosphere Hotel & Casino
WinAir Airlines

Car Rentals                                                Tour Package Operators
Dollar Rent-a-Car*                                         Virgin Vacations*
Hertz Rent-a-Car

---------
*  We do not have a written agreement with this travel supplier.

         Travel Services

         We have entered into a one year agreement with Hotel Reservations Network, a discount hotel booking service, pursuant to which our Web site customers have the ability to book reservations at over 700 hotels in 27 major cities. In addition, we offer favorable rates for travel insurance through our one year agreement with Travel Guard Insurance.

MARKETING AND SALES

         Marketing. We utilize a variety of marketing programs in conjunction with Global Travel Marketing Services, Inc., our wholly-owned marketing subsidiary, to increase brand awareness and promote the Lowestfare.com brand name. These programs include, among others, investing in online advertising and entering into selected strategic marketing relationships to drive traffic to our Web site and toll-free telephone reservation and customer service center. We currently place advertisements on selected highly trafficked sites, such as Yahoo!, Tripod, Looksmart, MiningCo and theglobe.com. We also currently advertise in more than 40 daily newspapers in twenty major markets throughout North America, including The New York Times, The Los Angeles Times, The Boston Globe and The Washington Post. To enhance and reinforce our newspaper advertisements, we utilize from time to time other types of media such as magazines, outdoor advertising, billboards, radio, rail/commuter displays, posters and urban wallscapes in selected major metropolitan areas. We also, from time to time, sponsor sweepstakes that offer travel-related prizes. We intend to use a significant portion of the proceeds from this offering to enhance our marketing capabilities and promote our brand name. See "Use of Proceeds."

         Agency Affiliations. Through Global Travel Marketing, we have two groups of sales personnel who service travel agencies, corporations and associations. Our regional sales directors are permanent employees handling a specific geographical territory, earning a salary in addition to commissions on the ticket sales that they generate. Our independent solicitors typically enter into an independent solicitation agreement with us, effective for a one year period, and are also responsible for specific geographical territories. The independent solicitors are compensated solely through commissions they earn on their ticket sales. We have established affiliations with more than 800 travel agencies and approximately 650 corporations and associations. These relationships enable us to address the travel needs of the significant portion of the population who currently do not utilize the Internet for their travel purchases. Our relationships with travel agencies, corporations and associations are supported by a specially trained staff of service representatives. These representatives provide rapid answers to any questions or problems and assist with exchanges and refunds of tickets.

TECHNOLOGY

         Our seamless back-end transaction processing system, which utilizes technology licensed from Automated Travel Systems, automates customer orders generated by our Web site, toll-free reservation and customer service center and through our affiliated travel agencies. The back-end system interacts with third-party vendor travel systems and processes orders in an efficient manner with limited human intervention. The back-end system is scalable to meet the growth demands of future high-demand processing. Our systems also have the capability to interact with third-party systems such as SABRE. In addition, our systems support e-mail communications with customers to facilitate confirmations of orders, to provide customer support and to obtain customer feedback. Our customers can contact Web site customer support representatives 24 hours a day, 7 days a week.

         Our Web site utilizes a combination of technologies developed by Sun Microsystems, Oracle, Netscape and Microsoft, among others. We focus our development efforts on creating and enhancing software that further creates efficiencies in our operations. In addition to being scalable, our Web site architecture is redundant. Our Internet site is load balanced between two mirrored facilities hosted by Exodus Communications to maximize speed efficiencies. We are currently co-developing an advanced software technology that is designed to provide to our customers and employees more rapid and easier access to pricing and itinerary information, thereby reducing both the time necessary to obtain information and our cost of processing a reservation. This advanced technology would also provide users with a broader selection of pricing and scheduling information, thus enabling them to make more informed travel decisions. Our advanced hardware and software strategies have enabled us to enhance productivity and streamline our operations.

         Our relationship with SABRE enables us to access SABRE's global distribution system to obtain information regarding air and ground transportation, lodging and other travel-related products and services, book reservations and issue tickets. The SABRE global distribution system provides travel reservation information on over 400 airlines, at more than 39,000 hotels and with most major rental car agencies. In December 1998, we extended our relationship with SABRE for an additional five year term. We also have the right to redisplay data from SABRE's global distribution system on our Web site and to use their booking engine application and system to book reservations via the Internet. An adjustable transaction fee is paid to SABRE for each transmission to the SABRE system. SABRE also provides us with programming services and technical support in connection with their Internet booking system.

COMPETITION

         The market for travel products and services is extremely competitive. We compete primarily with: (a) traditional travel agencies such as American Express Travel Related Services, Carlson Wagonlit Travel and Uniglobe Travel,
(b) individual airlines, hotels, car rental companies, cruise lines and tour package operators and other travel service providers, (c) online travel reservation services such as Biztravel.com, Cheap Tickets, Expedia which is operated by Microsoft, Internet Travel Network, Preview Travel, Priceline.com, The Trip.com and Travelocity which is operated by The SABRE Group and (d) consolidators and wholesalers of airline tickets and other travel products.

         In addition to the traditional travel agency channel, most travel suppliers also sell their products and services directly to customers, predominantly by telephone. As the market for online travel services grows, we believe that the number of companies involved in the online travel products and services industry will increase and travel suppliers, traditional travel agencies and travel industry information providers will increase their efforts to develop services that compete with our online services. Many airlines and hotels offer travel services directly through their own Web sites, including travel services from other travel suppliers, eliminating the need to pay commissions to third parties such as our company. We are unable to anticipate which other companies are likely to offer competitive services in the future. There can be no assurance that our online operations will compete successfully with any current or future competitors.

         Many of the our current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than us and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Certain of our competitors may be able to secure services and products from travel suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns and devote substantially more resources to Web site and systems development than our company. In addition, new technologies and the continued enhancement of existing technologies may increase competitive pressures on our company. Increased competition may result in reduced operating margins, loss of market share and brand recognition. There can be no assurance that we will be able to compete successfully against current and future competitors or address increased competitive pressures, which may cause our business, results of operations and financial condition to be materially and adversely affected. See "Risks Factors--There is significant competition in the travel industry, including the on-line travel industry."

INTELLECTUAL PROPERTY

         We regard our domain name, copyrights, service marks, trademarks, and similar intellectual property as critical to our success. We rely on a combination of trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property without authorization. In addition, there can be no assurance that others will not independently develop substantially equivalent intellectual property. There can be no assurance that the precautions we take will prevent infringement or misappropriation our technology. We pursue the registration of certain of our key trademarks and service marks in the United States. Effective trademark, service mark and copyright protection may not be available or sought by us in every country in which our products and services are made available online. We have filed a request with the U.S. Patent and Trademark Office to register the "Lowestfare.com" mark. However, it is uncertain whether this request will be granted. Our failure to protect our intellectual property in a meaningful manner could materially harm our business. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation, regardless of outcome, could result in substantial costs and diversion of management and technical resources, either of which could materially harm our business.

         We also rely on certain third-party licensed technology for our computer systems and content for our Web site. These third-party licenses may not continue to be, and those which we may seek to obtain in the future may not be, available to us on commercially reasonable terms or at all. The loss or inability to obtain any of these licenses could result in delays in Web site development or services until equivalent content, if available, is identified, licensed and integrated. Any such delays in site development or services could materially harm our business.

         From time to time we may be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by our company. These claims, even if not meritorious, could be time-consuming, result in costly litigation and diversion of management and technical resources or cause delays in Web site development or the introduction of new services, which could materially harm our business. See "Risk Factors--Protection of our intellectual property is uncertain and there are risks regarding third party licenses."

GOVERNMENT REGULATION

         Certain segments of the travel industry are heavily regulated by the federal and state governments, and accordingly, certain services offered by us are affected by such regulations. For example, we are subject to United States Department of Transportation regulations prohibiting unfair and deceptive practices and Airline Reporting Corporation regulation, which requires us to provide them with a weekly report, and a record of, every ticket sold since the previous report. In addition, Department of Transportation regulations concerning the display and presentation of information that are currently applicable to airline booking services such as SABRE could be extended to us in the future, as well as other laws and regulations aimed at protecting consumers accessing online travel services or otherwise. We are required to register as a seller of travel pursuant to the Seller of Travel Act enacted in certain states, comply with certain disclosure requirements and participate in restitution funds. We are registered as a seller of travel in the following states: California, Florida, Hawaii, Iowa, Ohio, Oregon and Washington.

         All of our services are subject to federal and state consumer protection laws and regulations prohibiting unfair and deceptive trade practices. We are also subject to related "plain language" statutes in place in many jurisdictions, which require the use of simple, easy-to- read, terms and conditions in contracts with consumers. Such consumer protection laws could result in substantial compliance costs and interfere with the conduct of our business.

         Although there are very few laws and regulations directly applicable to the protections of consumers with respect to Internet commerce, it is possible that legislation will be enacted in this area and could cover such topics as permissible online content and user privacy (including the collection, use, retention and transmission of personal information provided by an online user). Furthermore, the growth and demand for online commerce could result in more stringent consumer protection laws that impose additional compliance burdens on online companies. See "Risk Factors--We are subject to governmental regulation and legal uncertainties."

EMPLOYEES

         As of March 1, 1999, we had 377 employees, of which 299 were full-time and 78 were part-time. Of the total, 228 full-time and 78 part-time were employed in operations, 38 in administration, 24 in sales and marketing and 9 in technology. We have never had a work stoppage, and none of our employees is represented by a labor union. We consider our employee relations to be good. We believe that our ability to achieve our financial and operating objectives depends in large part upon our continued ability to recruit, retain and motivate highly qualified employees, and upon the continued service of our senior management and key sales and technical personnel. Competition for qualified personnel in our industry and geographic location in the Las Vegas area is intense. See "Risk Factors--We depend on key officers and personnel for our future success and certain of our officers are new to our company."

FACILITIES

         Our operations are headquartered in Las Vegas, Nevada, where we lease an aggregate of approximately 35,000 square feet of space. Our lease for such space expires on September 30, 2000. We anticipate that we will require additional space within the next 12 months and are currently negotiating to lease such space, but there can be no assurance that such additional space will be available on commercially reasonable terms, if at all.

LEGAL PROCEEDINGS

         Set forth below is a description of the material litigation pending against our company. In addition to the matter set forth below, we are, and may from time to time be, a party to litigation and claims arising in the ordinary course of business.

         Litigation with the Contracting Airline.

         On March 20, 1996, the Contracting Airline filed a petition in the Circuit Court for St. Louis County, Missouri, commencing a lawsuit against Carl
C. Icahn, Karabu, Global Discount Travel and certain other entities affiliated with Icahn (collectively, the "Icahn Entities"). The Petition alleged that the Icahn Entities are violating the ticket program agreement and otherwise tortiously interfering with the Contracting Airline's business expectancy and contractual relationships, by, among other things, marketing and selling system tickets purchased under the ticket program agreement to leisure travelers. System tickets are tickets for all applicable classes of tickets and may be purchased by Global Discount Travel from the Contracting Airline at a discount from the Contracting Airline's published fare. The petition sought a declaratory judgment finding that the Icahn Entities have violated the ticket program agreement, and also sought approximately $300 million in liquidated, compensatory and punitive damages, in addition to the Contracting Airline's costs and attorney's fees. The Icahn Entities responded with counterclaims alleging that the Contracting Airline had damaged Global Discount by interfering with its sales of system tickets.

         In December 1997, a non-jury trial commenced. The trial was completed in January 1998. On May 7, 1998 the Court denied the petition and dismissed the Icahn Entities' counterclaims. No damage was assessed in respect of either the Contracting Airline's or the Icahn Entities' petitions. The Court found that the ticket program agreement was clear on its face and that Global Discount Travel's sales of system tickets to leisure travelers did not breach the ticket program agreement. The Court found that, in any event, neither the Contracting Airline nor Global Discount Travel had proven any damages.

         The Icahn Entities moved to amend or modify the Court's ruling to include a declaratory judgment that the Icahn Entities are permitted to sell tickets to any person for any purpose, which could include use by the purchaser's family members or friends. The Contracting Airline opposed this motion and requested that the Court clarify the ruling to limit its scope, specifically that the leisure traveler purchasing a ticket must use the ticket (with certain enumerated exceptions) and may not purchase a ticket for any other person, including friends or family members. The Court denied both motions on June 25, 1998. The Contracting Airline has appealed the denial of its motion for clarification and the Court's original ruling.

         The Contracting Airline filed its appeal brief on February 26, 1999, which contains its arguments for overturning the Court's ruling. We plan to vigorously defend against the Contracting Airline's arguments on appeal, but there can be no assurance that we will succeed on all or part of the Contracting Airline's appeal. If the Contracting Airline succeeds on appeal and all or part of the lower court's decision in our favor is reversed or modified, we may lose our right to purchase certain types of tickets under the ticket program agreement and may be required to pay damages to the Contracting Airline, which could be substantial. Loss of our right to purchase tickets under the ticket program agreement would materially and adversely affect our business, results of operations and financial condition. Even if we are successful on the appeal, our defense will be expensive, time consuming, and could distract management. This could hurt our business. See "Risk Factors--Litigation by the Contracting Airline concerning certain ticket sales under the ticket program agreement."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth certain information regarding Lowestfare.com's directors and executive officers as of February 28, 1999:


NAME                             AGE                POSITION(S)
----                             ---                -----------

Carl C. Icahn.................    63     Chairman of the Board and Director
Gail Golden...................    49     Vice Chairman, President and Director
Russell D. Glass..............    36     Vice Chairman and Director
Kenneth G. Swanton............    54     Chief Executive Officer and Director
Denise Barton.................    41     Chief Financial Officer
Terry L. O'Neal...............    38     Chief Operating Officer
Vincent L. Martinelli.........    57     Vice President of Advertising and Marketing
Gregory A. Monton.............    35     Vice President of Information Technology
Douglas H. Lanner.............    47     Controller
Steven S. Lay.................    54     Vice President of Strategic Planning

         Carl C. Icahn has served as Chairman of the Board and Director of Lowestfare.com since August 1998. Mr. Icahn has served as a Director of Global Travel Marketing, Inc., Lowestfare.com's wholly-owned marketing subsidiary, since June 1995. Mr. Icahn has served as Chairman of the Board and a Director of Starfire Holding Corporation (formerly Icahn Holding Corporation), a privately-held holding company, and Chairman of the Board and a Director of various of Starfire's subsidiaries, including ACF Industries, Incorporated, a privately-held railroad freight and tank car leasing, sales and manufacturing company, since 1984 and ACF Industries Holdings Corp., a privately-held holding company for ACF, since August 1993. He has also been Chairman of the Board and President of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, since 1968. Since November 1990, Mr. Icahn has been Chairman of the Board of American Property Investors, Inc., the general partner of American Real Estate Partners, L.P., a public limited partnership that invests in real estate. In 1979, Mr. Icahn acquired control and presently serves as Chairman of the Board of Bayswater Realty & Capital Corp., a real estate investment and development company. Mr. Icahn has been a Director of Cadus Pharmaceutical Corporation, a public company involved in genetic pharmaceutical research, since July 1993 and was Co-Chairman of the Board from May 1995 to May 1996. Mr. Icahn has been the Chairman of the Board and a Director of Stratosphere Corp., a public company which operates a hotel and casino in Las Vegas, Nevada, since October 1998. He has also served as a Director of Automated Travel Systems, Inc., a software development firm, since January 1999. Mr. Icahn also has substantial equity interests in and controls various entities which invest in publicly traded securities. Mr. Icahn holds a B.A. degree in Philosophy from Princeton University.

         Gail Golden has served as Vice Chairman, President and Director of Lowestfare.com since August 1998 and Vice Chairman and President of Global Discount Travel Services LLC, Lowestfare.com's wholly-owned operating subsidiary, since February 1999. From August 1995 to January 1999, Ms. Golden served as the Chief Executive Officer of Global Discount Travel. Ms. Golden has served as Chief Executive Officer and President of Global Travel Marketing since June 1995. Ms. Golden has served as Vice President of Administration of Icahn Associates Corp., a privately owned holding company, since May 1985. Since 1978, Ms. Golden has served in various capacities at Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, including Director of Public and Investor Relations and Director of Human Resources. Ms. Golden also serves in various executive capacities for privately-owned entities controlled by Mr. Icahn. Ms. Golden currently serves as a Director of Automated Travel Systems, Inc., a software development firm.

         Russell D. Glass has served as Vice Chairman and Director of Lowestfare.com since August 1998 and Vice Chairman of Global Discount Travel since May 1998. Mr. Glass has served as President and Chief Investment Officer of Icahn Associates Corp., a diversified investment company, since April 1998. Previously, Mr. Glass had been a Partner in Relational Investors LLC, from 1996 to 1998, and in Premier Partners Inc., from 1988 to 1996, firms engaged in investment research and management. Mr. Glass currently serves as a Director of Automated Travel Systems, Inc., a software development firm; Cadus Pharmaceutical Corporation, a genetic pharmaceutical research company; National Energy Group, Inc., an oil & gas exploration and production company; and the A.G. Spanos Corporation, a national real estate developer and owner of the NFL San Diego Chargers Football Club. Mr. Glass earned a B.A. degree in Economics from Princeton University and an M.B.A. from the Stanford University Graduate School of Business.

         Kenneth G. Swanton has served as Chief Executive Officer of Lowestfare.com and of Global Discount Travel since February 1999. Previously, Mr. Swanton served as Vice Chairman and Director, from March 1998 to September 1998, and President and Chief Executive Officer, from September 1996 to March 1998, of Internet Travel Network, an Internet travel technology developer and marketer of Web-based travel planning software applications. Prior to joining Internet Travel Network, from July 1982 to September 1996, Mr. Swanton held various senior executive positions at Carlson Companies, Inc., a global travel, hospitality and marketing business. Mr. Swanton holds a B.Sc. degree in Mathematics and Physics from the University of Waterloo.

         Denise Barton has served as Chief Financial Officer of Lowestfare.com and of Global Discount Travel since February 1999. From January 1990 to February 1999, Ms. Barton was employed by KPMG LLP, most recently as Audit Senior Manager. From January 1987 to January 1990, Ms. Barton held the position of Audit Senior at Conway, Stuart & Woodbury. Ms. Barton, a Certified Public Accountant, holds a B.S. degree in Accounting from Southern Utah University.

         Terry L. O'Neal has served as Chief Operating Officer of Lowestfare.com since August 1998 and of Global Discount Travel since July 1998. From July 1995 to July 1998, Mr. O'Neal served as Senior Vice President of Global Discount Travel. From January 1993 to July 1995, Mr. O'Neal served as Director of Operations at McDonnell Douglas Travel Company. From April 1980 to July 1992, Mr. O'Neal held the position of supervisor in the Walt Disney Travel Company. Mr. O'Neal currently serves as a Director of Automated Travel Systems, Inc., a software development firm. Mr. O'Neal obtained Multi-Subject California State Teaching Credentials from the State of California and attended the University of California at Los Angeles.

         Vincent L. Martinelli has served as Vice President of Advertising and Marketing of Lowestfare.com since August 1998 and of Global Discount Travel since October 1995. From September 1986 to October 1995, Mr. Martinelli was employed by Trans World Airlines, Inc., most recently as Vice President of Domestic Pricing. Prior to joining Trans World Airlines, Mr. Martinelli held various positions in financial and economic planning/analysis within the airline industry. Mr. Martinelli holds a B.S. degree in Business Administration from Bryant College.

         Gregory A. Monton has served as Vice President of Information Technology of Lowestfare.com since August 1998 and of Global Discount Travel since May 1998. From August 1995 to May 1998, Mr. Monton served as Manager of Information Technology of Global Discount Travel. From May 1992 to August 1995, Mr. Monton served as Manager of Information Systems at McDonnell Douglas Travel Company. From November 1990 to May 1992, Mr. Monton served as a Regional Manager of Information Systems for Hyatt Hotels Corporation. Mr. Monton holds a B.S. degree in Computer Information Systems from DeVry Institute of Technology.

         Douglas H. Lanner has served as Controller of Lowestfare.com since August 1998 and of Global Discount Travel since September 1995. From August 1994 to September 1995, Mr. Lanner served as Director of Sales and Refund Accounting of Continental Airlines, Inc. From January 1994 to August 1994, Mr. Lanner was a consultant in the travel industry. From January 1992 to January 1994, Mr. Lanner served as Chief Financial Officer of McDonnell Douglas Travel Company. Mr. Lanner, a Certified Public Accountant and Certified Management Accountant, holds a B.S. degree in Accounting from the University of Minnesota.

         Steven S. Lay has served as Vice President of Strategic Planning of Lowestfare.com since August 1998 and of Global Discount Travel since July 1998. From February 1995 to July 1998, Mr. Lay served as Director of Corporate Sales of Global Discount Travel. From September 1991 to February 1995, Mr. Lay was employed by Hughes Aircraft, most recently as Director of Marketing. Mr. Lay founded California Air Shuttle, a commuter airline, in March 1985 and served as its President and Chief Financial Officer until September 1991.
Mr. Lay holds a B.S. degree in Business Administration from Baker University.

         Within 90 days following this offering, we expect to nominate and elect two independent directors.

DIRECTOR COMPENSATION

         Directors who are also employees of Lowestfare.com receive no compensation for serving on the board of directors. Lowestfare.com directors who are not employees of Lowestfare.com will be reimbursed for all travel and other expenses incurred in connection with attending board of directors and committee meetings. Non-employee directors are also eligible to receive stock option grants under the 1999 Stock Option Plan.

COMMITTEE OF THE BOARD OF DIRECTORS

         The board of directors intends to establish an audit committee within 90 days following this offering composed of at least two directors. The audit committee will review our financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and review the results and scope of the audit and other services provided by our independent auditors.

         The board of directors intends to establish a compensation committee comprised of independent directors that will make determinations regarding the compensation of executive officers of our company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         No executive officer of Lowestfare.com serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving on Lowestfare.com's compensation committee.

EXECUTIVE COMPENSATION

         The following table sets forth all compensation earned during the fiscal year ended December 31, 1998 by our Chief Executive Officer and our other four most highly compensated executive officers whose total annual salary and bonus (excluding unusual and nonrecurring items) exceeded $100,000 in 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                                                                        LONG TERM
                                                                                                       COMPENSATION
                                                                                                       ------------
                                                             ANNUAL COMPENSATION                          AWARDS
                                                      ------------------------------------------       ------------
                                                                                                        SECURITIES
                                                                                    OTHER ANNUAL        UNDERLYING
NAME AND PRINCIPAL POSITION(1)                         SALARY       BONUS           COMPENSATION        OPTIONS (#)
------------------------------                        --------     --------         ------------       ------------
Gail Golden ..................................              --     $362,566                  --           788,665
   Vice Chairman and President

Russell D. Glass .............................              --           --                  --           157,733
   Vice Chairman
Terry L. O'Neal ..............................        $156,289       20,895                  --           157,733
   Chief Operating Officer
Vincent L. Martinelli ........................         150,000           --                  --            78,867
   Vice President of Advertising and Marketing
Gregory A. Monton ............................         114,181       16,000                  --           157,733
   Vice President of Information Technology
Douglas H. Lanner ............................         105,355       20,895              11,164            39,433
   Controller

--------------------
(1) In February 1999, Mr. Swanton was appointed Chief Executive Officer. Currently Mr. Swanton is compensated at an annual salary of $250,000. In February 1999, Ms. Barton was appointed Chief Financial Officer. Currently Ms. Barton is compensated at an annual salary of $150,000. In February 1999, Mr. Swanton and Ms. Barton were granted options to purchase 591,499 and 78,867 shares of common stock, respectively. See "Business--Employment Contracts."

         Option Grants in Last Fiscal Year

         The following table contains information concerning stock option grants made to the executive officers named in the Summary Compensation Table appearing above during the fiscal year ended December 31, 1998. We have never granted any stock appreciation rights.

                        OPTION GRANTS IN LAST FISCAL YEAR


                                                                                             POTENTIAL REALIZABLE
                                                                                               VALUE AT ASSUMED
                                                                                                ANNUAL RATES OF
                                                                                                 STOCK PRICE
                                                                                               APPRECIATION FOR
                                                  INDIVIDUAL GRANTS (1)                         OPTION TERM (3)
                             -------------------------------------------------------      --------------------------
                                           % OF TOTAL
                              NUMBER OF     OPTIONS
                             SECURITIES    GRANTED TO
                             UNDERLYING    EMPLOYEES      EXERCISE       EXERCISE
                              OPTIONS      IN FISCAL     PRICE (PER     EXPIRATION
NAME                          GRANTED       YEAR (2)       SHARE)          DATE               5%             10%
----                         ----------    ----------    ----------     ----------        ----------      ----------

Gail Golden ...........       788,665         51.3%        $5.07       ____ __, 2004      $1,105,135      $2,442,058
Russell D. Glass ......       157,733         10.3          5.07       ____ __, 2004         221,027         488,412
Terry L. O'Neal .......       157,733         10.3          5.07       ____ __, 2004         221,027         488,412
Vincent L. Martinelli .        78,867          5.0          5.07       ____ __, 2004         110,514         244,207
Gregory A. Monton .....       157,733         10.3          5.07       ____ __, 2004         221,027         488,412
Douglas H. Lanner .....        39,433          2.5          5.07       ____ __, 2004          55,256         122,102
Steven S. Lay .........       157,733         10.3          5.07       ____ __, 2004         221,027         488,412

---------------
(1) Each option represents the right to purchase one share of common stock. The options shown in this column were all granted pursuant to our 1999 Stock Option Plan. The options shown in this table become exercisable at a rate of 12.5% semi-annually over four years from the date of grant, except for Ms. Golden's options which vest at a rate of 16.7% semi-annually over a three year period. The options were granted to Mr. Martinelli on January 1, 1998 and to Ms. Golden and Messrs. Glass, Lanner, Lay, Monton and O'Neal on May 26, 1998.
(2) We granted options to purchase 1,537,897 shares of common stock to employees during 1998.
(3) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent an estimate or projection of our future common stock prices. These amounts represent certain assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

         Fiscal Year-End Option Values

         The following table sets forth information with respect to unexercised options held by the executive officers as of December 31, 1998. No options were exercised by the executive officers during fiscal 1998.

                 AGGREGATE STOCK OPTION EXERCISES IN FISCAL 1998
                           AND FISCAL YEAR-END VALUES


                              NUMBER OF SECURITIES
                                   UNDERLYING                           VALUE OF UNEXERCISED
                               UNEXERCISED OPTIONS                      IN-THE-MONEY OPTIONS
                                DECEMBER 31, 1998                      AT DECEMBER 31, 1998(1)
                          ------------------------------          ------------------------------
NAME                      EXERCISABLE      UNEXERCISABLE          EXERCISABLE      UNEXERCISABLE
----                      -----------      -------------          -----------      -------------

Gail Golden                    --             788,665                  --
Russell D. Glass               --             157,733                  --
Terry L. O'Neal                --             157,733                  --
Vincent L. Martinelli          --              78,867                  --
Gregory A. Monton              --             157,733                  --
Douglas H. Lanner              --              39,433                  --
Steven S. Lay                  --             157,733                  --

---------------
(1) There was no public trading market for the common stock as of December 31, 1998. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $ per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.


1999 STOCK OPTION PLAN

         Lowestfare.com's 1999 Stock Option Plan was adopted by the board of directors on March 13, 1999, and approved by our stockholders on March 13, 1999. Under the stock option plan 3.5 million shares of our common stock are reserved for issuance. However, no individual may be granted options for more than one million shares in any calendar year.

         With respect to options granted to directors or officers, the stock option plan is administered by the board of directors or a committee designated by the board of directors. To the extent applicable, the composition of any such committee is intended to permit options granted under the stock option plan to be exempt from Section 16(b) of the Exchange Act and to qualify as performance-based compensation under the Internal Revenue Code. With respect to options granted to other participants, the stock option plan is administered by the board of directors or a committee designated by the board of directors. In each case, the respective plan administrator shall determine the provisions, terms and conditions of each option, including, but not limited to, the option vesting schedule, forfeiture provisions, form of payment (cash, shares of common stock, or other consideration) upon settlement of the option, and whether any performance criteria has been satisfied.

         The exercise price of options granted under the stock option plan must be at least equal to the fair market value of the common stock on the date of grant, unless otherwise provided by the plan administrator, and the term of the option must not exceed ten years. With respect to any employee who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of the common stock on the grant date and the term of the option must not exceed five years. The consideration to be paid for the shares of common stock upon exercise or purchase of an option under the stock option plan will be determined by the plan administrator and may include cash, check, promissory note, shares of common stock, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the option.

         The board of directors may amend or modify the stock option plan at any time, subject to any required stockholder approval. The stock option plan will terminate March 13, 2009 unless terminated earlier by the board of directors.

EMPLOYMENT CONTRACTS


         We conduct our business through Global Discount Travel Services LLC. Each of the following employment agreements were entered into by Global Discount Travel Services LLC and the named executive officer.

         Kenneth G. Swanton. In January 1999, we entered into an employment agreement with Mr. Swanton, whereby Mr. Swanton is entitled to receive an initial annual base salary of $250,000, subject to annual adjustment. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1999 and ending on the date of this offering but such incentive compensation is capped at $250,000. In the event that we terminate Mr. Swanton's employment without cause, he shall receive six months of base salary with health benefits as total severance. In February 1999, Mr. Swanton was granted an option to purchase a specified percentage interest of Global Discount Travel for an aggregate exercise price of $3,000,000, subject to certain vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 591,499 shares of common stock at an exercise price of $5.07. Beginning with employment, these options vest in equal monthly installments over three years. Vested options may be exercised starting on the first anniversary of this offering and ending five years after this offering. In the event Mr. Swanton resigns or is terminated for cause before the first anniversary date of this offering, all vested and unvested options are forfeited. If Mr. Swanton resigns at any time after the first anniversary date of this offering, all unvested stock options and vested stock options not yet exercised will expire at the time of resignation. If Mr. Swanton is terminated for cause after the first anniversary date of this offering, unvested options shall expire and vested options not yet exercised will expire three months after employment is terminated. If Mr. Swanton is terminated without cause or dies, vested options will be exercisable for 12 months after termination without cause or death, and all unvested options will expire on the date of termination without cause or death. If we sell our company or there is a change of control, Mr. Swanton will receive accelerated vesting for 50% of any unvested options. The remaining 50% of the unvested options will continue to vest in accordance with the terms of the agreement, assuming continued employment with the successor company.

         Denise Barton. In January 1999, we entered into an amended and restated employment agreement with Ms. Barton, whereby Ms. Barton is entitled to receive an annual base salary of $150,000. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1999 but such incentive compensation is capped at $150,000. The agreement also provides that if we (i) cease operations, (ii) are sold or are involved in a "going private" transaction (unless Ms. Barton is offered a comparable position by the buyer of the business) or (iii) terminate Ms. Barton's employment without cause, she will continue to receive any unpaid quarterly incentive payments due based on what was previously earned in the prior calendar year and her annual base salary through February 28, 2001. In February 1999, Ms. Barton was granted an option to purchase a specified percentage interest of Global Discount Travel for an aggregate exercise price of $400,000, subject to certain vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 78,867 shares of common stock at an exercise price of $5.07.

         Terry L. O'Neal. We entered into an amended and restated employment agreement dated as of May 1998 with Mr. O'Neal, whereby Mr. O'Neal is entitled to receive an annual base salary of $175,000. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1998 but such incentive compensation is capped at $175,000. In May 1998, Mr. O'Neal was granted an option to purchase a specified percentage interest of Global Discount Travel for an aggregate exercise price of $800,000, subject to certain vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.

         Gregory A. Monton. We entered into an amended and restated employment agreement dated as of May 1998 with Mr. Monton, whereby Mr. Monton is entitled to receive an annual base salary of $125,000. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1998 but such incentive compensation is capped at $125,000. In May 1998, Mr. Monton was granted an option to purchase a specified percentage interest of Global Discount Travel for an aggregate exercise price of $800,000, subject to certain vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.

         Douglas Lanner. We entered into an amended and restated employment agreement dated as of May 1998 with Mr. Lanner, whereby Mr. Lanner is entitled to receive an annual base salary of $110,000. In May 1998, Mr. Lanner was granted an option to purchase a specified percentage interest of Global Discount Travel for an aggregate exercise price of $200,000, subject to certain vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 39,433 shares of common stock at an exercise price of $5.07.

         Steven S. Lay. We entered into an amended and restated employment agreement dated as of May 1998 with Mr. Lay, whereby Mr. Lay is entitled to receive an annual base salary of $120,000. The agreement provides for incentive compensation of 3% of the annual base salary for every million dollars of net income before taxes, excluding interest income, starting with fiscal year 1998 but such incentive compensation is capped at $120,000. In May 1998, Mr. Lay was granted an option to purchase a specified percentage interest of Global Discount Travel for an aggregate exercise price of $800,000, subject to certain vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 157,733 shares of common stock at an exercise price of $5.07.

         Vincent L. Martinelli. We entered into an amended and restated employment agreement dated as of January 1998 with Mr. Martinelli, whereby Mr. Martinelli is entitled to receive an annual base salary of $150,000. In January 1998, Mr. Martinelli was granted an option to purchase a specified percentage interest of Global Discount Travel for an aggregate exercise price of $400,000, subject to certain vesting periods. Pursuant to its terms, upon the effectiveness of this offering, the option will be assumed by Lowestfare.com and automatically converted into an option to purchase 78,867 shares of common stock at an exercise price of $5.07.

         Beginning with this offering, the options granted to each of Ms. Barton, Mr. O'Neal, Mr. Monton, Mr. Lanner, Mr. Lay and Mr. Martinelli shall vest in equal semi-annual installments over four years, except for the initial semi-annual installment for Ms. Barton which will vest on the date of this offering. Vested options may be exercised starting on the six month anniversary of this offering and ending five years after this offering. In the event the option holder resigns or is terminated for cause before the first anniversary date of this offering, all vested and unvested options are forfeited. If the option holder resigns or is terminated for cause at any time after the first anniversary date of this offering, the option holder is not entitled to any unvested stock options, but vested options will expire three months after the date of resignation or termination, as the case may be. If the option holder is terminated without cause, the option holder will receive accelerated vesting for any unvested options and vested options will be exercisable for 12 months after termination. If the option holder dies, vested options will be exercisable for 12 months after death, and all unvested options will expire on the date of death. If we sell our company or become a private company, the option holder will receive accelerated vesting for any vested options.

         The employment agreements of each of Messrs. O'Neal, Lay and Monton provide that if we (i) cease operations, (ii) are sold or are involved in a "going private" transaction (unless the employee is offered a comparable position by the buyer of the business) or (iii) terminate his employment without cause, the employee will continue to receive any unpaid quarterly incentive payments due based on what was previously earned in the prior calendar year and their annual base salary through April 30, 2001.

                              CERTAIN TRANSACTIONS

KARABU CORP.

         On June 14, 1995, the Contracting Airline and Karabu Corp., an entity controlled by Carl C. Icahn, entered into the ticket program agreement, pursuant to which Karabu Corp. may purchase tickets for passenger travel on the Contracting Airline at discounts from published fares for a period of ninety-nine months. By agreement dated, August 14, 1995, Global Discount Travel Services LLC, our wholly-owned operating subsidiary, was joined as a party to the ticket program agreement. See "Business--Lowestfare.com Solution" and "Risk Factors--We depend heavily upon our contract with the Contracting Airline."

         Pursuant to this agreement Global Discount Travel paid Karabu Corp. who in turn paid the Contracting Airline for tickets purchased. These amounts were approximately $148.4 million in 1998, $134.1 million in 1997 and $62.8 million in 1996. In addition, Karabu paid approximately $124,000 in start-up expenses during 1995 which was repaid in 1996.

GLOBAL TRAVEL MARKETING SERVICES, INC.

         On June 21, 1995, Global Discount Travel entered into an independent marketing agreement with Global Travel Marketing Services, Inc., an entity controlled by Mr. Icahn. Global Travel Marketing solicits, markets and promotes the sale of Contracting Airline tickets to travel agents on behalf of Lowestfare.com. Global Discount Travel pays Global Travel Marketing a marketing fee. Global Discount Travel paid Global Travel Marketing $6.3 million in 1998, $7.1 million in 1997 and $5.8 million in 1996. Periodically, Global Discount Travel has made working capital advances to Global Travel Marketing. As of December 31, 1998, Global Travel Marketing owes Global Discount Travel $368,000.

         Pursuant to the organizational restructuring, Global Travel Marketing will become a wholly-owned subsidiary of Lowestfare.com prior to the closing of this offering. See "Summary of Organizational Restructuring."

ACF INDUSTRIES, INCORPORATED

         ACF Industries, Incorporated, an entity controlled by Mr. Icahn, made expenditures on our behalf from inception through 1998 for operating expenses including legal, medical, relocation, travel, utilities and miscellaneous expenses. These amounts were $2.7 million in 1998, $2.4 million in 1997 and $1.9 million in 1996 and have been repaid except for $92,000 as of December 31, 1998. Global Discount Travel loaned approximately $13.7 million to ACF for working capital purposes. This amount did not bear interest and was repaid during 1996.

ASTUTE DISCOUNT TRAVELERS' CLUB, LLC

         The Astute Discount Travelers' Club, LLC, an entity controlled by Mr. Icahn markets airline tickets, cruises and tours to its members. Astute members receive an additional 5% discount off our airline ticket prices. Astute discontinued operations as of March 31, 1998. We will continue to honor the Astute membership discount until October 31, 1999.

         We provide reservation, ticketing, fulfillment and accounting services to Astute. Global Discount Travel collected all revenues and paid all expenses on behalf of Astute. The net income or loss from their operations was recorded as an intercompany receivable or payable. As of December 31, 1998, Astute owed us $79,000.

AUTOMATED TRAVEL SYSTEMS, INC.

         On January 19, 1999, Global Partner, Inc., an entity controlled by Mr. Icahn, entered into a series of agreements with Automated Travel Systems, Inc., through which it acquired preferred stock and warrants issued by Automated Travel Systems and Global Discount Travel licensed for fees and royalties certain software products proprietary to Automated Travel Systems. The preferred stock and warrants entitled Global Partner to acquire approximately 65% of the common stock of Automated Travel Systems. The preferred stock also entitles Global Partner to elect a majority of the members of the board of directors of Automated Travel Systems. As a result, 3 of our directors, Russell D. Glass, Gail Golden and Carl C. Icahn and one of our officers, Terry L. O'Neal, serve as directors of Automated Travel Systems. On January 14, 1999, Global Discount Travel loaned Global Partner approximately $4.3 million at the prime rate, as calculated from time to time, plus one-half of one percent per year to fund the transaction. This loan was repaid on March 10, 1999.

STRATOSPHERE GAMING CORP.

         In November 1998, we entered into a wholesale contract agreement with Stratosphere Gaming Corp., an entity controlled by Mr. Icahn, pursuant to which we offer discount vacation packages at the Stratosphere Hotel in Las Vegas.

ICAHN ASSOCIATES CORP.

         Icahn Associates Corp., an entity controlled by Mr. Icahn, maintains offices located at 767 Fifth Avenue, 47th Floor, New York, New York 10153. Global Travel Marketing subleases an aggregate of approximately 855 square feet of space from Icahn Associates with a monthly rent of $5,825. The term of the sublease is concurrent with the term of the Icahn Associates lease which expires in May 2004.

ORGANIZATIONAL RESTRUCTURING

         Prior to the closing of this offering, we will effect an organizational restructuring whereby Global Discount Travel and Global Travel Marketing will become wholly-owned subsidiaries of Lowestfare.com, Inc. Set forth below is a summary of this restructuring:

         - Prior to the closing of this offering, all of the outstanding member interests in Global Discount Travel and all of the outstanding common stock of Global Travel Marketing will be contributed by Vauxhall LLC, an entity wholly-owned by Mr. Icahn, to Lowestfare.com, Inc. in exchange for 28,599,900 shares of common stock of Lowestfare.com. As a result, Global Discount Travel and Global Travel Marketing will become wholly-owned subsidiaries of Lowestfare.com, Inc.

The historical cost basis in the net assets of Global Discount Travel and Global Travel Marketing will not change as a result of this restructuring and no goodwill or other intangible assets will be recorded. See "Summary of Organizational Restructuring."

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of February 28, 1999 by:

         - each stockholder known by Lowestfare.com to be the beneficial owner of more than 5% of our common stock;

         -   each director of Lowestfare.com;

         -   the Named Executive Officers; and

         -   all executive officers and directors as a group.


                                                                 SHARES BENEFICIALLY             SHARES BENEFICIALLY
                                                              OWNED PRIOR TO OFFERING (1)     OWNED AFTER OFFERING(1)(2)
                                                             -----------------------------   ----------------------------
NAME OF BENEFICIAL OWNER                                          NUMBER       PERCENT          NUMBER        PERCENT
------------------------                                          ------       -------          ------        -------

Carl C. Icahn (3) .......................................        28,600,000      99.8%        28,600,000      [      ]
Gail Golden .............................................              --          *                --             *
Russell D. Glass ........................................              --          *                --             *
Kenneth G. Swanton(4) ...................................            49,292        *           [        ]          *
Denise Barton(5) ........................................             9,858        *           [        ]          *
Terry L. O'Neal .........................................              --          *                --             *
Vincent L. Martinelli ...................................              --          *                --             *
Gregory A. Monton .......................................              --          *                --             *
Douglas H. Lanner .......................................              --          *                --             *
Steven S. Lay ...........................................              --          *                --             *
All officers and directors as a group (10 persons) (6) ..        28,659,150     100.0%         [        ]     [_____%]

---------------------
*    Less than 1% of Lowestfare.com's outstanding common stock.
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting stock or investment power with respect to securities. Shares of common stock options or warrants that are currently exercisable or exercisable within 60 days of February 28, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
(2) Assumes the underwriters' over-allotment option to purchase ________ shares of common stock is not exercised.
(3) Includes 28,600,000 shares of common stock held by Vauxhall LLC, a Nevada limited liability company, which is indirectly wholly-owned by Mr. Icahn. The address for Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.
(4) Represents options held by Mr. Swanton to purchase 49,292 shares of common stock.
(5) Represents options held by Ms. Barton to purchase 9,858 shares of common stock.
(6)  Includes the shares described in footnotes (3) - (5).

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue 75,000,000 shares of common stock, par value $.01 per share and 5,000,000 shares of preferred stock, par value $.01 per share. As of February 28, 1999, there were 100 shares outstanding and held of record by one stockholder. There will be ______ shares outstanding upon consummation of this offering (_____ shares if the over-allotment option is exercised in full). There are currently no shares of preferred stock outstanding.

COMMON STOCK

         The holders of outstanding shares of common stock are entitled to share ratably on a share-for-share basis with respect to any dividends when, as and if declared by the board of directors out of legally available funds. We currently intend to retain all future earnings, if any, for the development and growth of the business, and, therefore, do not anticipate paying any cash dividends on our common stock in the foreseeable future. See "Dividend Policy." Each holder of common stock is entitled to one vote for each share held of record. The common stock is not entitled to conversion or preemptive rights and is not subject to redemption. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in our net assets legally available for distribution to our stockholders. All outstanding shares of common stock are, and the shares of common stock offered hereby will upon issuance be, fully paid and non-assessable.

PREFERRED STOCK

         The board of directors has the authority, subject to any limitations stated in our Certificate of Incorporation, without further shareholder approval, to issue from time to time shares of preferred stock in one or more classes or series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights. The shares of any class or series of preferred stock need not be identical. We have no present plans to issue any shares of preferred stock.

         The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

OPTIONS

         As of February 28, 1999, options to purchase a total of 2,208,263 shares of common stock were outstanding, all of which are subject to lock-up agreements entered into with the underwriters. Up to 3,500,000 shares of common stock have been reserved for issuance under the 1999 Stock Option Plan. See "Management--1999 Stock Option Plan" and "--Summary of Compensation."

REGISTRATION RIGHTS

         Pursuant to the Registration Rights Agreement dated as of December 31, 1998 between Vauxhall LLC and Lowestfare.com, Vauxhall LLC has certain registration rights with respect to an aggregate of 28,600,000 shares of common stock. Under the Registration Rights Agreement, Vauxhall LLC may demand, on two occasions, that we file a registration statement under the Securities Act covering all or a portion of its registrable securities. In addition, Vauxhall LLC has certain "piggyback" registration rights. If we propose to register any of the common stock under the Securities Act of 1933, as amended for our own account (other than pursuant to this offering or in connection with the registration of securities issuable (a) under an employee benefits plan or (b) in a business combination), Vauxhall LLC may require us to include all or a portion of their registrable securities in such registration; provided, however, that the managing underwriter, if any, of any such offering has certain rights to limit the number of registrable securities proposed to be included in such registration. All registration expenses incurred in connection with the above registrations will be borne by our company.

INAPPLICABILITY OF SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

         Section 203 of the Delaware General Corporation Law generally restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder unless (a) the transaction is approved by the board of directors of the corporation prior to such business combination, (b) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15% or (c) the business combination is approved by the board of directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. Delaware law also provides that a corporation may elect not to be governed by Section 203. We have elected not to be governed by Section 203.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Delaware law authorizes a corporation's board of directors to grant indemnity to directors and officers under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

         As permitted by Delaware law, our Certificate of Incorporation provides that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for: (a) any breach of the director's duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (c) liability under the Delaware corporation law (relating to certain unlawful dividends, stock repurchases or stock redemptions) or (d) any transaction from which the director derived any improper personal benefit. The effect of this provision in the Certificate of Incorporation is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in certain limited situations. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities laws.

         Our Certificate of Incorporation and By-Laws provide that we shall indemnify each director and officer and such of our employees and agents as the board of directors shall determine from time to time to the fullest extent provided by Delaware law. The By-Laws also provide that any officer, director or employee whose written claim for indemnification is not paid by us within 90 days may sue us. Under the By-Laws it is a defense to any such suit that the officer, director or employee has not met the standards of conduct that make it permissible under Delaware law for our company to indemnify the officer, director or employee for the amount claimed. The burden of proving that the claim sought is not allowed under Delaware law shall be on our company.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

         Prior to the closing of this offering, we intend to obtain directors and officers liability insurance.

TRANSFER AGENT

         ____________________ is the transfer agent and registrar for the common stock.

LISTING

         We intend to apply for quotation of our common stock on the Nasdaq National Market under the trading symbol "FARE".


                         SHARES ELIGIBLE FOR FUTURE SALE

         Prior to this offering, there has been no public market for our common stock. Future sales of substantial numbers of shares in the public market may adversely affect the then prevailing market prices of our common stock.

         Certain of the shares of common stock presently outstanding are "restricted securities" as that term is defined in rule 144 under the Securities Act of 1933, as amended, and any sales thereof must be in compliance with such rule, pursuant to registration under the Securities Act of 1933 or pursuant to an exemption therefrom. Generally, under rule 144, each person holding restricted securities for a period of two years may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to no more than the greater of 1% of our then outstanding common stock or the average weekly trading volume for the four weeks prior to the proposed sale. This limitation on the amount of shares which may be sold under rule 144 does not apply to restricted securities sold for the account of a person who is not or has not been an affiliate of Lowestfare.com during the three months prior to the sale and who has beneficially owned the restricted securities for at least three years.

         All officers and directors, and all other stockholders and holders of options to purchase our common stock have agreed not to sell or otherwise transfer any shares of common stock or any of our other securities for a period of 180 days after the date of this prospectus without the prior written consent of BancBoston Robertson Stephens Inc. In addition, BancBoston Robertson Stephens Inc. may, in their sole discretion, and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

         In general, under rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an Affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (a) one percent of the number of shares of common stock then outstanding (which will equal approximately _____________ shares immediately after this offering) or (b) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on form 144 with respect to such sale. Sales under rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of rule 144; therefore, unless otherwise restricted and subject to the lock-up agreements, "144(k) shares" may be sold immediately upon the completion of the offering. In general, under Rule 701 of the Securities Act of 1933 as currently in effect, any employee, consultant or advisor of Lowestfare.com who purchases shares from us pursuant to rule 701 in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares, unless contractually restricted, 90 days after the effective date of the offering in reliance on rule 144, but without compliance with certain restrictions, including the holding period, contained in rule 144.

         We are unable to estimate the number of shares that will be sold under rule 144, as this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for our common stock, and there can be no assurance that a significant public market for our common stock, will develop or be sustained after the offering. Any future sale of substantial amounts of common stock in the open market may adversely affect the market price of the common stock offered hereby.

                                  UNDERWRITING

         The underwriters named below, acting through their representatives, BancBoston Robertson Stephens Inc. and Bear, Stearns & Co. Inc., have severally agreed with us, subject to the terms and conditions set forth in the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below. The underwriters are committed to purchase and pay for all such shares if any are purchased.


                                                  NUMBER OF
UNDERWRITER                                        SHARES
-----------                                       ---------
BancBoston Robertson Stephens Inc...........
Bear, Stearns & Co. Inc.....................
                                                  ---------
   Total....................................
                                                  =========

         We have been advised by the representatives that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover pages of this prospectus and to certain dealers at such prices less a concession not in excess of $________ per share, of which $________ may be reallowed to other dealers. After the initial public offering, the public offering price, concession and reallowance to dealers may be reduced by the representatives. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

         The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

         Over-Allotment Option. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to ________ additional shares of common stock at the same price per share as we will receive for the ________ shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the _______ shares offered hereby. If purchased, such additional shares will be sold by the underwriters on the same terms as those on which the _______ shares are being sold. We will be obligated, pursuant to the option, to sell shares to the extent the option is exercised. The underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of common stock offered hereby. If such option is exercised in full, the total public offering price, underwriting discounts and commissions and proceeds to us will be $________, $_________ and $________, respectively.

         Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising form breaches of representations and warranties contained in the underwriting agreement.

         Lock-Up Agreements. Each of our executive officers, directors, shareholders of record and optionholders has agreed with the representatives, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock, any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or, with certain exceptions, thereafter acquired directly by such holders or with respect to which they have or hereafter acquire the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements. There are no agreements between the representatives and any of our shareholders providing consent by the representatives to the sale of shares prior to the expiration of the period of 180 days after this prospectus.

         Future Sales. In addition, we have agreed that during the period of 180 days after this prospectus, we will not, subject to certain exceptions, without the prior written consent of BancBoston Robertson Stephens Inc.:


         - consent to the disposition of any shares held by shareholders prior to the expiration of the period of 180 days after this prospectus; or

         - issue, sell, contract to sell or otherwise dispose of, any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than (1) the sale of shares in this offering, (2) the issuance of common stock upon the exercise or conversion of outstanding options and (3) our issuance of incentive awards under the 1999 Stock Option Plan. See "Shares Eligible for Future Sale."

         Listing. We have filed an application to have the common stock approved for quotation on the Nasdaq National Market under the symbol "FARE."

         No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the common stock offered hereby will be determined through negotiations between us and the representatives. Among the factors to be considered in such negotiations are prevailing market conditions, certain of our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

         Stabilization. The representatives have advised us that, pursuant to regulation M under the Securities Act of 1933, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

         Directed Share Program. At our request, the underwriters have reserved up to shares of common stock to be issued by us and offered hereby for sale, at the initial public offering price, to directors, officers, employees, business associates and related persons of Lowestfare.com. The number of shares of common stock available for sale to the general public will be reduced to the extent such individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered hereby will be passed upon for Lowestfare.com by Gordon Altman Butowsky Weitzen Shalov & Wein, New York, New York. Certain legal matters relating to the offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.


                                     EXPERTS

         The combined financial statements of Global Discount Travel Services LLC and Global Travel Marketing Services, Inc. as of December 31, 1997 and 1998 and for each of the years in three year period ended December 31, 1998 and the financial statements of Lowestfare.com, Inc. as of and for the period ended December 31, 1998 have been included herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.


                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         We have filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Lowestfare.com and the common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. Copies of such materials may be examined without charge at, or obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Room 1024 Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and registration statements and other information regarding registrants, including Lowestfare.com, that file electronically with the Commission. For further information pertaining to Lowestfare.com and the common stock offered by this prospectus, reference is hereby made to the Registration Statement. Reports, proxy statements and other information concerning Lowestfare.com may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                                   ----------

         We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                          INDEX TO FINANCIAL STATEMENTS





                                                                                                              PAGE
LOWESTFARE.COM, INC.

Report of Independent
     Auditors..................................................................................................F-2

Balance Sheet as of December 31, 1998..........................................................................F-3

Statement of Cash Flows for the period from August 15, 1998 (inception) to December 31, 1998...................F-4

Notes to Financial Statements..................................................................................F-5

GLOBAL DISCOUNT TRAVEL SERVICES LLC AND GLOBAL TRAVEL
MARKETING SERVICES, INC.

Report of Independent Auditors................................................................................F-10

Combined Balance Sheets as of December 31, 1997 and 1998......................................................F-11

Combined Statements of Operations for the years ended December 31, 1996, 1997 and 1998........................F-12

Combined Statements of Stockholder's/Member's Equity for the years ended December 31, 1996, 1997 and 1998.....F-13

Combined Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998........................F-14

Notes to Combined Financial Statements........................................................................F-15

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
Lowestfare.com, Inc.:

We have audited the accompanying financial statements of Lowestfare.com, Inc., as listed in the accompanying index. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lowestfare.com, Inc. as of December 31, 1998, and its cash flows for the period from August 15, 1998 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.



                                                KPMG LLP



Las Vegas, Nevada
February 19, 1999, except for Note 2,
   which is as of March 13, 1999

                              LOWESTFARE.COM, INC.

                                  BALANCE SHEET




                                                                                         DECEMBER 31,
ASSETS                                                                                      1998
                                                                                         ------------
Current assets - cash...............................................................        $ 1,000
                                                                                            =======

STOCKHOLDERS' EQUITY

Preferred stock, $.01 par value.  Authorized 5,000,000 shares,
    no shares issued and outstanding................................................        $  --
Common stock, $.01 par value.  Authorized 75,000,000 shares,
    issued and outstanding 100 shares...............................................              1
Additional paid-in capital..........................................................            999

Subsequent events (note 2)
                                                                                            -------
                                                                                            $ 1,000
                                                                                            =======


                 See accompanying notes to financial statements.

                              LOWESTFARE.COM, INC.

                             STATEMENT OF CASH FLOWS


                                                                                                              PERIOD FROM
                                                                                                              AUGUST 15,
                                                                                                                 1998
                                                                                                              (INCEPTION)
                                                                                                              TO DECEMBER
                                                                                                               31, 1998
                                                                                                             --------------
Cash flows from investing activities - proceeds from issuance of common stock............................       $ 1,000
                                                                                                                --------

           Net increase in cash and cash at end of period................................................       $ 1,000
                                                                                                                ========


                 See accompanying notes to financial statements.

                              LOWESTFARE.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     PERIOD FROM AUGUST 15, 1998 (INCEPTION)
                              TO DECEMBER 31, 1998


1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


       BASIS OF PRESENTATION

       On August 15, 1998, Lowestfare.com, Inc. (the "Company") was incorporated in Delaware for the purpose of holding investments in Global Discount Travel Services LLC ("Global Discount Travel") and Global Travel Marketing Services, Inc. ("Global Travel Marketing"). As of December 31, 1998, the Company had not commenced operations. Immediately prior to the closing of an initial public offering of its common stock, the Company will effect an organizational restructuring whereby Global Discount Travel and Global Travel Marketing will become wholly-owned subsidiaries of the Company. All three entities are under common control and management (see note 4).

       RECENTLY ISSUED ACCOUNTING STANDARDS

       In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Comprehensive income of the Company approximates net income; accordingly, SFAS No. 130 did not have a material impact on the financial statements.

       The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998 and require that certain direct costs associated with such development are capitalized and amortized and all remaining costs must be expensed when incurred. Management is currently evaluating the impact of SOP No. 98-1.


2.     SUBSEQUENT EVENTS

       On March 13, 1999, the board of directors authorized the filing of a registration statement for an initial public offering of the Company's common stock. In connection with the initial public offering, the board of directors intends to approve an amendment to the Company's Certificate of Incorporation increasing the number of shares of common stock authorized to 75,000,000, $.01 par value.

       In March 1999, the Company established the Lowestfare.com, Inc. 1999 Stock Option Plan (the Plan). The Company has reserved 3,500,000 shares of common stock for stock options to be granted under the Plan. Immediately prior to the closing of the initial public offering, the Company will issue 2,208,263 options to purchase the Company's common stock with an exercise price of $5.07 per share. The options will be issued to replace existing options issued to key employees of Global Discount Travel under similar terms and prices, pursuant to the organizational restructuring (see note 4). Accordingly, no compensation expense will be recorded as a result of the issuance of the options under the Plan. Compensation expense related to options to purchase 670,366 shares of common stock issued in February 1999 at a discount from the fair market value at the date of the grant (calculated pursuant to Accounting Principles Board Opinion No. 25) will be recorded in the financial statements of Global Discount Travel ratably over three- and four-year vesting period of the options. Options to purchase 1,537,897 shares of common stock issued to key employees of Global Discount Travel in May 1998 and to a key employee of Global Travel Marketing in January 1998 had an exercise price which approximated the fair market value at the time of grant. Future options to be issued under the Plan will be granted with exercise prices greater than or equal to the fair market value of the common stock on the date of grant.

                              LOWESTFARE.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     PERIOD FROM AUGUST 15, 1998 (INCEPTION)
                              TO DECEMBER 31, 1998

3.     PREFERRED STOCK

       The Company has authorized 5,000,000 shares of preferred stock, $.01 par value. The board of directors has the authority to issue shares of preferred stock in one or more classes or series. Each share of preferred stock shall have certain rights and privileges as determined by the board of directors. As of December 31, 1998, no shares of preferred stock had been issued.

4.     PRO FORMA INFORMATION (UNAUDITED)

       Immediately prior to the closing of an initial public offering, the Company will effect an organizational restructuring whereby Global Discount Travel and Global Travel Marketing (predecessor companies) will become wholly owned subsidiaries of the Company. Immediately prior to the closing of this offering, all of the outstanding member interests in Global Discount Travel and 100% of the common stock of Global Travel Marketing will be contributed by Vauxhall LLC ("Vauxhall"), an entity wholly owned by Mr. Carl C. Icahn, to the Company in exchange for 28,599,900 shares of common stock. As a result, Global Discount Travel and Global Travel Marketing will become wholly owned subsidiaries of the Company.

       The transaction will be accounted for as a reorganization of entities under common control and ownership. Carl C. Icahn, or entities 100% owned by him, owns 100% of the outstanding common stock of Lowestfare.com, Inc. and Global Travel Marketing and has a 100% member's interest in Global Discount Travel. The predecessor historical cost basis in the net assets of Global Discount Travel and Global Travel Marketing will not change as a result of this restructuring and no goodwill or other intangible assets will be recorded.

       The following pro forma statement of operations for the year ended December 31, 1998 represents the results of operations as if the aforementioned organizational restructuring had occurred on January 1, 1998. Pro forma net income represents the results of operations adjusted to reflect a pro forma provision for income taxes on historical net income, which gives effect to the acquisition of Global Discount Travel and Global Travel Marketing by Lowestfare.com, Inc. The following pro forma balance sheet at December 31, 1998 represents the financial position as if the restructuring had occurred on December 31, 1998.

       Pro forma income per share has been computed pursuant to the provision of Statement of Financial Accounting Standards Statement No. 128, Earnings Per Share (SFAS No. 128). Under SFAS No. 128, the Company must present Basic and Diluted earnings per share on the face of the statement of operations. Basic earnings per share includes only the weighted average shares outstanding during each of the periods. Pro forma basic income per share reflects the issuance of shares for the acquisition of Global Discount Travel and Global Travel Marketing by the Company and are considered to be outstanding for all of 1998. Diluted income per share also includes the dilutive effect of all options

                              LOWESTFARE.COM, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     PERIOD FROM AUGUST 15, 1998 (INCEPTION)
                              TO DECEMBER 31, 1998

4.     PRO FORMA INFORMATION (UNAUDITED) - (CONTINUED)

       to purchase the Company's common stock. Options granted within one year prior to the initial filing of a registration statement relating to an initial public offering are treated as outstanding for all periods presented when their impact is antidilutive. The following is a reconciliation of the numerator and denominator for the basic and diluted income per share:

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                             1998
                                                                        ---------------
      Pro forma net income used in basic and diluted income
          per share..................................................      $ 9,056,000

      Shares of common stock and common stock equivalents:
          Basic:
            Shares issued in the initial capitalization............                100
            Shares issued for acquisition of Global Discount Travel         28,599,900
              and Global Travel Marketing............................
                                                                        ---------------

                                                                            28,600,000

          Diluted:
            Dilutive effect of stock options.......................
                                                                        ---------------


                                                                        ===============

      Income per share:
          Basic....................................................        $      0.32
                                                                        ===============

          Diluted..................................................        $
                                                                        ===============


       No adjustment has been made to give effect to the Global Discount Travel's earned and undistributed taxable LLC earnings through the LLC termination date, which would be distributed as part of the LLC distribution. On March 10, 1999, Global Discount Travel distributed approximately $7,200,000 and, prior to the organizational restructuring, intends to distribute approximately $1,200,000 to its members for payment of the member's income tax liability for the year ended December 31, 1998 and for the two months ended February 28, 1999, respectively.

       Effective with the consummation of the initial public offering and the aforementioned organizational restructuring, Global Discount Travel and Global Travel Marketing will become wholly-owned subsidiaries of Lowestfare.com, Inc., and accordingly, the Company will record net deferred tax assets of $4,200,000 related to the cumulative differences between the basis of certain assets and liabilities for financial reporting and income tax purposes. This amount will be recorded as income tax benefit in the period in which the restructuring takes place.

                              LOWESTFARE.COM, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)


ASSETS                                                                                                         DECEMBER 31,
                                                                                                                   1998
                                                                                                             -----------------
Current assets:
    Cash and cash equivalents.............................................................................     $ 11,428,000
    Restricted cash.......................................................................................       29,916,000
    Accounts receivable, net..............................................................................        1,746,000
    Prepaid expenses and other current assets.............................................................          901,000
                                                                                                             -----------------

           Total current assets...........................................................................       43,991,000

Property and equipment, net...............................................................................        1,748,000
Deposits..................................................................................................        2,011,000
Due from affiliates.......................................................................................           79,000
                                                                                                             -----------------

           Total assets...................................................................................     $ 47,829,000
                                                                                                             =================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Amounts payable for tickets purchased.................................................................     $ 11,269,000
    Due to affiliates.....................................................................................           92,000
    Accrued tax...........................................................................................        8,211,000
    Accrued ticket reimbursement..........................................................................        4,322,000
    Accrued expenses......................................................................................        3,962,000
    Current portion of capital lease obligations..........................................................          108,000
                                                                                                             -----------------

           Total current liabilities......................................................................       27,964,000

Long-term liabilities:
    Long-term portion of capital lease obligations........................................................          162,000
                                                                                                             -----------------

           Total liabilities..............................................................................       28,126,000
                                                                                                             -----------------

Stockholder's equity:
    Preferred stock, $0.01 par value.  Authorized 5,000,000 shares, no shares issued and outstanding......               --
    Common stock, $0.01 par value.  Authorized 75,000,000 shares, 28,600,000 shares issued and outstanding
                                                                                                                    286,000
    Additional paid-in capital............................................................................         (184,000)
    Retained earnings.....................................................................................       19,601,000
                                                                                                             -----------------

           Total stockholder's equity.....................................................................       19,703,000
                                                                                                             -----------------

           Total liabilities and stockholder's equity.....................................................     $ 47,829,000
                                                                                                             =================

                              LOWESTFARE.COM, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                   (UNAUDITED)




                                                                                                                YEAR ENDED
                                                                                                               DECEMBER 31,
                                                                                                                   1998
                                                                                                              ----------------
Revenues..................................................................................................      $ 224,422,000
Cost of revenues..........................................................................................        165,074,000
                                                                                                              ----------------

           Gross profit...................................................................................         59,348,000
                                                                                                              ----------------

Operating expenses:
    Commissions...........................................................................................         17,997,000
    Salaries, wages and benefits..........................................................................         11,774,000
    Selling, general and administrative...................................................................         18,062,000
                                                                                                              ----------------

           Total operating expenses.......................................................................         47,833,000
                                                                                                              ----------------

           Operating income...............................................................................         11,515,000
                                                                                                              ----------------

Other income (expense):
    Interest income.......................................................................................          2,633,000
    Interest expense......................................................................................          (427,000)
                                                                                                              ----------------

           Total other income (expense)...................................................................          2,206,000
                                                                                                              ----------------

           Income before income taxes.....................................................................         13,721,000

Pro forma income taxes....................................................................................          4,665,000
                                                                                                              ----------------

           Pro forma net income...........................................................................      $   9,056,000
                                                                                                              ================

Pro forma net income per share:
    Basic.................................................................................................      $        0.32
                                                                                                              ================

    Diluted...............................................................................................      $
                                                                                                              ================

Weighted average shares of common stock outstanding:
      Basic...............................................................................................         28,600,000
                                                                                                              ================

      Diluted.............................................................................................
                                                                                                              ================

                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors
Global Discount Travel Services LLC and
   Global Travel Marketing Services, Inc.:


We have audited the accompanying combined financial statements of Global Discount Travel Services LLC and Global Travel Marketing Services, Inc. as listed in the accompanying index. The combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Global Discount Travel Services LLC and Global Travel Marketing Services, Inc. as of December 31, 1997 and 1998, and the results of their combined operations and their combined cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                              KPMG LLP



Las Vegas, Nevada
February 19, 1999, except for the
    tenth paragraph of Note 1, and
    the first paragraph of Note 8,
    which are as of March 10, 1999

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                             COMBINED BALANCE SHEETS




                                                                                                       DECEMBER 31,
                                                                                             ---------------------------------
ASSETS                                                                                            1997              1998
                                                                                             ---------------   ---------------
Current assets:
    Cash and cash equivalents.............................................................     $ 12,919,000      $ 11,427,000
    Restricted cash.......................................................................       24,445,000        29,916,000
    Accounts receivable, net..............................................................        2,249,000         1,746,000
    Prepaid expenses and other current assets.............................................          208,000           901,000
                                                                                             ---------------   ---------------

           Total current assets...........................................................       39,821,000        43,990,000

Property and equipment, net (note 2)......................................................        1,972,000         1,748,000
Deposits..................................................................................        2,210,000         2,011,000
Due from affiliates (note 4)..............................................................        1,421,000            79,000
                                                                                             ---------------   ---------------

           Total assets...................................................................     $ 45,424,000      $ 47,828,000
                                                                                             ===============   ===============

LIABILITIES AND STOCKHOLDER'S/MEMBER'S EQUITY

Current liabilities:
    Amounts payable for tickets purchased.................................................     $ 16,694,000      $ 11,269,000
    Due to affiliates and related parties (note 4)........................................       11,718,000            92,000
    Accrued tax...........................................................................        3,786,000         8,211,000
    Accrued ticket reimbursement..........................................................        2,402,000         4,322,000
    Accrued expenses......................................................................        4,474,000         3,962,000
    Current portion of capital lease obligations (note 3).................................           99,000           108,000
                                                                                             ---------------   ---------------

           Total current liabilities......................................................       39,173,000        27,964,000

Long-term liabilities:
    Long-term portion of capital lease obligations (notes 3 and 5)........................          270,000           162,000
                                                                                             ---------------   ---------------

           Total liabilities..............................................................       39,443,000        28,126,000
                                                                                             ---------------   ---------------

Commitments, contingencies and subsequent events (notes 5 and 8)

Stockholder's/member's equity:
    Common stock, $0.01 par value.  Authorized, issued and outstanding
      2,500 shares........................................................................            1,000             1,000
    Contributed capital...................................................................          100,000           100,000
    Retained earnings.....................................................................        5,880,000        19,601,000
                                                                                             ---------------   ---------------

           Total stockholder's/member's equity............................................        5,981,000        19,702,000
                                                                                             ---------------   ---------------

           Total liabilities and stockholder's/member's equity............................     $ 45,424,000      $ 47,828,000
                                                                                             ===============   ===============


            See accompanying notes to combined financial statements.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                        COMBINED STATEMENTS OF OPERATIONS




                                                                                     YEARS ENDED DECEMBER 31,
                                                                      --------------------------------------------------------
                                                                           1996                1997                1998
                                                                      ----------------   -----------------   -----------------

Revenues.........................................................       $ 116,917,000      $ 200,711,000       $ 224,422,000
Cost of revenues.................................................          86,974,000        148,421,000         165,074,000
                                                                      ----------------   -----------------   -----------------

        Gross profit.............................................          29,943,000         52,290,000          59,348,000
                                                                      ----------------   -----------------   -----------------

Operating expenses:
    Commissions..................................................          11,658,000         20,022,000          17,997,000
    Salaries, wages and benefits.................................           9,146,000         10,605,000          11,774,000
    Selling, general and administrative..........................          11,371,000         17,134,000          18,062,000
                                                                      ----------------   -----------------   -----------------

        Total operating expenses.................................          32,175,000         47,761,000          47,833,000
                                                                      ----------------   -----------------   -----------------

        Operating income (loss)..................................          (2,232,000)         4,529,000          11,515,000
                                                                      ----------------   -----------------   -----------------

Other income (expense):
    Interest income..............................................           1,186,000          3,602,000           2,633,000
    Interest expense.............................................             (23,000)          (127,000)           (427,000)
                                                                      ----------------   -----------------   -----------------

        Total other income (expense).............................           1,163,000          3,475,000           2,206,000
                                                                      ----------------   -----------------   -----------------

        Net income (loss)........................................       $  (1,069,000)     $   8,004,000       $  13,721,000
                                                                      ================   =================   =================

SUPPLEMENTAL INFORMATION (UNAUDITED) (NOTE 1):
      Gross bookings.............................................       $ 116,917,000      $ 201,016,000       $ 232,714,000
                                                                      ================   =================   =================


            See accompanying notes to combined financial statements.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

              COMBINED STATEMENTS OF STOCKHOLDER'S/MEMBER'S EQUITY




                                                                                                                   TOTAL
                                                                                                              STOCKHOLDER'S/
                                                               COMMON     CONTRIBUTED        RETAINED             MEMBER'S
                                                               STOCK        CAPITAL          EARNINGS             EQUITY
                                                             ----------   ------------    ---------------   ----------------
Balance at December 31, 1995.............................      $ 1,000      $ 100,000      $  (1,055,000)      $   (954,000)

    Net loss.............................................           --             --         (1,069,000)        (1,069,000)
                                                             ----------   ------------    ---------------   ----------------

Balance at December 31, 1996.............................        1,000        100,000         (2,124,000)        (2,023,000)

    Net income...........................................           --             --          8,004,000          8,004,000
                                                             ----------   ------------    ---------------   ----------------

Balance at December 31, 1997.............................        1,000        100,000          5,880,000          5,981,000

    Net income...........................................           --             --         13,721,000         13,721,000
                                                             ----------   ------------    ---------------   ----------------

Balance at December 31, 1998.............................      $ 1,000      $ 100,000      $  19,601,000       $ 19,702,000
                                                             ==========   ============    ===============   ================


            See accompanying notes to combined financial statements.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                        COMBINED STATEMENTS OF CASH FLOWS




                                                                                      YEARS ENDED DECEMBER 31,
                                                                         ----------------------------------------------------
                                                                              1996               1997              1998
                                                                         ---------------    ---------------   ---------------
OPERATING ACTIVITIES:
    Net income (loss)................................................     $  (1,069,000)      $  8,004,000      $ 13,721,000
    Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
        Depreciation and amortization................................           277,000            555,000           562,000
        Changes in operating assets and liabilities:
          Restricted cash............................................        (4,946,000)        (8,728,000)       (5,471,000)
          Accounts receivable........................................        (2,056,000)           728,000           503,000
          Prepaid expenses and other current assets..................          (124,000)           (29,000)         (693,000)
          Deposits...................................................        (2,210,000)              --             199,000
          Due from affiliates........................................          (437,000)          (984,000)        1,342,000
          Amount payable for tickets purchased.......................        11,931,000         (3,337,000)       (5,425,000)
          Due to affiliates..........................................         5,303,000          1,812,000       (11,626,000)
          Accounts payable...........................................          (244,000)              --                --
          Accrued tax................................................           800,000          2,986,000         4,425,000
          Accrued ticket reimbursement...............................           247,000          1,231,000         1,920,000
          Accrued expenses...........................................         2,868,000          1,604,000          (512,000)
                                                                         ---------------    ---------------   ---------------
              Net cash provided by (used in) operating activities....        10,340,000          3,842,000        (1,055,000)
                                                                         ---------------    ---------------   ---------------
INVESTING ACTIVITIES:
    Acquisition of property and equipment............................        (1,198,000)          (933,000)         (338,000)
    Proceeds from sale of equipment..................................           223,000                 --              --
                                                                         ---------------    ---------------   ---------------
              Net cash used in investing activities..................          (975,000)          (933,000)         (338,000)
                                                                         ---------------    ---------------   ---------------
Net cash flows used in financing activities - payments on capital
    lease obligations................................................           (35,000)          (109,000)          (99,000)
                                                                         ---------------    ---------------   ---------------
              Net increase (decrease) in cash and cash equivalents...         9,330,000          2,800,000        (1,492,000)
Cash and cash equivalents, beginning of year.........................           789,000         10,119,000        12,919,000
                                                                         ---------------    ---------------   ---------------
Cash and cash equivalents, end of year...............................     $  10,119,000       $ 12,919,000      $ 11,427,000
                                                                         ===============    ===============   ===============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Amount paid for interest.........................................     $      17,000       $     46,000      $     26,000
                                                                         ===============    ===============   ===============
    Property and equipment purchased with capital lease..............     $     514,000       $       --        $       --
                                                                         ===============    ===============   ===============


            See accompanying notes to combined financial statements.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


1.     NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


       BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

       The accompanying combined financial statements include the accounts of Global Discount Travel Services LLC ("Global Discount Travel") and Global Travel Marketing Services, Inc. ("Global Travel Marketing") (collectively the "Company"). Both entities are owned and controlled by common ownership. Global Discount Travel is a Nevada Limited Liability Company and provides discount travel products and services to the leisure and small business traveler. The travel product offerings are available through the Company's (1) Web site (www.Lowestfare.com), (2) toll-free telephone reservation and customer service center and (3) affiliations with travel agencies which are authorized to sell discount airline tickets on Trans World Airlines, Inc. (the "Contracting Airline). Global Travel Marketing, a Nevada Corporation organized as a C Corporation, provides marketing and advertising services on behalf of Global Discount Travel. On June 14, 1995, the Contracting Airline and Karabu Corp. ("Karabu") entered into an agreement whereby Karabu may purchase tickets for passenger travel on the Contracting Airline at discounts from published fares through September 2003. By agreement dated August 14, 1995, Global Discount Travel was joined as a party to this ticket program agreement as if an original signatory.

       In August 1998, a new company, Lowestfare.com, Inc., a Delaware Corp., was formed and to date has had no operations. Lowestfare.com, Inc. is owned and controlled by the same group as the Company. Immediately prior to the closing of an initial public offering of Lowestfare.com, Inc.'s common stock, the Company will effect an organizational restructuring whereby Global Discount Travel and Global Travel Marketing will become wholly owned subsidiaries of Lowestfare.com, Inc. Accordingly, the combined financial statements of Global Discount Travel and Global Travel Marketing for the years presented herein are predecessor operations to the comparable entity which will exist on a post-offering basis.


       CASH EQUIVALENTS

       Cash equivalents include highly liquid investments purchased with an original maturity date of three months or less.


       RESTRICTED CASH

       Restricted cash consists of amounts held by the Company's merchant bank as security for the collection of credit card payments from the customer for which we are the merchant of record. Approximately 50 percent of the funds is released on the day of customer travel, and the remaining amount is released upon completion of the itinerary.


       PROPERTY AND EQUIPMENT

       Property and equipment are recorded at cost and depreciated over their estimated useful lives of 5 years. Expenditures for maintenance and repairs are expensed when incurred. Property and equipment held under capital leases are stated at the present value of minimum lease payments. Amortization of property and equipment held under capital leases and leasehold improvements is computed on a straight-line basis over the shorter of the lease terms or estimated useful lives of the assets.


       REVENUE RECOGNITION

       Revenues from sales of airline tickets, including the associated taxes and other travel products and services for which the Company is the credit card merchant of record, are recorded at the aggregate retail value upon booking. Revenues earned from sales of travel products and services, in which the travel provider is the credit card merchant of record, are recognized upon receipt and are recorded at the commission amount.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

1.     NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)


       USE OF ESTIMATES

       Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods to prepare these combined financial statements in conformity with generally accepted accounting principles.
       Actual results could differ from those estimates.


       RECLASSIFICATIONS

       Certain prior year balances have been reclassified to conform to the current year presentation.


       INCOME TAXES

       Global Discount Travel is taxed as a limited liability company under the Internal Revenue Code provisions. According to these provisions, Global Discount Travel does not pay income tax on its income. Instead, the member of Global Discount Travel is liable for income tax on the taxable income as it affects the member's income tax returns. Accordingly, a provision for historical income taxes has not been included in the accompanying combined financial statements. Global Travel Marketing is a Nevada C Corporation. Global Travel Marketing is a wholly owned subsidiary of Icahn Associates Corp., a related party, and receives an income tax allocation for its share of consolidated income tax expense. The income tax expense of Global Travel Marketing is not material to the combined financial statements. Deferred tax assets for Global Travel Marketing are immaterial to the combined financial statements.

       No adjustment has been made to give effect to the Global Discount Travel's earned and undistributed taxable LLC earnings through the LLC termination date, which would be distributed as part of the LLC distribution. On March 10, 1999, Global Discount Travel distributed approximately $7,200,000 and, prior to the organizational restructuring, intends to distribute approximately $1,200,000 to its members for payment of their income tax liability for the year ended December 31, 1998 and for the two months ended February 28, 1999, respectively.


       START-UP COSTS

       Start-up costs are expensed as incurred.


       ADVERTISING EXPENSES

       The Company expenses advertising as incurred. Advertising expense aggregated $2,323,000, $4,149,000 and $3,514,000 for the years ended
       December 31, 1996, 1997 and 1998, respectively.


       STOCK COMPENSATION

       The Company has adopted Statement of Financial Accounting Standards Statement No. 123, Accounting for Stock-Based Compensation (SFAS No.
       123), and has elected to measure compensation cost under Accounting Principles Board Opinion No. 25 and comply with the pro forma disclosure requirements of SFAS No. 123.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


1.     NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES - (CONTINUED)

       SUPPLEMENTAL INFORMATION (UNAUDITED)

       Gross bookings represent the aggregate retail value of travel products and services sold. Gross bookings are not required to be disclosed by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as a substitute for other information prepared in accordance with GAAP. Management believes that gross bookings provide a more consistent comparison between historical periods than revenues. In addition, management believes that gross bookings are meaningful because such information is a useful measure of market acceptance and the results of the Company's operations.


       RECENTLY ISSUED ACCOUNTING STANDARDS

       In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position, and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Comprehensive income of the Company approximates net income; accordingly, SFAS No. 130 did not have a material impact on the combined financial statements.

       The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The provisions of SOP 98-1 are effective for fiscal years beginning after December 15, 1998 and require that certain direct costs associated with such development are capitalized and amortized and all remaining costs must be expensed when incurred. Management is currently evaluating the impact of SOP No. 98-1.


       LONG-LIVED ASSETS

       The Company accounts for long-lived assets at amortized cost. As part of an ongoing review of the valuation and amortization of long-lived assets, management assesses the carrying value of such assets if facts and circumstances suggest that such assets may be impaired. If this review indicates that the assets will not be recoverable, as determined by a nondiscounted cash flow analysis over the remaining amortization period, the carrying value of the assets would be reduced to its estimated fair market value, based on discounted cash flows.


2.     PROPERTY AND EQUIPMENT

       Property and equipment consist of the following:

                                                                                   DECEMBER 31,
                                                                           ------------------------------
                                                                               1997            1998
                                                                           --------------  --------------
      Computer hardware and software.........................                $   755,000     $   963,000
      Furniture and office equipment.........................                  1,067,000       1,137,000
      Leasehold improvements.................................                    872,000         938,000
                                                                           --------------  --------------

                                                                               2,694,000       3,038,000
      Less accumulated depreciation and amortization.........                    722,000       1,290,000
                                                                           --------------  --------------

                                                                             $ 1,972,000     $ 1,748,000
                                                                           ==============  ==============

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

3.     CAPITAL AND OPERATING LEASES

       The Company is obligated under capital leases for certain equipment expiring in 2001. The gross amount of office equipment and related amortization recorded under capital leases is as follows:

                                                                           DECEMBER 31,
                                                                     --------------------------
                                                                        1997           1998
                                                                     ------------   -----------
      Office equipment............................................     $ 593,000     $ 593,000
      Less accumulated depreciation...............................       168,000       270,000
                                                                     ------------   -----------

                                                                       $ 425,000     $ 323,000
                                                                     ============   ===========

       Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of December 31, 1998 are as follows:

                                                                             CAPITAL       OPERATING
                                                                             LEASES         LEASES
                                                                           ------------  --------------
      Years ending December 31:
            1999........................................................     $ 125,000     $   553,000
            2000........................................................       125,000         420,000
            2001........................................................        73,000          22,000
            2002........................................................            --          22,000
                                                                           ------------  --------------

              Net minimum lease payments................................       323,000     $ 1,017,000
                                                                                         ==============
      Less amounts representing interest................................        53,000
                                                                           ------------

              Present value of net minimum capital lease payments.......       270,000

      Less current portion of obligations under capital leases                 108,000
                                                                           ------------

              Obligations under capital leases excluding current portion     $ 162,000
                                                                           ============

       The Company leases its office facilities under an operating lease, which expires in September 2000. Rent expense for the years ended December 31, 1996, 1997 and 1998 was $333,000, $413,000 and $475,000, respectively.
       The carrying amount of capital leases approximates fair value at December 31, 1998.

4.     RELATED PARTY TRANSACTIONS

       Global Travel Marketing has contracted with Global Discount Travel to solicit sales of Global Discount Travel tickets through travel agencies and coordinate Global Discount Travel's advertising and marketing programs. Fees paid to Global Travel Marketing are based on the actual costs incurred plus a 1% fee. All amounts were eliminated in combination.

       Karabu held a note receivable from the Contracting Airline which was repaid by Global Discount Travel in October 1997 through the application of payments due under the Ticket Program Agreement. On June 14, 1995, the Contracting Airline and Karabu entered into an agreement whereby Karabu may purchase tickets for passenger travel on the Contracting Airline at discounts from published fares through September 2003. By agreement dated August 14, 1995, Global Discount Travel was joined as a party to this ticket program agreement as if an original signatory. Karabu and Global Discount Travel share common ownership. As of December 31, 1997 and 1998, due to affiliates and related parties include amounts payable to Karabu in the amounts of $9,000,000, and $-0-, respectively.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

4.     RELATED PARTY TRANSACTIONS -  (CONTINUED)

       Astute Discount Travelers' Club, LLC ("Astute") purchases airline tickets from Global Discount Travel at a discounted cost and sells them to Travel Club members. Astute and Global Discount Travel share common ownership. As of December 31, 1997 and 1998, Global Discount Travel has included $2,470,000 and $-0-, respectively, in amounts due to affiliates and related parties for the purchase of these tickets. As of December 31, 1997 and 1998, Astute owed Global Discount Travel $1,421,000 and $79,000, respectively, for repayment of operating expenses. As of March 31, 1998, Astute has been discontinued.

       ACF Industries, a shareholder of a majority owner of Global Discount Travel, processes payments on behalf of Global Discount Travel for insurance coverage and legal services rendered by external third party legal counsel. As of December 31, 1997 and 1998, Global Discount Travel included in amounts due to affiliates and related parties $248,000 and $92,000, respectively, which represents amounts due to ACF Industries for the reimbursement of legal expenses paid on behalf of the Company. As of December 31, 1997, the Company had repaid in full all amounts loaned since inception through December 31, 1997.


5.     COMMITMENTS AND CONTINGENCIES


       LITIGATION

       On March 20, 1996, the Contracting Airline filed a petition (the "Petition") in the Circuit Court for St. Louis County, Missouri, commencing a lawsuit against Carl C. Icahn, Karabu, Global Discount Travel and certain other entities affiliated with Icahn (collectively, the "Icahn Entities"). The Petition alleged that the Icahn entities are violating a ticket program agreement and otherwise tortiously interfering with the Contracting Airline's business expectancy and contractual relationships, by, among other things, marketing and selling tickets ("System Tickets") purchased under the ticket program agreement to leisure travelers. System Tickets are tickets for all applicable classes of tickets and may be purchased by Global Discount Travel from the Contracting Airline at a discount from the Contracting Airline's published fare. The Petition sought a declaratory judgment finding that the Icahn Entities have violated the ticket program agreement, and also sought approximately $300 million in liquidated, compensatory and punitive damages, in addition to the Contracting Airline's costs and attorney's fees. The Icahn Entities responded with counterclaims alleging that the Contracting Airline had damaged Global Discount Travel by interfering with its sales of System Tickets.

       In December of 1997, a non-jury trial commenced. The trial was completed in January 1998. On May 7, 1998, the Court denied the Petition and dismissed the Icahn Entities' counterclaims. No damage was assessed in respect of either the Contracting Airline's or the Icahn Entities' petitions. The Court found that the ticket program agreement was clear on its face and that Global Discount Travel's sales of system tickets to leisure travelers did not breach the ticket program agreement. The Court found that, in any event, neither the Contracting Airline nor Global Discount Travel had proven any damages.

       The Icahn Entities moved to amend or modify the Court's ruling to include a declaratory judgment that the Icahn Entities are permitted to sell tickets to any person for any purpose, which could include use by the purchaser's family members or friends. The Contracting Airline opposed this motion and requested that the Court clarify the ruling to limit its scope, specifically that the leisure traveler purchasing a ticket must use the ticket and may not purchase a ticket for any other person, including friends or family members. The court denied both motions on June 25, 1998. The Contracting Airline has appealed the denial of its motion for clarification and the Court's original ruling.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

5.     COMMITMENTS AND CONTINGENCIES - (CONTINUED)

       The Contracting Airline filed its appeal brief on February 26, 1999, which contains its arguments for overturning the court's ruling. The Company plans to vigorously defend against the Contracting Airline's arguments on appeal, but there can be no assurance that Global Discount Travel will succeed on all or part of the Contracting Airline's appeal. If the Contracting Airline succeeds on appeal and all or part of the lower court's decision in Global Discount Travel's favor is reversed or modified, Global Discount Travel may lose its right to purchase certain types of tickets under the ticket program agreement and may be required to pay damages to the Contracting Airline, which could be substantial. If Global Discount Travel loses its right to purchase tickets under the ticket program agreement, such a result would materially and adversely affect the business, results of operations and financial condition.

       The Company is also involved in other legal and administrative proceedings and claims of various types. While any litigation contains an element of uncertainty, management believes that the outcome of each proceeding or claim which is pending or known to be threatened (including the action described above), or all of them combined, will not have a material adverse effect on the Company's financial position or results of operations.


       ADVERTISING CONTRACTS

       The Company has entered into several advertising contracts on various Internet web sites, which contracts run through September 2001. The agreements provide for monthly or quarterly payments, and are summarized as follows:

      Years ending December 31:
            1999.............................................     $ 10,446,000
            2000.............................................        6,872,000
            2001.............................................        4,988,000
                                                                  -------------

                                                                  $ 22,306,000
                                                                  =============



6.     SEGMENT DATA

       The Company has adopted Financial Accounting Standards Board Statement No. 131, Disclosures About Segments of an Enterprise and Related Information (SFAS No. 131). SFAS No. 131 establishes standards for the way public business enterprises are to report selected information about operating segments. The determination of an entity's operating segments is based upon a management approach, which is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance.

       The Company operates in three distinct operating segments, organized by distribution channel, (1) sales through its Web site (www.Lowestfare.com) (Internet), (2) direct sales through its toll-free telephone reservation and customer service center (Call-in), and (3) sales through its affiliations with more than 800 travel agencies (Agency). All of the Company's segments offer discount travel products and services for the leisure and small business traveler.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998


6.     SEGMENT DATA - (CONTINUED)

       Summary information about the Company's segments is as follows:

                                                                          DECEMBER 31, 1996
                                                         -----------------------------------------------------
                                                            INTERNET           CALL-IN            AGENCY
                                                         ---------------   ----------------   ----------------

      Revenues......................................          $  12,000       $ 26,778,000       $ 90,127,000
      Cost of revenues..............................              9,000         19,924,000         67,041,000
                                                         ---------------   ----------------   ----------------

                 Gross profit.......................              3,000          6,854,000         23,086,000

      Operating expenses............................              2,000          6,996,000         25,177,000
                                                         ---------------   ----------------   ----------------

                 Operating income (loss)............          $   1,000       $   (142,000)      $ (2,091,000)
                                                         ===============   ================   ================

                                                                          DECEMBER 31, 1997
                                                         -----------------------------------------------------
                                                            INTERNET           CALL-IN            AGENCY
                                                         ---------------   ----------------   ----------------
      Revenues......................................         $1,669,000       $ 46,802,000      $ 152,240,000
      Cost of revenues..............................          1,196,000         33,716,000        113,509,000
                                                         ---------------   ----------------   ----------------

                 Gross profit.......................            473,000         13,086,000         38,731,000

      Operating expenses............................            202,000         13,196,000         34,363,000
                                                         ---------------   ----------------   ----------------

            Operating income (loss).................         $  271,000       $   (110,000)     $   4,368,000
                                                         ===============   ================   ================

                                                                          DECEMBER 31, 1998
                                                         -----------------------------------------------------
                                                            INTERNET           CALL-IN            AGENCY
                                                         ---------------   ----------------   ----------------

      Revenues......................................        $ 8,585,000        $63,997,000      $ 151,840,000
      Cost of revenues..............................          6,340,000         46,766,000        111,968,000
                                                         ---------------   ----------------   ----------------

                 Gross profit.......................          2,245,000         17,231,000         39,872,000

      Operating expenses............................          4,554,000         14,861,000         28,418,000
                                                         ---------------   ----------------   ----------------

                 Operating income (loss)............        $(2,309,000)       $ 2,370,000      $  11,454,000
                                                         ===============   ================   ================

       The Company has made certain allocations of centrally incurred indirect expenses based upon management's estimates of the time spent on activities performed in each segment. Direct expenses were recorded in each segment whenever possible. Management does not review any balance sheet data at the operating segment level; therefore, no such segment data has been provided. There are no significant transactions between the Company's segments and no significant reconciling items are required for agreeing the operating segment data to the combined financial statements data. In addition, depreciation and amortization of property and equipment is immaterial to the Company's combined financial statements, and accordingly, segment data related to such has not been presented. Management does not allocate, and accordingly does not review, costs and expenses below operating income (loss); therefore nonoperating items such as interest are not presented.

       All of the Company's revenues are derived in the United States. All of the Company's assets are domiciled in the United States.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

7.     STOCK OPTIONS

       The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), in October 1995. SFAS No. 123 defines a fair value method of accounting for an employee stock option or similar instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it allows an entity to continue to measure the compensation cost for these plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB NO. 25). Entities electing to remain with the accounting in APB No. 25 must make pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

       In May 1998, Global Discount Travel issued 1,537,897 options to purchase its common stock to certain key employees and to a key employee of Global Travel Marketing in January 1998. The Company accounted for these options pursuant to APB No. 25. The exercise price of the options granted approximated the fair market value of the stock on the date of grant; therefore, no compensation expense pursuant to APB No. 25 was recorded during 1998. Had the Company's compensation cost for its stock options been determined pursuant to SFAS No. 123, the Company's net earnings for the year ended December 31, 1998 would have been reduced to $9,299,000.

       The fair value of the option grants are estimated under SFAS No. 123 on the date of grant using the Black-Scholes option-pricing model with the weighted average assumptions used for all stock options granted during 1998 as follows: dividend yield 0%, expected volatility 20%, risk-free interest rate of 6.5% and expected life of 3 years.

       As of December 31, 1998, 1,537,897 options to purchase common stock are outstanding at an exercise price of $5.07 per share. The options vest over three and four year periods. No options were exercisable at December 31, 1998.

       In February 1999, Global Discount Travel granted 670,366 options to purchase its common stock at an exercise price of $5.07 per share. Pursuant to APB No. 25, the Company will record compensation expense ratably over the three and four year vesting periods of the options. Immediately prior to the closing of an initial public offering of Lowestfare.com, Inc., the Company will effect an organizational restructuring whereby Global Discount Travel and Global Travel Marketing will become wholly owned subsidiaries of Lowestfare.com, Inc. As a result all outstanding stock options granted to date will be canceled and exchanged for options to purchase common stock of Lowestfare.com, Inc. under similar terms and exercise prices.

8.     SUBSEQUENT EVENTS

       On January 19, 1999, Global Discount Travel made a loan to Global Partner, Inc., an entity controlled by Carl C. Icahn and a member of Global Discount Travel, for $4,300,000 at the prime rate, plus one-half percent per year. This loan was repaid on March 10, 1999.

       Immediately prior to the closing of the initial public offering, the Company will effect an organizational restructuring whereby Global Discount Travel and Global Travel Marketing will become wholly owned subsidiaries of Lowestfare.com, Inc. Immediately prior to the closing of the initial public offering, all of the outstanding member interests in Global Discount Travel and 100% of the common stock of Global Travel Marketing will be contributed by Vauxhall LLC ("Vauxhall"), an entity wholly owned by Mr. Carl C. Icahn, to Lowestfare.com, Inc. in exchange for 28,599,900 shares of common stock.

                       GLOBAL DISCOUNT TRAVEL SERVICES LLC
                   AND GLOBAL TRAVEL MARKETING SERVICES, INC.

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

8.     SUBSEQUENT EVENTS - (CONTINUED)

       The transaction will be accounted for as a reorganization of entities under common control and ownership. Carl C. Icahn, or entities 100% owned by him, owns 100% of the outstanding common stock of Global Travel Marketing and Lowestfare.com, Inc. and has a 100% member's interest in Global Discount Travel. The basis in the assets of Global Discount Travel and Global Travel Marketing will not change as a result of this restructuring and no goodwill or other intangible assets will be recorded. Accordingly, the historical cost of the assets on a combined basis for Global Discount Travel and Global Travel Marketing prior to the restructuring will be the same as that for Lowestfare.com, Inc. on a consolidated basis.

                            [inside back-cover page]




                           [PICTURES OF LOWESTFARE.COM
                            EMPLOYEES AND FACILITIES]

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 13. Other Expenses of Issuance and Distribution.

         Estimated expenses (other than underwriting discounts and commissions) payable in connection with the sale of Lowestfare.com's common stock offered hereby are as follows:


SEC Registration Fee......................................        $  38,364
NASD Filing Fee...........................................           14,200
Nasdaq National Marketing Listing Fee.....................             *
Blue Sky Qualification Fees and Expenses..................             *
Printing and Engraving....................................             *
Legal Fees and Expenses...................................             *
Accounting Fees and Expenses..............................             *
Directors' and Officers' liability insurance..............             *
Transfer Agent's Fees and Expenses........................             *
Miscellaneous.............................................             *
                                                                  ---------
   Total..................................................        $    *
                                                                  =========

-----------------------------------

*  To be filed by amendment.


ITEM 14. Indemnification of Directors and Officers.

         Section 102(b)(7) of the Delaware General Corporation Law permits a provision in the Certificate of Incorporation of each corporation organized thereunder, such as Lowestfare.com, eliminating or limiting, with certain exceptions, the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Our Certificate of Incorporation eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Lowestfare.com or its stockholders; (ii) for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under section 174 of the Delaware law (regarding payments of dividends, stock purchases or redemptions which are unlawful); or (iv) for any transaction from which the director derived an improper personal benefit.

         Section 145 of the Delaware law contains detailed provisions on indemnification of directors and officers against expenses, judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with legal proceedings. Lowestfare.com's Certificate of Incorporation requires Lowestfare.com to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware law. As permitted by the Delaware law, Lowestfare.com's By-Laws provide that (i) Lowestfare.com is permitted to indemnify its other employees and agents to the extent that it indemnifies its officers and directors, unless otherwise required by law, its Certificate of Incorporation, its By-Laws or agreements; and (ii) Lowestfare.com is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware law, subject to certain very limited exceptions. The By-Laws also provide that any officer, director or employee whose written claim for indemnification is not paid by us within 90 days may sue us. Under the By-Laws it is a defense to any such suit that the officer, director or employee has not met the standards of conduct that make it permissible under Delaware law for our company to indemnify the officer, director or employee for the amount claimed. The burden of proving that the claim sought is not allowed under Delaware law shall be on our company.

         Under Lowestfare.com's By-Laws, Lowestfare.com is authorized to, and has purchased, insurance covering Lowestfare.com's directors and officers against liability asserted against them in their capacity as such. Reference is made to the Underwriting Agreement contained in Exhibit 1.1 hereto, the underwriters are obligated, under certain circumstances, to indemnify officers and directors of Lowestfare.com against certain liabilities, including liabilities under the Securities Act of 1933.

ITEM 15. Recent Sales of Unregistered Securities.

         The following sets forth all securities of Lowestfare.com, Inc. sold by Lowestfare.com, Inc. within the past three years which were not registered under the Securities Act of 1933:

         Common Stock.  Immediately prior to the closing of the offering:

         - all of the outstanding member interests in Global Discount Travel and all of the outstanding common stock of Global Travel Marketing will be contributed by Vauxhall LLC, an entity wholly-owned by Mr. Icahn, to Lowestfare.com, Inc. in exchange for 28,599,900 shares of common stock of Lowestfare.com, Inc.

         Options. The Registrant from time to time has granted stock options to employees. The following table sets forth certain information regarding such grants during the past fiscal year:

         In May 1998, Global Discount Travel issued an aggregate of 1,537,897 options to purchase common stock of Global Discount Travel to Ms. Golden and Messrs. Glass, O'Neal, Martinelli, Monton, Lanner and Lay.

         The above securities were offered and sold by the Registrant in reliance upon exemptions from registration pursuant to either (i) Section 4(a) of the Securities Act of 1933, as transactions not involving any public offering, or (ii) Rule 701 under Section 3(b) of the Securities Act, as transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. No underwriters were involved in connection with the sales of securities referred to in this Item 15.

ITEM 16.  Exhibits and Financial Statement Schedules.

         (a)    Exhibits.


EXHIBITS             Description

1.1*     Form of Underwriting Agreement.

2.1* Transfer Agreement, dated March 15, 1999, between Vauxhall LLC and Lowestfare.com, Inc.

3.1      Certificate of Incorporation.

3.2* Form of First Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.

3.3      By-Laws.

4.1*     Specimen Stock Certificate.

4.2*     Registration Rights Agreement.

5.1*     Form of Opinion of Gordon Altman Butowsky Weitzen Shalov & Wein

10.1*    Lowestfare.com 1999 Stock Option Plan.

10.2 Sublease Agreement, dated April 1, 1996, between Lockheed Engineering & Sciences Company and Global Discount Travel Services LLC.

10.3 First Amendment to Sublease Agreement, dated February 2, 1998, between Lockheed Martin Corporation and Global Discount Travel Services LLC.

10.4 License Agreement, dated February 1, 1997 between Icahn Associates Corp. and Global Travel Marketing Services, Inc.

10.5* Amended and Restated Employment Agreement, dated as of January 8, 1999, between Kenneth G. Swanton and Global Discount Travel Services LLC.

10.6* Amended and Restated Employment Agreement, dated as of January 20, 1999, between Denise Barton and Global Discount Travel Services LLC.

10.7* Amended and Restated Employment Agreement, dated as of May 26, 1998, between Terry L. O'Neal and Global Discount Travel Services LLC.

10.8* Amended and Restated Employment Agreement, dated as of May 26, 1998, between Gregory A. Monton and Global Discount Travel Services LLC.

10.9* Amended and Restated Employment Agreement, dated as of May 26, 1998, between Steven S. Lay and Global Discount Travel Services LLC.

EXHIBITS             Description

10.10* Amended and Restated Employment Agreement, dated as of January 1, 1998, between Vincent L. Martinelli and Global Travel Marketing Services, Inc.

10.11* Option Agreement dated as of May 26, 1998, between Gail Golden and Global Discount Travel Services LLC.

10.12* Option Agreement dated as of May 26, 1998, between Russell D. Glass and Global Discount Travel Services LLC.

10.13 SABRE Subscriber Agreement, dated December 18, 1998, between The SABRE Group, Inc. and Global Discount Travel Services LLC.

10.14* Software Development Agreement, dated January 19, 1999 between Automated Travel Systems, Inc. and Global Discount Travel Services LLC.

10.15* Booking Database License Agreement, dated January 19, 1999 between Automated Travel Systems, Inc. and Global Discount Travel Services LLC.

10.16+ E-Commerce Agreement, dated September 14, 1998, between The Mining Company and Global Discount Travel Services LLC.

10.17+ Travel Services Alliance Agreement, dated September 15, 1998, between theglobe.com, inc. and Global Discount Travel Services LLC.

10.18+ Website Advertising and Promotion Agreement, dated September 25, 1998, between Looksmart, Ltd. and Global Discount Travel Services LLC.

10.19+ Interactive Advertising Agreement, dated October 15, 1998, among Global Discount Travel Services LLC, Frommers.com, and 2Can Media, Inc.

10.20+ Lycos Network Advertising Contract, dated October 28, 1998, between Lycos, Inc. and Global Discount Travel Services LLC.

10.21+ Terms and Conditions, Advertising Insertion Order, dated January 15, 1999, between Yahoo! Inc. and Global Discount Travel Services LLC.

10.22 Karabu Ticket Program Agreement, dated June 14, 1995, between Trans World Airlines, Inc. and Karabu Corp.

10.23 Joinder Agreement, dated August 14, 1995 between Karabu Corp. and Global Discount Travel Services LLC.

21.1     Subsidiaries of Lowestfare.com, Inc.

23.1     Consent of KPMG LLP.

23.2     Consent of KPMG LLP.

EXHIBITS             Description

23.3* Consent of Gordon Altman Butowsky Weitzen Shalov & Wein (included in the opinion filed herewith as Exhibit 5.1).

24.1     Power of Attorney (included on signature page).

27.1     Financial Data Schedule.

27.2     Financial Data Schedule.

27.3     Financial Data Schedule.

27.4     Financial Data Schedule.

*        To be filed by amendment.

+ Portions have been omitted pursuant to a confidential treatment request.


         (b)    Financial Statement Schedules:

         The following financial statement schedules are filed as part of this Registration Statement:


Schedule II -       Valuations and Qualifying Accounts

ITEM 17. Undertakings.

         The undersigned registrant hereby undertakes that:


         (1) For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (4) To provide to the underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 16, 1999.

                                       LOWESTFARE.COM, INC.


                                       By: /s/ Kenneth G. Swanton
                                       --------------------------
                                       Name: Kenneth G. Swanton
                                       Title: Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Russell D. Glass, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


           Name                                     Title                                 Date
           ----                                     -----                                 ----
/s/ Carl C. Icahn                             Chairman of the Board                 March 16, 1999
----------------------------------            and Director
Carl C. Icahn

/s/ Gail Golden                               President, Vice Chairman and          March 16, 1999
----------------------------------            Director
Gail Golden

/s/ Russell D. Glass                          Vice Chairman and Director            March 16, 1999
----------------------------------
Russell D. Glass

/s/ Kenneth G. Swanton                        Chief Executive Officer and           March 16, 1999
----------------------------------            Director
Kenneth G. Swanton                            (Principal Executive Officer)

/s/ Denise Barton                             Chief Financial Officer               March 16, 1999
------------------------------------          (Principal Financial and
Denise Barton                                 Accounting Officer)

                                  EXHIBIT INDEX


                                                                                               Sequentially
                                                                                                 Numbered
EXHIBITS                                   Description                                             Page
1.1*            Form of Underwriting Agreement.

2.1*            Transfer Agreement, dated March 15, 1999, between
                Vauxhall LLC and Lowestfare.com, Inc.

3.1             Certificate of Incorporation.

3.2*            Form of First Amended and Restated Certificate of
                Incorporation to be in effect upon the closing of this offering.

3.3             By-Laws.

4.1*            Specimen Stock Certificate.

4.2*            Registration Rights Agreement.

5.1*            Form of Opinion of Gordon Altman Butowsky Weitzen
                Shalov & Wein

10.1*           Lowestfare.com 1999 Stock Option Plan

10.2            Sublease Agreement, dated April 1, 1996, between Lockheed
                Engineering & Sciences Company and Global Discount
                Travel Services LLC.

10.3            First Amendment to Sublease Agreement, dated February 2,
                1998, between Lockheed Martin Corporation and Global
                Discount Travel Services LLC.

10.4            License Agreement, dated February 1, 1997 between Icahn
                Associates Corp. and Global Travel Marketing Services, Inc.

10.5*           Amended and Restated Employment Agreement, dated as of
                January 8, 1999, between Kenneth G. Swanton and Global
                Discount Travel Services LLC.

10.6*           Amended and Restated Employment Agreement, dated as of
                January 20, 1999, between Denise Barton and Global
                Discount Travel Services LLC.

10.7*           Amended and Restated Employment Agreement, dated as of
                May 26, 1999, between Terry L. O'Neal and Global
                Discount Travel Services LLC.

10.8*           Amended and Restated Employment Agreement, dated as of
                May 2, 1996, between Gregory A. Monton and Global
                Discount Travel Services LLC.

10.9*           Amended and Restated Employment Agreement, dated as of
                May 26, 1998, between Steven S. Lay and Global Discount
                Travel Services LLC.

                                                                                               Sequentially
                                                                                                 Numbered
EXHIBITS                                   Description                                             Page
10.10*          Amended and Restated Employment Agreement, dated as of
                January 1, 1998 between Vincent L. Martinelli and Global
                Travel Marketing Services, Inc.

10.11* Option Agreement dated as of May 26, 1998, between Gail Golden and Global Discount Travel Services LLC.

10.12*          Option Agreement dated as of May 26, 1998, between Russell D.
                Glass and Global Discount Travel Services LLC.

10.13 SABRE Subscriber Agreement, dated December 18, 1998, between The SABRE Group, Inc. and Global Discount
                Travel Services LLC.

10.14* Software Development Agreement, dated January 19, 1999 between Automated Travel Systems, Inc. and Global
                Discount Travel Services LLC.

10.15*          Booking Database License Agreement, dated January 19,
                1999 between Automated Travel Systems, Inc. and Global
                Discount Travel Services LLC.

10.16+          E-Commerce Agreement, dated September 14, 1998, between
                The Mining Company and Global Discount Travel Services
                LLC.

10.17+          Travel Services Alliance Agreement, dated September 15,
                1998, between theglobe.com, inc. and Global Discount
                Travel Services LLC.

10.18+          Website Advertising and Promotion Agreement, dated
                September 25, 1998, between Looksmart, Ltd. and Global
                Discount Travel Services LLC.

10.19+ Interactive Advertising Agreement, dated October 15, 1998, among Global Discount Travel Services LLC,
                Frommers.com, and 2Can Media, Inc.

10.20+          Lycos Network Advertising Contract, dated October 28,
                1998, between Lycos, Inc. and Global Discount Travel
                Services LLC.

10.21+          Terms and Conditions, Advertising Insertion Order, dated
                January 15, 1999, between Yahoo! Inc. and Global Discount
                Travel Services LLC.

10.22 Karabu Ticket Program Agreement, dated June 14, 1995, between Trans World Airlines, Inc. and Karabu Corp.

10.23           Joinder Agreement, dated August 14, 1995 between Karabu
                Corp. and Global Discount Travel Services LLC.

21.1            Subsidiaries of Lowestfare.com, Inc.

                                                                                               Sequentially
                                                                                                 Numbered
EXHIBITS                                   Description                                             Page
23.1            Consent of KPMG LLP.

23.2            Consent of KPMG LLP.

23.3*           Consent of Gordon Altman Butowsky Weitzen Shalov & Wein
                (included in the opinion filed herewith as Exhibit 5.1).

24.1            Power of Attorney (included on signature page).

27.1            Financial Data Schedule.

27.2            Financial Data Schedule.

27.3            Financial Data Schedule.

27.4            Financial Data Schedule.

*     To be filed by amendment.

+     Portions have been omitted pursuant to a confidential treatment request.